Sender UC-G 717, Postbus 17100, 3500 HG Utrecht

Rabobank Nederland
Directoraat Control Rabobank Groep

Visiting address Croeselaan 18, Utrecht

Telephone 00 31 302162615
Fax 61928

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Our reference BB/jcd
Date November 9 , 2005

Subject **Rabobank Nederland Rule 12g3-2(b) File No. 82-5010**

The enclosed press releases from the period Oktober 2005 and the Pricing Supplements of oktober 2005 are being furnished to the Securities and Exchange Commission (the "**SEC**") on behalf of Rabobank Nederland (the "**Bank**") pursuant to the exemption from the Securities Exchange Act of 1934 (the "**Act**") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Bank is subject to the Act.

Yours sincerely,
Rabobank Nederland

Prof.dr.ir. Bert Bruggink
Executive Board / CFO Rabobank Group



Rabobank



Latest News

03 October 2005

iDEAL: Introduction of new payments standard on the internet

iDEAL, the new standard for payments on the internet that has been jointly developed by ABN AMRO, ING Bank, Postbank and Rabobank is in operation from today. This new payments standard provides consumers with a new and safe method to pay for purchases online. A unique feature of the new standard is that it enables consumers to make payments in their trusted internet banking environment.

Easy and trusted

When a consumer chooses to use iDEAL to make a purchase online, a screen is displayed in which the consumer can select his or her own bank. The payment environment looks the same as the consumer's own internet banking environment. The consumer only has to fill in the required data and can then pay for the purchase directly online using the digital signature. The digital signature can be placed using the trusted security token of the related consumer's own bank. Every business owner (internet retailer) that sells services or products via the internet and holds a payments account at a bank can participate and offer iDEAL as a payment method.

Excellent opportunities for iDEAL

Considering that Dutch consumers account for 93% of the turnover of Dutch web shops, there is clearly sufficient potential for iDEAL. Within only a few years iDEAL is expected to handle 50% of all online purchases in the Netherlands and the new standard is expected to replace payments made via giro collection and single direct debit mandates in particular. The number of internet payments continues to grow steadily every year. In 2003 the combined value of all transactions on the internet amounted to 1,237 billion euros and this figure climbed to 1,678 billion euros in 2004. Turnover totalling 1,065 billion euros has been generated in the first six months of 2005 alone.

For more details and a demonstration of iDEAL, please visit www.ideal-betalen.nl and the websites of the individual participating banks. A list of the internet

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retailers that offer iDEAL is also available on www.ideal-betalen.nl.

For more information, please contact:

ABN AMRO
Hans van Zon, Tel. 020-3834483

ING Bank
Karin van der Pol, Tel. 020-5636907

Postbank
Liselore Stuut, Tel. 020-5846444

Rabobank
Paul van den Berg, Tel. 030-2436802


Rabobank

Latest News

13 October 2005

RABOBANK, CENTRAL COAST BANCORP AGREE TO ACQUISITION OF COMMUNITY BANK OF CENTRAL CALIFORNIA

Rabobank To Expand California Footprint, Invest in Community Bank's Growth

Rabobank Brings Greater Resources and Banking Services to Central Coast Communities

October 13, 2005 - NEW YORK, NY and SALINAS, CA - Rabobank, the Dutch financial services leader and specialist in community banking and agricultural finance, and Central Coast Bancorp (NASDAQ: CCBN), the holding company for Community Bank of Central California, today announced a transaction agreement through which the Community Bank of Central California will become part of the Rabobank Group.

Under the terms of the agreement, Rabobank will acquire all the shares of Central Coast Bancorp for a purchase price of $25 per share in cash, or a total purchase price of $371 million, which represents a 29% premium over yesterday's closing price. Sandler O'Neill & Partners, L.P., a financial advisory and investment banking firm, served as financial advisor to the board of directors of Central Coast Bancorp for the transaction and rendered a fairness opinion to the board. The transaction is expected to close in the first quarter of 2006, subject to approval by Central Coast Bancorp shareholders and the receipt of all required regulatory approvals. Nick Ventimiglia, Chairman and Chief Executive Officer of Central Coast Bancorp, and C. Edward Boutonnet, Vice Chairman and Director, will join the board of directors of the combined bank; and Mr. Ventimiglia, together with John McCarthy, President and Chief Operating Officer, will serve in key advisory roles in the bank following the transaction.

Investing Global Resources in Community Banking

A century-old cooperative bank with a strong commitment to community banking and long heritage in agricultural finance, Rabobank brings tremendous resources, highly competitive pricing and deep financial expertise to its local banking operations. Through this acquisition, Rabobank will deliver significantly greater

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resources and more banking products and services to businesses, real estate developers and investors, agricultural customers, and communities throughout Monterey, Santa Cruz, San Benito and south Santa Clara counties, while continuing the commitment to superior customer service that is the heritage of Community Bank of Central California.

"Community Bank of Central California is a great community bank with very talented management and employees and a well-deserved reputation for excellent customer service," said Cor Broekhuyse, Regional Head of Rabobank International in the Americas. "It is a perfect fit with Rabobank, because we have very similar business lines and client profiles, and we share

Community Bank's commitment to relationship-driven banking and community involvement. Rabobank's roots lie in community banking, and we will continue Community Bank's dedication to community involvement just as our current Rabobank branches serve communities throughout Southern and Central California."

Mr. Broekhuyse continued, "We will invest in the growth and development of Community Bank of Central California, increasing product offerings and services to give local customers more choice, enhancing systems to improve efficiencies and the customer experience, and bringing tremendous resources to broaden the financial opportunities available to local customers. By leveraging our banking expertise and financial capabilities, we will provide a full range of great, highly competitive products and services to meet the financial needs of the businesses, organizations, municipalities, agricultural clients and residents of the Central Coast. We are enthusiastic about the opportunity to serve the community and to put our banking experience, deep resources and agricultural expertise to work for local customers."

"We are pleased to join the Rabobank family, and believe this will be a beneficial development for our shareholders, customers, employees and the Central Coast community," said Nick Ventimiglia, Chairman and Chief Executive Officer of Central Coast Bancorp, and head of Community Bank of Central California. "Like Community Bank of Central California, Rabobank measures excellence in terms of customer service, and they share our commitment to long-term customer relationships. They also bring tremendous expertise and experience – in retail and commercial banking, agricultural lending, and construction financing – to every client engagement, and their resources and competitive pricing will be compelling advantages for our clients. In developing our plans for the future, we determined that Rabobank will be an excellent partner for our bank and its many loyal employees, customers, shareholders and communities. Through this business combination, we will be able to build upon the strong foundation that Community Bank of Central California has established by adding the strengths and great resources of one of the world's premier banks."

Expanding Rabobank's California Presence

The transaction is a further step in Rabobank's strategy to expand its community banking platform in California and in key agricultural communities across the U.S., and gives Rabobank a direct foothold in an important region of California from which to provide customers with full banking services. Community Bank of Central California will be merged with Rabobank's California bank, Rabobank, N.A. Rabobank plans to keep all 14 Community Bank branches open and to invest further in the growth of the bank's franchise in the Central Coast.

Rabobank, N.A., is a community-oriented bank providing full banking services to agricultural customers, commercial real estate developers and investors (both permanent and construction lending), and small- and medium-size businesses from 25 locations throughout Southern and Central California, as well as a full array of depository, treasury management and retail banking products for individuals and businesses. Since being acquired by Rabobank Group in 2002, Rabobank, N.A. (formerly named Valley Independent Bank) has more than doubled its assets and capital. In that time, Rabobank, N.A. has also established a presence in four new markets, undertaken remodeling and expansion of seven branches, and upgraded its operations and service facilities. Rabobank, N.A. is rated "Outstanding" in its compliance with the Community Reinvestment Act.

"Community Bank of Central California is a strong addition to Rabobank's banking franchise in California, and we are very pleased to take this step together as we expand our California presence," said R. Daniel Woerner, President and Chief Executive Officer of Rabobank, N.A. "We are impressed by the strength of Community Bank's branch network, which we will keep intact, the talent of its employees, and the loyalty and quality of its customers. Over the next few months, we will examine the best way to combine the two organizations, but Community Bank customers can be assured they will continue to work with the same bank representatives and continue to receive the same high quality service that Community Bank has always provided. Rabobank places the highest value on customer service, which our clients recognized in their recent 90% approval rating. We look forward to continuing to deliver unparalleled service excellence to customers throughout the Central Coast."

Contacts

For Rabobank - Americas:
Lynne Burns 212-808-2581
Melissa Schuler 212-916-7941

For Central Coast Bancorp/
Community Bank of Central California:
Harry Wardwell 831-757-2274 ext. 446

For Rabobank Group/International:
Ernst Moeksis (31) 30-216-4304

Rabobank Group is a financial services leader providing institutional and retail banking and agricultural finance solutions in key markets around the world. From its century-old roots as a Dutch farmers'

finance cooperative, Rabobank has grown into one of the 25 largest banks worldwide with over $600 billion in assets and operations in over 35 countries Rabobank is the only private bank in the world with the highest possible credit ratings from both Standard & Poor's (AAA) and Moody's Investor Service (Aaa), and is ranked among the world's ten safest banks by Global Finance magazine. In the Americas, Rabobank is a leading financier to all segments of the agriculture industry, providing wholesale banking services to food and agribusiness clients, and agricultural lending to farmers, ranchers, input suppliers, and manufacturers; and full retail and commercial banking services to businesses, communities and real estate developers throughout Southern and Central California. www.RabobankAmerica.com.

Central Coast Bancorp (NASDAQ: CCBN) operates as a holding company for Community Bank of Central California, an award-winning bank with 14 branches located in Monterey, Santa Cruz, San Benito and southern Santa Clara counties. Founded in 1982 as a primarily agribusiness bank, Community Bank of Central California offers a full array of banking services for individuals (checking, savings, deposits, money market, CD, and IRA accounts, personal loans: auto, mortgage, home equity) and businesses (business checking, small business loans, commercial real estate, lockbox, and courier services). It serves a range of sectors including agribusiness, small business, professionals, commercial and residential developers, civic groups, municipalities and non-profit organizations throughout the California Central Coast area. The largest independent bank headquartered in Monterey County, Community Bank of Central California had total assets of $1.25 billion as of September 30, 2005. www.community-bnk.com

Forward Looking Statements: Certain statements obtained herein are forward-looking statements including, but not limited to, statements that are predictions of or indicate future events, trends, plans or objectives. Undue reliance should not be placed on such statements because, by their nature, they are subject to known and unknown risks and uncertainties, including the risk that the proposed acquisition may not be consummated. The following factors, among others, could cause actual results to differ materially from those described herein or from past results: the failure to obtain regulatory approval for the proposed transaction; the failure of Central Coast Bancorp shareholders to approve the transaction; the costs related to the proposed transaction; the inability to obtain, or meet conditions imposed for, required regulatory approvals and consents; other economic, business, competitive and/or regulatory factors affecting Central Coast Bancorp's and Rabobank's businesses generally; and the risk of future catastrophic events including possible future terrorist related incidents. Neither Central Coast Bancorp nor Rabobank undertake any obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information, future events or otherwise.

Additional Information and Where to Find it: Investors and security holders are urged to carefully review and consider Central Coast Bancorp's public filings with the SEC, including but not limited to the Proxy Statement for its 2005 Annual Meeting of Shareholders, the Annual Report on Form 10-K for the year ended December 31, 2004, Quarterly Reports on Form 10-Q and current reports on Form 8-K for the reporting periods of 2005. The documents filed by Central Coast Bancorp with the SEC may be obtained free of charge at Central Coast Bancorp's website at www.community-bnk.com or at the SEC's website at www.sec.gov. These documents may also be obtained free of charge from Central Coast Bancorp by requesting them in writing to Central Coast Bancorp, 301 Main Street, Salinas, CA, 93901, Attention: Jayme C. Fields, Corporate Secretary; or by telephone at (831) 757-2274.

Investors seeking additional information about VIB Corp/Rabobank, National Association may visit the website at www.rabobankamerica.com.

This press release does not constitute solicitation material in respect of the proposed acquisition of Central Coast Bancorp by VIB Corp. In connection with the proposed transaction, Central Coast Bancorp intends to file with the SEC a proxy statement to shareholders of Central Coast Bancorp and other relevant documents in connection with the proposed transaction. SHAREHOLDERS OF CENTRAL COAST BANCORP ARE URGED TO READ THE PROXY STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT VIB CORP, CENTRAL COAST BANCORP AND THE PROPOSED TRANSACTION. The final proxy statement will be mailed to shareholders of Central Coast Bancorp. Investors and security holders will be able to obtain these documents free of charge at the SEC's public reading room located at 100 F Street, N.E., Room 1580, Washington, DC 20549, at the SEC's website at www.sec.gov., at Central Coast Bancorp's website at www.community-bnk.com, or from Central Coast Bancorp by requesting them in writing from Jayme C. Fields, Corporate Secretary, Central Coast Bancorp, 301 Main Street, Salinas, CA, 93901, or by telephone at (831) 757-2274, or by email at jfields@community-bnk.com.

Participants in the Solicitation: Central Coast Bancorp and its directors, executive officers and other members of its management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed acquisition. Information about the directors and executive officers of Central Coast Bancorp and their ownership of Central Coast Bancorp stock are set forth in the Proxy Statement for Central Coast Bancorp's 2005 Annual Meeting of Shareholders. Additional information regarding the interests of such participants in the proposed transaction will be included in the proxy statement, when it becomes available.

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Rabobank

Latest News

25 October 2005

Early redemption of Rabobank Ladder Obligatie I 2004 due 2011 and Rabobank Ladder Obligatie II 2004 due 2011

With reference to the EUR 3,000,000,000 Principal Protected Medium Term Note Programme of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) dated 4 April 2004 and the Pricing Supplements dated 18 October 2004, Rabobank Nederland hereby announces that the EUR 160,000,000 Rabobank Ladder Obligatie I 2004 due 2011 (ISIN: XS0202665112) and the EUR 170,000,000 Rabobank Ladder Obligatie II 2004 due 2011 (ISIN: XS0203844500) ("Notes") will be redeemed in whole on 5 November 2005.

Payments on these Notes will take place at EUR 1,000 per Note on 7 november 2005. The interest over the last couponperiod (EUR 30 per Note) will also be payable on 7 November 2005.

Euronext Amsterdam has been requested to delist the Notes as of 7 November 2005. Therefore the last trading date of the Notes will be 4 november 2005.

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Press Relation

PO-box 17100
3500 HG Utrech
The Netherlands
telephone: +31
telefax: +31 30
pressoffice@rn.

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Rabobank

Latest News

26 October 2005

Rabobank Membership Certificates III raise € 2.0 billion

Rabobank members subscribe en masse for membership certificates

Large numbers of members have subscribed for Rabobank Membership Certificates III at the local member Rabobanks in recent weeks. The issue of Rabobank Membership Certificates III has, just as the previously issued series of membership certificates, been substantially oversubscribed. The issue has been subscribed for a total of € 2.2 billion. € 2.0 billion of this amount has been allotted. These proceeds far exceed the expected € 1.0 billion that was forecast at the start of the subscription period. This issue has consequently also been a resounding success. A total of € 6.3 billion has been invested to date in membership certificates.

More than 66,000 members of Rabobank and employees of the Rabobank Group have subscribed for Rabobank Membership Certificates III. The issue price was set in advance at € 50.00. Bert Bruggink, Chief Financial Officer of Rabobank Nederland: "The issue of Rabobank Membership Certificates III has been an overwhelming success. The members and employees have once again confirmed their confidence in Rabobank by subscribing to this issue in such large numbers. Rabobank is dedicated to being and remaining market leader. This reinforcement of our equity capital and reserves will enable us to realise our growth strategy."

The subscription amount surpasses the maximum amount of € 2.0 billion that Rabobank could raise according to the prospectus. As a result it is not possible to honour some subscriptions entirely. All orders for 50 certificates or less have been allotted in full. However, in the case of larger orders, the first 50 certificates have been allotted in full and only 95% and 65% of the additional amount have been allotted for natural persons and legal entities respectively, both up to a maximum of 5,000 certificates. The lower allotment to legal entities is connected with the fact that a maximum of 15% of the number of outstanding certificates may be held by legal entities. Following the

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allotment, the share of certificates held by legal entities is 14.8%. It will consequently also not be possible for this group to purchase certificates on the internal market until further notice.

The proceeds of the issue will be used to strengthen the bank's equity capital and reserves. Rabobank has declared its intention to retain its AAA credit rating. In order to fulfil this objective, the bank must ensure that its equity capital and reserves grow in tandem with its activities. The bank's activities are expanding by approximately 10% annually. Strengthening the equity capital and reserves helps ensure that the 'Tier-1 ratio' remains above 10%. The 'Tier-1 ratio' is the ratio between the equity reserves and risk-weighted assets. Following the issue of the new series of membership certificates, the 'Tier-1 ratio' will amount to 11.4%. The dividend paid on the Rabobank Membership Certificates III is equal to the average effective return on the most recent ten-year Dutch state loan over the previous three months plus 0.25%. The dividend percentage for the first period (through 29 December 2005) has consequently been set at 3.47% on an annual basis. While the period to maturity of Rabobank Membership Certificates III is infinite, the certificates can be redeemed prematurely for the first time on 29 September 2035.

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Final Terms

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK INTERNATIONAL EQUITY DERIVATES)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) AUSTRALIA BRANCH
(Australian Business Number 70 003 917 655)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) SINGAPORE BRANCH
(Singapore Company Registration Number F03634W)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

Euro 60,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity
COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)

SERIES NO: 1264A
TRANCHE NO.: 2

EUR 50,000,000 2.125 per cent. Notes 2005 due 2009

(to be consolidated and form a single series with the Eur 100,000,000
2.125 per cent. Notes 2005 due 2009 (Series Number: 1264 A / Tranche 1) issued on 4 March 2005)

Issue Price: 99.482 per cent.
(plus 242 days accrued interest from and including the Interest Commencement Date to but excluding the Issue Date)

UBS Investment Bank

The date of these Final Terms is 28 October 2005

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions (the "**Conditions**") set forth in the 2004 Conditions Supplement (as defined below). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive (Directive 2003/71/EC) (the "**Prospectus Directive**") and must be read in conjunction with the Offering Circular dated 11 July 2005, as supplemented by (i) a supplemental offering circular relating to the terms and conditions of the notes set out in the offering circular dated 7 October 2003, (ii) a supplemental offering circular relating to the terms and conditions of the notes set out in the offering circular dated 15 October 2004 (the "**2004 Conditions Supplement**") and (iii) a supplemental offering circular relating to an addition to the risk factors set forth in the offering circular dated 11 July 2005, in each case dated 8 September 2005 (together, the "**Offering Circular**"), which constitutes a base prospectus for the purposes of the Prospectus Directive, save in respect of the Conditions which are those contained in the 2004 Conditions Supplement. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Offering Circular. The Offering Circular is available for viewing at, and copies may be obtained from, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) at Croeselaan 18, 3521 CB Utrecht, the Netherlands and the principal office of the Paying Agent in Luxembourg and Amsterdam.

1	Issuer:		Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2	(i)	Series Number:	1264A
	(ii)	Tranche Number:	2
3	Specified Currency or Currencies:		Euro ("**EUR**")
4	Aggregate Nominal Amount:		
	(i)	Series:	EUR 150,000,000
	(ii)	Tranche:	EUR 50,000,000
5	Issue Price:		99.482 per cent. of the Aggregate Nominal Amount of the Notes plus 242 days' accrued interest from and including the Interest Commencement Date to but excluding the Issue Date
6	Specified Denominations:		EUR 1,000, EUR 10,000 and EUR 100,000
7	(i)	Issue Date:	1 November 2005
	(ii)	Interest Commencement Date (if different from the Issue Date):	4 March 2005
8	Maturity Date:		30 June 2009
9	Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax)		No
10	Interest Basis:		2.125 per cent. Fixed Rate

			(further particulars specified below)
11	Redemption/Payment Basis:		Redemption at par
12	Change of Interest or Redemption/Payment Basis:		Not Applicable
13	Put/Call Options:		Not Applicable
14	*(i)*	*Status of the Notes:*	*Senior*
	(ii)	Date approval for issuance of Notes obtained:	Not Applicable
15	Method of distribution:		Non-Syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16	Fixed Rate Note Provisions		Applicable
	(i)	Rate of Interest:	2.125 per cent. per annum payable annually in arrear
	(ii)	Interest Payment Dates:	30 June in each year commencing 30 June 2006 and ending on the Maturity Date
	(iii)	Fixed Coupon Amounts:	EUR 21.25 per EUR 1,000 in nominal amount EUR 212.50 per EUR 10,000 in nominal amount EUR 2,125.00 per EUR 100,000 in nominal amount
	(iv)	Broken Amount:	EUR 28.12 per EUR 1,000 EUR 281.20 per EUR 10,000 EUR 2,811.99 per EUR 100,000 in respect of the period from, and including, the Issue Date to, but excluding, 30 June 2006, payable on 30 June 2006.
	(v)	Day Count Fraction (Condition 1(a)):	Actual/Actual - ICMA
	(vi)	Determination Dates (Condition 1(a)):	Interest Payment Dates
	(vii)	Other terms relating to the method of calculating interest for Fixed Rate Notes:	Not Applicable
17	Floating Rate Provisions		Not Applicable
18	Zero Coupon Note Provisions		Not Applicable
19	Index Linked Interest Note Provisions		Not Applicable
20	Equity Linked Interest Note Provisions		Not Applicable
21	Dual Currency Note Provisions		Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	Call Option		Not Applicable

23	Put Option	Not Applicable
24	Final Redemption Amount (all Notes except Index Linked Redemption Notes) of each Note	EUR 1,000 per Note of EUR 1,000 specified denomination EUR 10,000 per Note of EUR 10,000 specified denomination EUR 100,000 per Note of EUR 100,000 specified denomination
25	Final Redemption Amount (Equity Linked Redemption Notes):	Not Applicable
26	Final Redemption Amount (Index Linked Redemption Notes):	Not Applicable
27	Early Redemption Amount	
	(i) Early Redemption Amount(s) of each Note payable on redemption for taxation reasons (Condition 7(c)) or an event of default (Condition 11) and/or the method of calculating the same (if required or if different from that set out in the Conditions):	Yes, as set out in the Conditions
	(ii) Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(c)):	Yes
	(iii) Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 8(f)):	Yes

GENERAL PROVISIONS APPLICABLE TO THE NOTES

28	Form of Notes:	Bearer Notes
	(i) Temporary or permanent global Note/Certificate:	Temporary Global Note which will be exchangeable for a permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note
	(ii) Applicable TEFRA exemption:	D Rules
29	Financial Centres (Condition 8(h)) or other special provisions relating to payment dates:	TARGET
30	Talons for future Coupons or Receipts to be attached to Definitive Notes (and date on which such Talons	No

	mature):	
31	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
32	Details relating to Instalment Notes:	Not Applicable
33	Redenomination, renominalisation and reconventioning provisions:	Not Applicable
34	Consolidation provisions:	The provisions in Condition 14 will apply to further issues
35	Other terms or special conditions:	So long as Bearer Notes are represented by a permanent Global Note and the permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 15, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system.

DISTRIBUTION

36	(i)	If syndicated, names of Managers:	Non-Syndicated
	(ii)	Stabilising Manager (if any):	Not Applicable
	(iii)	Dealer's Commission:	1.625 per cent. of the nominal amount of the Notes comprising a management and underwriting commission of 0.225 per cent. and a selling commission of 1.4 per cent.
37	If non-syndicated, name and address of Dealer:		UBS Limited 1 Finsbury Avenue London EC2M 2PP United Kingdom
38	Additional selling restrictions:		Not Applicable
39	Subscription period:		Not Applicable

GENERAL

40	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 12(a):	Not Applicable
41	The aggregate principal amount of Notes issued has been translated into Euro at the rate of [•], producing a sum of (for Notes not denominated in Euro):	Not Applicable
42	In the case of Notes listed on Eurolist by Euronext Amsterdam N.V.:	Not Applicable

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the Euro 60,000,000,000 Global Medium Term Note Programme of Rabobank Nederland.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer:

By :

Duly authorised

PART B – OTHER INFORMATION

1 LISTING

(i)	Listing:	Luxembourg
(ii)	Admission to Trading:	Application has been made for the Notes to be admitted to trading on the Official List of the Regulated Market of the Luxembourg Stock Exchange with effect from 1 November 2005.
(iii)	Estimate of total expenses related to admission to trading:	Euro 1,975

2 RATING

Rating:	The Notes have been rated Aaa, AAA and AAA by Moody's Investors Service, Inc. ("**Moody's**"), Fitch Ratings Ltd. ("**Fitch**") and Standard & Poor's Ratings Services ("**Standard & Poor's**"), respectively. As defined by Moody's an Aaa rating means that the Notes are judged to be of the highest quality, with minimal credit risk. As defined by Fitch an AAA rating means that the Notes are judged to be of the highest credit quality and denote the lowest expectation of credit risk. It indicates exceptionally strong capacity for payment of financial commitments and is highly unlikely to be adversely affected by foreseeable events. As defined by Standard & Poor's, an AAA rating means that the Notes has the highest rating assigned by Standard & Poor's and that the Issuer's capacity to meet its financial commitment on the obligation is extremely strong.

3 NOTIFICATION

The Netherlands Authority for the Financial Markets (*Autoriteit Financiële Markten*) has provided the *Commission de surveillance du secteur financier* in Luxembourg with a certificate of approval attesting that the Offering Circular has been drawn up in accordance with the Prospectus Directive.

4 INTERESTS OF NATURAL AND LEGAL PERSONS INVOLVED IN THE OFFER

Save as disclosed in the Offering Circular, so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

5 REASONS FOR THE OFFER, ESTIMATED NET PROCEEDS AND TOTAL EXPENSES

(i)	Reasons for the offer:	As per "Use of Proceeds" in the Offering Circular.
(ii)	Estimated net proceeds	EUR 49,632,952.05 (including 242 days' accrued interest after deduction of Dealers' Commission)
(iii)	Estimated total expenses:	EUR 8,015 (excluding Dealers' Commission)

6 YIELD

Indication of yield:	2.677 per cent. This is the yield-to-maturity and is calculated as the rate of return anticipated on the Notes as if they will be held until the Maturity Date. The calculation of the yield-to-maturity takes into account the re-offer price, the Aggregate Nominal Amount of the Notes, the Rate of Interest and the time to Maturity. It is also assumed that all coupons are reinvested at the same rate. The yield is calculated at the Issue Date on the basis of the re-offer price. It is NOT an indication of future yield.

7 HISTORIC INTEREST RATES

Not Applicable

8 PERFORMANCE OF INDEX/FORMULA, EXPLANATION OF EFFECT ON VALUE OF INVESTMENT AND ASSOCIATED RISKS AND OTHER INFORMATION CONCERNING THE UNDERLYING

Not Applicable

9 PERFORMANCE OF RATES OF EXCHANGE AND EXPLANATION OF EFFECT ON VALUE OF INVESTMENT

Not Applicable

10 PERFORMANCE OF UNDERLYING, EXPLANATION OF EFFECT ON VALUE OF INVESTMENT AND ASSOCIATED RISKS AND INFORMATION CONCERNING THE UNDERLYING

Not Applicable

11 OPERATIONAL INFORMATION

(i)	ISIN Code:	In respect of Notes represented by the Temporary Global Note, XS0233157931 and in respect of Notes represented by the Permanent Global Note, XS0213159402
(ii)	Common Code:	In respect of Notes represented by the Temporary Global Note, 023315793 and in respect of Notes represented by the

		Permanent Global Note, 021315940
(iii)	Fondscode:	Not Applicable
(iv)	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant number(s):	Not Applicable
(v)	Delivery:	Delivery against payment
(vi)	The Agents appointed in respect of the Notes are:	Not Applicable

Signed on behalf of the Issuer:

By:

Duly authorised

A05585409

FINAL TERMS

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A. (RABOBANK NEDERLAND)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. *(***Rabobank International Equity Derivatives***)*
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch
(Australian Business Number 70 003 917 655)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Singapore Branch
(Singapore Company Registration Number F03634W)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

Euro 60,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity
COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A. (RABOBANK NEDERLAND)

SERIES NO: 1481A
TRANCHE NO: 1

EUR 100,000,000 Index Linked Interest Notes 2005 due 2 November 2015 (the "Notes")

Issue Price: 100.00 per cent.

BNP PARIBAS

The date of these Final Terms is 27 October 2005.

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Offering Circular dated 11 July 2005, as supplemented by (i) a supplemental offering circular relating to the terms and conditions of the notes set out in the offering circular dated 7 October 2003, (ii) a supplemental offering circular relating to the terms and conditions of the notes set out in the offering circular dated 15 October 2004 and (iii) a supplemental offering circular relating to an addition to the risk factors set forth in the offering circular dated 11 July 2005, in each case dated 8 September 2005 (together, the "**Offering Circular**"), which constitutes a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the "**Prospectus Directive**"). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with the Offering Circular, as so supplemented. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Offering Circular. The Notes will be issued on the terms of these Final Terms read together with the Offering Circular. Each Issuer accepts responsibility for the information contained in these Final Terms which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes. The Offering Circular is available for viewing at, and copies may be obtained from, Rabobank Nederland at Croeselaan 18, 3521 CB Utrecht, the Netherlands and the principal office in England of the Arranger and of the Paying Agent in Luxembourg and Amsterdam.

1	Issuer:	Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2	(i) Series Number:	1481A
	(ii) Tranche Number:	1
3	Specified Currency or Currencies:	Euro ("EUR")
4	Aggregate Nominal Amount:	
	(i) Tranche:	EUR 100,000,000
	(ii) Series:	EUR 100,000,000
5	Issue Price:	100.00 per cent. of the Aggregate Nominal Amount
6	Specified Denominations:	EUR 50,000
7	Issue Date:	31 October 2005
8	Maturity Date:	2 November 2015
9	Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax):	No
10	Interest Basis:	Index Linked Interest
11	Redemption/Payment Basis:	Redemption at par
12	Change of Interest or Redemption/Payment Basis:	Not Applicable
13	Put/Call Options:	Not Applicable
14	Status of the Notes:	Senior
15	Method of distribution:	Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16	**Fixed Rate Note Provisions**	Not Applicable
17	**Floating Rate Provisions**	Not Applicable
18	**Zero Coupon Note Provisions**	Not Applicable
19	**Index Linked Interest Note Provisions**	Applicable

(i) Index/Formula:

The Rate of Interest for each Interest Period shall be a percentage rate determined by the Calculation Agent acting in its sole discretion in accordance with the following:

If $Index_{i,t}$ is equal to or greater than $Index_{i,0}$ for all 3 Indices, then the Rate of Interest for such Interest Period shall be:

t * 5.83 per cent. – Cumulative Interest Rate

otherwise, the Rate of Interest for such Interest Period shall be 0.00 per cent.

Provided that if the Calculation Agent acting in its sole discretion determines that:

$Index_{i,t}$ is equal to or greater than 1.2 * $Index_{i,0}$ for all 3 Indices (the "Lock in Event"), then the Rate of Interest for every Interest Period from but excluding such Interest Period shall be 5.83 per cent. For the avoidance of doubt, the Rate of Interest for the Interest Period in which such Lock in Event occurs shall be determined in accordance with the formula: t * 5.83 per cent. – Cumulative Interest Rate.

Where:

"**Cumulative Interest Rate**" means the sum of the Rate(s) of Interest for the Interest Period(s) prior to the relevant Interest Period.

"**Closing Level**" means, in respect of any Exchange Business Day and each Index, the official level of the Index quoted on the Exchange as calculated and announced by the Index Sponsor as of the Valuation Time.

"**Exchange Business Day**" means, in respect of each Index, any day that is (or, but for the occurrence of a Market

Disruption Event, would have been) a trading day on both the Exchange and the Related Exchange other than a day on which trading on any such Exchange or Related Exchange is scheduled to close prior to its regular weekday closing time.

"**Index$_i$**" means (1) the Standard & Poor's 500 Index, (2) the Dow Jones Euro Stoxx 50 Index and (3) the Nikkei 225 Stock Average Index, and together the "**Indices**", further particulars of which are set out below:

	Index	Screen Page	Exchange	Index$_{i,0}$
1.	Standard & Poor's 500	Reuters .SPX	Each exchange or quotation system on which each component security of the Index is principally traded	1,184.87
2.	Dow Jones Euro Stoxx 50	Reuters .STOXX50E	Each exchange or quotation system on which each component security of the Index is principally traded	3,387.46
3.	Nikkei 225 Stock Average	Reuters .N225	Tokyo Stock Exchange	13,556.71

"**$Index_{i,0}$**" means the Closing Level of $Index_i$ on 11 October 2005 as set out in the table above.

"**$Index_{i,t}$**" means the Closing Level of $Index_i$ on Valuation $Date_t$.

"**Market Disruption Event**" means, in respect of each Index, the occurrence or existence on any Exchange Business Day during the one-half hour period that ends at the Valuation Time of any suspension of or limitation imposed on trading (by reason of movements in price exceeding limits permitted by the Exchange or otherwise), (A) on the Exchange(s) in securities that comprise twenty per cent. or more of the level of the Index, or (B) in options contracts or futures contracts on the Index on any Related Exchange if, in any such case, such suspension or limitation is, in the determination of the Calculation Agent, material. For the purpose of determining whether a Market Disruption Event exists at any time, if trading in a security included in the Index is materially suspended or materially limited at that time then the relevant percentage contribution of that security to the level of the Index shall be based on a comparison of (x) the portion of the level of the Index attributable to that security in which trading is materially suspended or materially limited relative to (y) the overall level of the Index, in each case immediately before that suspension or limitation.

"**Screen Page**" means, in respect of each Index, the screen page as set out in the table above or any successor page or service which displays such information in respect of the Index.

"**t**" means a number from 1 to 10 representing each relevant Interest Period.

(ii)	Calculation Agent responsible for calculating the interest due:	BNP Paribas (the "**Calculation Agent**")
(iii)	Basket:	See item 19(i)
(iv)	Provisions for determining Coupon where calculated by reference to Index and/or Formula:	See item 19(i)

(v)	Index Valuation Date:	"**Valuation Date$_t$**" means: 24 October 2006, 24 October 2007, 24 October 2008, 26 October 2009, 25 October 2010, 24 October 2011, 24 October 2012, 24 October 2013, 24 October 2014 and 26 October 2015 or, if any such day is not an Exchange Business Day for any Index, the first succeeding day that is an Exchange Business Day for every Index. If there is a Market Disruption Event on any Valuation Date, the Valuation Date for each Index not affected by such Market Disruption Event shall be that day and the Valuation Date for each Index affected by such Market Disruption Event shall be the first succeeding Exchange Business Day on which no such Market Disruption Event relating to such Index takes place, unless such a Market Disruption Event relating to such Index occurs on each of the two Exchange Business Days immediately following the original date that, but for the Market Disruption Event, would have been the Valuation Date in respect of such Index. In that case, (i) the second Exchange Business Day shall be deemed to be the Valuation Date in respect of such Index, notwithstanding the Market Disruption Event, and (ii) the Calculation Agent shall determine the Closing Level of such Index as of the Valuation Time on that second Exchange Business Day in accordance with the formula for and method of calculating such Index last in effect prior to the commencement of the Market Disruption Event using the Exchange traded price (or, if trading in the relevant security has been suspended or materially limited, its good faith estimate of the Exchange traded price that would have prevailed but for that suspension or material limitation) as of the Valuation Time on that second Exchange Business Day of each security comprising such Index.
(vi)	Valuation Time:	"**Valuation Time**" means, in respect of each Index, the time with reference to which the Index Sponsor calculates the official closing level of the Index.

(vii) Sponsor:

"Index Sponsor" means, in respect of the Dow Jones EURO STOXX 50 Price Index: STOXX Limited, in respect of the Standard and Poor's 500 Index: Standard & Poor's, a division of The McGraw-Hill Companies, Inc., and in respect of the Nikkei 225® Stock Average Index: Nihon Keizai Shimbun, Inc., or any respective successor thereto.

(viii) Provisions for determining Coupon where calculation by reference to Index and/or Formula is impossible or impracticable:

Adjustment to Index:

If an Index is (i) not calculated and announced by the relevant Index Sponsor but is calculated and announced by a successor sponsor acceptable to the Calculation Agent, or (ii) replaced by a successor index using, in the determination of the Calculation Agent, the same or a substantially similar formula for and method of calculation as used in the calculation of such Index, then such Index shall be deemed to be the index so calculated and announced by that successor sponsor or that successor index, as the case may be.

If (i) on or prior to any Valuation Date, an Index Sponsor makes a material change in the formula for or the method of calculating an Index or in any other way materially modifies an Index (other than a modification prescribed in that formula or method to maintain that Index in the event of changes in constituent stock and capitalisation and other routine events) or (ii) on any Valuation Date, an Index Sponsor fails to calculate and announce an Index, then the Calculation Agent shall calculate the relevant Closing Level using, in lieu of a published level for such Index, the level for such Index as at that Valuation Date as determined by the Calculation Agent in accordance with the formula for and method of calculating such Index last in effect prior to that change or failure, but using only those securities that comprised the Index immediately prior to that change or failure (other than those securities that have since ceased to be listed on any relevant Exchange).

Correction to Index:

With the exception of any corrections published after the day which is three Exchange Business Days prior to the due date for payment of an Interest Amount, if the level of an Index published on a given day and used or to be used by the

		Calculation Agent to determine the Rate of Interest is subsequently corrected and the correction published by the Index Sponsor within thirty days of the original publication, the level to be used shall be the level of the relevant Index as so corrected. Corrections published after the day which is three Exchange Business Days prior to the due date for payment of an Interest Amount shall be disregarded by the Calculation Agent for the purposes of determining the Rate of Interest.
(ix)	Interest or Calculation Period(s):	The first Interest Period will run from and including the Issue Date to but excluding 31 October 2006 Subsequent interest periods will run from and including each Specified Interest Payment Date to but excluding the subsequent Specified Interest Payment Date
(x)	Determination Date(s)	See item 19(v)
(xi)	Specified Interest Payment Dates:	31 October 2006, 31 October 2007, 31 October 2008, 2 November 2009, 1 November 2010, 31 October 2011, 31 October 2012, 31 October 2013, 31 October 2014 and 2 November 2015
(xii)	Business Day Convention:	Modified Following Business Day Convention
(xiii)	Business Centre(s) (Condition 1(a)):	TARGET
(xiv)	Minimum Rate/Amount of Interest:	0.00 per cent. per annum
(xv)	Maximum Rate/Amount of Interest:	Not Applicable
(xvi)	Day Count Fraction (Condition 1(a)):	Not Applicable
(xvii)	Exchange:	"**Exchange**" means, in respect of each Index, the relevant exchange or quotation system as set out in the table in item 19(i) or any successor thereto.
(xviii)	Related Exchange:	"**Related Exchange**" means, in respect of each Index, any exchange or quotation system on which futures or options contracts on the Index may be traded.

20	**Equity Linked Interest Note Provisions**	Not Applicable
21	**Dual Currency Note Provisions**	Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	**Call Option**	Not Applicable
23	**Put Option**	Not Applicable
24	**Final Redemption Amount (all Notes except Equity Linked Redemption Notes and Index Linked Redemption Notes) of Each Note**	EUR 50,000 per note of EUR 50,000 specified denomination
25	**Final Redemption Amount (Equity Linked Redemption Notes)**	Not Applicable
26	**Final Redemption Amount (Index Linked Redemption Notes)**	Not Applicable
27	**Early Redemption Amount**	Applicable
	(i) Early Redemption Amount(s) of each Note payable on redemption for taxation reasons (Condition 7 (c)) or an event of default (Condition 13) and/or the method of calculating the same (if required or if different from that set out in the Conditions):	Yes, as set out in the Conditions
	(ii) Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7 (c)):	Yes
	(iii) Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 10(f)):	Yes
	(iv) Early Redemption Amount of each Note payable on redemption pursuant to Condition 7(g):	Not Applicable

GENERAL PROVISIONS APPLICABLE TO THE NOTES

28	**Form of Notes:**	Bearer Notes
	(i) Temporary or permanent Global Note/Certificate:	Temporary Global Note exchangeable for a permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note
	(ii) Applicable TEFRA exemption:	D Rules

29	Financial Centre(s) (Condition 10(h)) or other special provisions relating to payment dates:	TARGET The first sentence of Condition 10(h) shall be deemed to be deleted and replaced with the following: "If any date for payment in respect of any Note is not a business day, the holder shall not be entitled to payment until the next following business day, unless it would thereby fall into the next calendar month, in which event such date for payment shall be brought forward to the immediately preceding business day".
30	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
31	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
32	Details relating to Instalment Notes:	Not Applicable
33	Redenomination, renominalisation and reconventioning provisions:	Not Applicable
34	Consolidation provisions:	Not Applicable
35	Other terms or special conditions:	So long as Bearer Notes are represented by a permanent Global Note and the permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 17, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system.

DISTRIBUTION

36	(i) If syndicated, names and addresses of Managers:	Not Applicable
	(ii) Stabilising Manager (if any):	Not Applicable
	(iii) Dealer's Commission:	None
37	If non-syndicated, name and address of Dealer:	BNP Paribas 10 Harewood Avenue London NW1 6AA

38	Additional selling restrictions:	Not Applicable
39	Subscription Period	Not Applicable

GENERAL

40	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 12(a):	Not Applicable
41	The aggregate principal amount of Notes issued has been translated into Euro at the rate of Euro producing a sum of (for Notes not denominated in Euro):	Not Applicable
42	In the case of Notes listed on the Stock Market of Euronext Amsterdam N.V.:	Not Applicable

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the Euro 60,000,000,000 Global Medium Term Note Programme of Rabobank Nederland.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms. Information on the underlying has been extracted from publicly available information released by the relevant Index Sponsors. The Issuer confirms that such information has been accurately reproduced and that, so far as it is aware, and is able to ascertain from information published by the relevant Index Sponsors, no facts have been omitted which would render the reproduced inaccurate or misleading.

Signed on behalf of the Issuer:

By: ....

Duly authorised

PART B – OTHER INFORMATION

1 LISTING

(i)	Listing:	Luxembourg
(ii)	Admission to Trading:	Application has been made for the Notes to be admitted to trading on the Luxembourg Stock Exchange's Regulated Market with effect from the Issue Date.
(iii)	Estimate of total expenses related to admission to trading:	EUR 5,000

2 RATINGS

Rating:	The Notes have been rated AAA by Standard & Poor's Ratings Services. As defined by Standard & Poor's, an AAA rating means that the Notes has the highest rating assigned by Standard & Poor's and that the Issuer's capacity to meet its financial commitment on the obligation is extremely strong.

3 NOTIFICATION

The Autoriteit Financiële Markten, which is the Netherlands competent authority for the purposes of the Prospectus Directive, has provided its equivalent competent authority in Luxembourg, *Commission de Surveillance du Secteur Financier,* with a certificate of approval attesting that the Offering Circular has been drawn up in accordance with the Prospectus Directive.

4 INTERESTS OF NATURAL AND LEGAL PERSONS INVOLVED IN THE OFFER

Save as disclosed in the Offering Circular, so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

5 REASONS FOR THE OFFER, ESTIMATED NET PROCEEDS AND TOTAL EXPENSES

(i)	Reasons for the offer:	The net proceeds from the issue of Notes will be used by the Issuer in connection with its banking business.
(ii)	Estimated net proceeds	EUR 100,000,000
(iii)	Estimated total expenses:	Not Applicable

6 YIELD (*Fixed Rate Notes Only*) Indication of yield: Not Applicable

7 HISTORIC INTEREST RATES *(Floating Rate Notes only)*

Not Applicable

8 PERFORMANCE OF INDEX/FORMULA, EXPLANATION OF EFFECT ON VALUE OF INVESTMENT AND ASSOCIATED RISKS AND OTHER INFORMATION CONCERNING THE UNDERLYING *(Index-Linked Notes only)*

POTENTIAL INVESTORS SHOULD BE AWARE THAT THEY MAY RECEIVE NO INTEREST.

Calculation methodology, details of past performance and other background information in respect of each Index may be obtained from the relevant Index Sponsor and/or the relevant Screen Page.

None of the Issuer, the Calculation Agent or any Agents accepts responsibility for the calculation, maintenance or publication of any Index or any successor index.

Standard & Poor's 500 Index disclaimer:

"Standard & Poor's®", "S&P®", "S&P 500®", "Standard & Poor's 500" and "500" are trademarks of The McGraw-Hill Companies, Inc. These marks have been licensed for use by the Issuer. The Notes are not sponsored, endorsed, sold or promoted by Standard & Poor's, and Standard & Poor's makes no representation regarding the advisability of investing in the Notes.

Dow Jones Euro Stoxx 50 Index disclaimer:

STOXX Limited ("STOXX") and Dow Jones & Company ("Dow Jones") have no relationship to the Issuer, other than the licensing of the relevant index and the related trademarks for use in connection with the Notes.

STOXX and Dow Jones do not:

- sponsor, endorse, sell or promote the Notes;
- recommend that any person invest in the Notes or any other securities;
- have any responsibility or liability for or make any decisions about the timing, amount or pricing of Notes;
- have any responsibility or liability for the administration, management or marketing of the Notes; or
- consider the needs of the Notes or the owners of the Notes in determining, composing or calculating the relevant index or have any obligation to do so.

STOXX and Dow Jones will not have any liability in connection with the Notes.

Specifically:

STOXX and Dow Jones do not make any warranty, express or implied and disclaim any and all warranty about:

- the results to be obtained by the Notes, the owner of the Notes or any other person in connection with the use of the relevant index and the data included in the relevant index;
- the accuracy or completeness of the relevant index and its data; or
- the merchantability and the fitness for a particular purpose or use of the relevant index and its data;

STOXX and Dow Jones will have no liability for any errors, omissions, or interruptions in the relevant index or its data; and

under no circumstances will STOXX or Dow Jones be liable for any lost profits or indirect, punitive, special or consequential damages or losses even if STOXX or Dow Jones knows that they might occur.

The licensing agreement between the issuer and STOXX is solely for their benefit and not for the benefit of the owners of the Notes or any other third parties.

Nikkei 225 Stock Average Index disclaimer:

The Nikkei Stock Average or Nikkei 225 Index (the "**Index**") is the intellectual property of Nihon Keizai Shimbun, Inc. (the "**Index Sponsor**"). "**Nikkei**", "**Nikkei Stock Average**" and "**Nikkei 225**" are the service marks of the Index Sponsor. The Index Sponsor reserves all rights, including copyright, to the Index.

The Notes are not in any way sponsored, endorsed or promoted by the Index Sponsor. The Index Sponsor does not make any warranty or representation whatsoever, express or implied, either as to the results to be obtained as to the use of the Index or the figure as which the Index stands at any particular day or otherwise. The Index is compiled and calculated solely by the Index Sponsor. However, the Index Sponsor shall not be liable to any person for any error in the Index and the Index Sponsor shall not be under any obligation to advise any person, including a purchase or vendor of the Notes, of any error therein.

In addition, the Index Sponsor gives no assurance regarding any modification or change in any methodology used in calculating the Index and is under no obligation to continue the calculation, publication and dissemination of the Index.

9 PERFORMANCE OF RATE[S] OF EXCHANGE AND EXPLANATION OF EFFECT ON VALUE OF INVESTMENT (Dual Currency Notes only)

Not Applicable

10 PERFORMANCE OF UNDERLYING, EXPLANATION OF EFFECT ON VALUE OF INVESTMENT AND ASSOCIATED RISKS AND INFORMATION CONCERNING THE UNDERLYING (*Equity-Linked Notes only*)

Not Applicable

11 OPERATIONAL INFORMATION

(i)	ISIN Code:	XS0232756949
(ii)	Common Code:	23275694
(iii)	Fondscode:	Not Applicable
(iv)	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant number(s):	Not Applicable
(v)	Delivery:	Delivery against payment
(vi)	Names and addresses of additional or other Paying Agents appointed in respect of the Notes are:	Not Applicable

Signed on behalf of the Issuer:

By: ....

Duly authorised

EXECUTION COPY

Final Terms

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank International Equity Derivatives)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch
(Australian Business Number 70 003 917 655)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Singapore Branch
(Singapore Company Registration Number F03634W)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

Euro 60,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity

SERIES NO: 1453A
TRANCHE NO: 3

ISK 3,000,000,000 8.625 per cent. Notes 2005 due 22 March 2007 (the "Notes") (to be consolidated and form a single series with the ISK 9,000,000,000 8.625 per cent. Notes due 22 March 2007 issued on 21 September 2005 and the ISK 3,000,000,000 8.625 per cent due 22 March 2007 issued on 12 October 2005)

Rabobank International **TD Securities**

The date of these Final Terms is 26 October 2005.

FORM OF FINAL TERMS

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Offering Circular dated 11 July 2005, as supplemented by (i) a supplemental offering circular relating to the terms and conditions of the notes set out in the offering circular dated 7 October 2003, (ii) a supplemental offering circular relating to the terms and conditions of the notes set out in the offering circular dated 15 October 2004 and (iii) a supplemental offering circular relating to an addition to the risk factors set forth in the offering circular dated 11 July 2005, in each case dated 8 September 2005 (together, the "**Offering Circular**"), which constitutes a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the "**Prospectus Directive**"). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with the Offering Circular, as so supplemented. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Offering Circular. The Notes will be issued on the terms of these Final Terms read together with the Offering Circular. Each Issuer accepts responsibility for the information contained in these Final Terms which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes. The Offering Circular is available for viewing at, and copies may be obtained from, Rabobank Nederland at Croeselaan 18, 3521 CB Utrecht, the Netherlands and the principal office in England of the Arranger and of the Paying Agent in Luxembourg and Amsterdam.

1	Issuer:		Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2	(i)	Series Number:	1453A
	(ii)	Tranche Number:	3
3	Specified Currency or Currencies:		Icelandic Krona ("ISK")
4	Aggregate Nominal Amount:		
	(i)	Tranche:	ISK 3,000,000,000
	(ii)	Series:	ISK 15,000,000,000
5	Issue Price:		100.515 per cent. of the Aggregate Nominal Amount plus 40 days accrued interest from and including 21 September 2005 to but excluding 31 October 2005.
6	Specified Denominations:		ISK 100,000 and multiples thereof
7	(i)	Issue Date:	31 October 2005
	(ii)	Interest Commencement Date (if different from the Issue Date):	21 September 2005
8	Maturity Date:		22 March 2007
9	Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax)		No
10	Interest Basis:		8.625 per cent. Fixed Rate

11	Redemption/Payment Basis:		Redemption at par
12	Change of Interest or Redemption/Payment Basis:		Not Applicable
13	Put/Call Options:		Not Applicable
14	(i)	Status of the Notes:	Senior
	(ii)	Date approval for issuance of Notes obtained:	Not Applicable
15	Method of distribution:		Syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16	**Fixed Rate Note Provisions**		Applicable
	(i)	Rate of Interest:	8.625 per cent. per annum payable annually in arrear
	(ii)	Interest Payment Date(s):	22 March in each year commencing on 22 March 2006 and ending on the Maturity Date. There will be a short first coupon from and including 21 September 2005 to but excluding 22 March 2006.
	(iii)	Fixed Coupon Amounts(s):	ISK 8,625 per ISK 100,000 in nominal amount.
	(iv)	Broken Amount:	Short first coupon payable 22 March 2006 of ISK 4,300.68 per ISK 100,000 in nominal amount.
	(v)	Day Count Fraction (Condition 1(a)):	Actual/Actual-ISMA
	(vi)	Determination Date(s) (Condition 1(a)):	Interest Payment Dates
	(vii)	Other terms relating to the method of calculating interest for Fixed Rate Notes:	Not Applicable
17	**Floating Rate Provisions**		Not Applicable
18	**Zero Coupon Note Provisions**		Not Applicable
19	**Index Linked Interest Note Provisions**		Not Applicable
20	**Equity Linked Interest Note Provisions**		Not Applicable
21	**Dual Currency Note Provisions**		Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	**Call Option**		Not Applicable
23	**Put Option**		Not Applicable

24	**Final Redemption Amount (all Notes except Equity Linked Redemption Notes and *Index Linked Redemption Notes) of* Each Note**	ISK 100,000 per Note of ISK 100,000 specified denomination
25	**Final Redemption Amount (Equity Linked Redemption Notes)**	Not Applicable
26	**Final Redemption Amount (Index Linked Redemption Notes)**	Not Applicable
27	**Early Redemption Amount**	
	(i) Early Redemption Amount(s) of each Note payable on redemption for taxation reasons (Condition 7(c)) or an event of default (Condition 13) and/or the method of calculating the same (if required or if different from that set out in the Conditions):	Yes, as set out in Conditions
	(ii) Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(c)):	Yes
	(iii) Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 10(f)):	Yes
	(iv) Early Redemption Amount of each Note payable on redemption pursuant to Condition 7(g):	Not Applicable

GENERAL PROVISIONS APPLICABLE TO THE NOTES

28	**Form of Notes**	Bearer Notes
	(i) Temporary or permanent Global Note/Certificate:	Temporary Global Note exchangeable for a permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note
	(ii) Applicable TEFRA exemption:	D Rules
29	Financial Centre(s) (Condition 10(h)) or other special provisions relating to payment dates:	London, Reykjavik, TARGET
30	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No

31	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
32	Details relating to Instalment Notes:	Not Applicable
33	Redenomination, renominalisation and reconventioning provisions:	Not Applicable
34	Consolidation provisions:	Not Applicable
35	Other terms or special conditions:	So long as Bearer Notes are represented by a temporary Global Note and the temporary Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 17, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system.

DISTRIBUTION

36	(i)	If syndicated, names and addresses of Managers:	Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (trading as Rabobank International) Thames Court 1 Queenhithe London EC4V 3RL The Toronto-Dominion Bank Triton Court, 14/18 Finsbury Square London EC2A 1DB
	(ii)	Stabilising Manager (if any):	The Toronto-Dominion Bank
	(iii)	Dealers' Commission:	1.00 per cent. selling concession 0.125 per cent. combined management and underwriting commission
37	If non-syndicated, name and address of Dealer:		Not Applicable
38	Additional selling restrictions:		<u>US</u> The Notes have not been and will not be registered under the United States Securities Act of 1933, as amended (the "Securities Act") and

		are subject to US tax law requirements. Accordingly, Notes may not be offered, sold or delivered in the United States or to US persons except to the extent permitted by the Subscription Agreement. The Notes are not eligible for sale under Rule 144A under the Securities Act. TEFRA D; Cat. 2 are applicable as more fully specifically described in the Offering Circular and Subscription Agreement. Iceland Each Manager has agreed that it will not offer Notes to the public in Iceland, except in compliance with the Icelandic Act on Securities Transactions (No.33/2003) and any applicable laws or regulations in Iceland.
39	Subscription period:	Not Applicable
GENERAL		
40	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 14(a):	Not Applicable
41	The aggregate principal amount of Notes issued has been translated into Euro at the rate of 0.012944 producing a sum of (for Notes not denominated in Euro):	Euro 38,832,000
42	In the case of Notes listed on Eurolist by Euronext Amsterdam N.V.:	Not Applicable

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the Euro 60,000,000,000 Global Medium Term Note Programme of Rabobank Nederland.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer:

By: ____________________

Duly authorised

PART B – OTHER INFORMATION

1 Listing

(i)	Listing:	Luxembourg
(ii)	Admission to Trading:	Application has been made for the Notes to be admitted to trading on the Luxembourg Stock Exchange with effect from 31 October 2005.
(iii)	Estimate of total expenses related to admission to trading:	EUR 1,345

2 Ratings

Rating:

The Notes have been rated Aaa by Moody's, AAA by Standard & Poor's and AA+ by Fitch.

As defined by Moody's an Aaa rating means that the Notes are judged to be of the highest quality, with minimal credit risk. As defined by Fitch an AA+ rating means that the Notes are judged to be of a very high credit quality and denote expectations of low credit risk. It indicates very strong capacity for payment of financial commitments and is not significantly vulnerable to foreseeable events. As defined by Standard & Poor's, an AAA rating means that the Notes has the highest rating assigned by Standard & Poor's and that the Issuer's capacity to meet its financial commitment on the obligation is extremely strong.

3 Notification

The Dutch Authority for the Financial Markets (Stichting Autoriteit Financiële Markten) has provided the competent regulatory authorities of the following countries with a certificate of approval attesting that the Offering Circular has been drawn up in accordance with the Prospectus Directive: Luxembourg, UK, Belgium, Germany, Finland, Sweden, Norway, Austria, Ireland, Italy and France.

4 Interests of natural and legal persons involved in the issue

Save as disclosed in the Offering Circular, so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

5 Reasons for the offer, estimated net proceeds and total expenses

(i)	Reasons for the offer:	Banking business
(ii)	Estimated net proceeds	ISK 3,008,556,164.38
(iii)	Estimated total expenses:	Approx. ISK 1,500,000 (excluding dealers' commission)

6	**Yield** *(Fixed Rate Notes Only)* Indication of yield:	8.257 per cent. Annual, Act/Act ISMA, Following, Unadjusted The yield is calculated at the Issue Date on the basis of the Issue Price. It is NOT an indication of future yield.

7 Historic interest rates *(Floating Rate Notes only)*

Not Applicable

8 Performance of index/formula, explanation of effect on value of investment and associated risks and other information concerning the underlying *(Index-Linked Notes only)*

Not Applicable

9 Performance of rate[s] of exchange and explanation of effect on value of investment *(Dual Currency Notes only)*

Not Applicable

10 Performance of underlying, explanation of effect on value of investment and associated risks and information concerning the underlying *(Equity-Linked Notes only)*

Not Applicable

11 Operational information

(i)	ISIN Code:	XS0229188692
(ii)	Common Code:	*022918869*
(iii)	Fondscode:	Not Applicable
(iv)	WKN (German security code):	A06EZW
(v)	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant number(s):	Not Applicable
(vi)	Delivery:	Delivery against payment
(vii)	Names and addresses of additional or other Paying Agents (if any):	Not Applicable

Signed on behalf of the Issuer:

By: ____________________
Duly authorised


RECEIVED
2005 NOV 28 A 11:22

FINAL TERMS

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK INTERNATIONAL EQUITY DERIVATIVES)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) AUSTRALIA BRANCH
(Australian Business Number 70 003 917 655)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) SINGAPORE BRANCH
(Singapore Company Registration Number F03634W)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

Euro 60,000,000,000
Global Medium-Term Note Programme
from seven days to perpetuity

SERIES NO: 1489A
TRANCHE NO: 1
USD30,000,000 Callable Fixed Rate Notes 2005 due 26 October 2035

Issue Price: 100.00 per cent.

Bear, Stearns International Limited

The date of these Final Terms is 24th October, 2005.

TY:321587.1

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Offering Circular dated 11th July, 2005 as supplemented by (i) a supplemental offering circular relating to the terms and conditions of the notes set out in the offering circular dated 7 October 2003, (ii) a supplemental offering circular relating to the terms and conditions of the notes set out in the offering circular dated 15 October 2004 and (iii) a supplemental offering circular relating to an addition to the risk factors set forth in the offering circular dated 11 July 2005, in each case dated 8 September 2005 (together, the "**Offering Circular**"), which constitutes a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the "**Prospectus Directive**"). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with the Offering Circular, as so supplemented. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Offering Circular. The Notes will be issued on the terms of these Final Terms read together with the Offering Circular. Each Issuer accepts responsibility for the information contained in these Final Terms which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes. The Offering Circular is available for viewing at, and copies may be obtained from, Rabobank Nederland at Croeselaan 18, 3521 CB Utrecht, the Netherlands and the principal office in England of the Arranger and of the Paying Agent in Luxembourg and Amsterdam.

1	Issuer:		Rabobank Nederland
2	(i)	Series Number:	1489A
	(ii)	Tranche Number:	1
3	Specified Currency or Currencies:		United States Dollars (**USD**)
4	Aggregate Nominal Amount:		
	(i)	Tranche:	USD30,000,000
	(ii)	Series:	USD30,000,000
5	Issue Price:		100 per cent. of the Aggregate Nominal Amount
6	Specified Denominations:		USD100,000
7	(i)	Issue Date:	26th October, 2005
	(ii)	Interest Commencement Date (if different from the Issue Date):	Not Applicable
8	Maturity Date:		26th October, 2035
9	Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax)		No
10	Interest Basis:		6.240 per cent. per annum
11	Redemption/Payment Basis:		Redemption at par
12	Change of Interest or Redemption/Payment Basis:		Not Applicable

13	Put/Call Options:		Issuer Call (further particulars specified below).
14	(i)	Status of the Notes:	Senior
	(ii)	Date approval for issuance of Notes obtained:	Not Applicable
15	Method of distribution:		Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16	**Fixed Rate Note Provisions**		Applicable
	(i)	Rate of Interest:	6.240 per cent. per annum payable semi-annually in arrear
	(ii)	Interest Payment Date(s):	26th of April and October in each year commencing on 26 April 2006 and ending on the Maturity Date
	(iii)	Fixed Coupon Amount:	3,120 per 100,000 in nominal amount
	(iv)	Broken Amount:	Not Applicable
	(v)	Day Count Fraction (Condition 1(a)):	30/360
	(vi)	Determination Date(s) (Condition 1(a)):	Not Applicable
	(vii)	Other terms relating to the method of calculating interest for Fixed Rate Notes:	Not Applicable
17.	**Floating Rate Provisions**		Not Applicable
18	**Zero Coupon Note Provisions**		Not Applicable
19	**Index Linked Interest Note Provisions**		Not Applicable
20	**Equity Linked Interest Note Provisions**		Not Applicable
21	**Dual Currency Note Provisions**		Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	**Call Option**		Applicable
	(i)	Optional Redemption Date(s):	Each Interest Payment Date from (and including) 26 April 2006 to (and including) 26 April 2035.
	(ii)	Optional Redemption Amount(s) of each Note and method, if any, of calculation of such amount(s):	USD100,000 per Note of USD100,000 specified denomination
	(iii)	If redeemable in part:	Not Applicable

	(iv)	Option Exercise Date(s):	Not Applicable
	(v)	Description of any other Issuer's option:	Not Applicable
	(vi)	Notice period:	Not less than five London and New York Business Days prior to the relevant Optional Redemption Date
23	**Put Option**		Not Applicable
24	**Final Redemption Amount (all Notes except Equity Linked Redemption Notes and Index Linked Redemption Notes) of Each Note**		USD100,000 per Note of USD100,000 specified denomination
25	**Final Redemption Amount (Equity Linked Redemption Notes)**		Not Applicable
26	**Final Redemption Amount (Index Linked Redemption Notes)**		Not Applicable
27	**Early Redemption Amount**		
	(i)	Early Redemption Amount(s) of each Note payable on redemption for taxation reasons (Condition 7(c)) or an event of default (Condition 13) and/or the method of calculating the same (if required or if different from that set out in the Conditions):	Yes, as set out in the Conditions
	(ii)	Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(c)):	Yes
	(iii)	Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 10(f)):	Yes
	(iv)	Early Redemption Amount of each Note payable on redemption pursuant to Condition 7(g):	Not Applicable

GENERAL PROVISIONS APPLICABLE TO THE NOTES

28	**Form of Notes**		Bearer Notes
	(i)	Temporary or permanent Global Note/Certificate:	Temporary Global Note exchangeable for a permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note
	(ii)	Applicable TEFRA exemption:	D Rules

29	Financial Centre(s) (Condition 10(h)) or other special provisions relating to payment dates:	London and New York
30	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
31	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
32	Details relating to Instalment Notes:	Not Applicable
33	Redenomination, renominalisation and reconventioning provisions:	Not Applicable
34	Consolidation provisions:	Not Applicable
35	Other terms or special conditions:	So long as Bearer Notes are represented by a permanent Global Note and the permanent Global Note is held on behalf of Euroclear, Clearstream Luxembourg or any other clearing system, notwithstanding Condition 17, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system.

DISTRIBUTION

36	(i)	If syndicated, names and addresses of Managers:	Not Applicable
	(ii)	Stabilising Manager (if any):	Not Applicable
	(iii)	Dealers' Commission:	Not Applicable
37	If non-syndicated, name and address of Dealer:		Bear, Stearns International Limited. One Canada Square London E14 5AD
38	Additional selling restrictions:		The Notes may not be sold, issued or offered in Taiwan. No person or entity in Taiwan has been authorized to offer, sell, give advice regarding or otherwise intermediate the offering and sale of the Notes.

39	Subscription period:	Not Applicable

GENERAL

40	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 14(a):	Not Applicable
41	The aggregate principal amount of Notes issued has been translated into Euro at the rate of 0.835227, producing a sum of (for Notes not denominated in Euro):	Euro 25,056,810
42	In the case of Notes listed on Eurolist by Euronext Amsterdam N.V.:	Not Applicable

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer:

By: ....

Duly authorised

TY:321587.1

PART B – OTHER INFORMATION

1 Listing

(i)	Listing:	Luxembourg
(ii)	Admission to Trading:	Application has been made to trading on the Luxembourg Stock Exchange with effect from 26th October, 2005
(iii)	Estimate of total expenses related to admission to trading:	EUR 9,850.-

2 Ratings

Rating: The Notes have been rated Aaa by Moody's, AAA by Standard & Poor's and AA+ by Fitch

As defined by Moody's an Aaa rating means that the Notes are judged to be of the highest quality, with minimal credit risk. As defined by Fitch an AA+ rating means that the Notes are judged to be of a very high credit quality and denote expectations of low credit risk. It indicates very strong capacity for payment of financial commitments and is not significantly vulnerable to foreseeable events. As defined by Standard & Poor's, an AAA rating means that the Notes has the highest rating assigned by Standard & Poor's and that the Issuer's capacity to meet its financial commitment on the obligation is extremely strong.

3 Notification

Not Applicable

4 Interests of natural and legal persons involved in the issue/offer

So far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer..

5 Reasons for the offer, estimated net proceeds and total expenses

(i)	Reasons for the offer:	Banking business
(ii)	Estimated net proceeds	Euro 30,000,000
(iii)	Estimated total expenses:	None

6	**Yield** Indication of yield:	6.240 per cent. per annum The yield is calculated at the Issue Date on the basis of the Issue Price. It is NOT an indication of future yield.

7 Historic interest rates *(Floating Rate Notes only)*

Not Applicable

8 Performance of index/formula, explanation of effect on value of investment and associated risks and other information concerning the underlying *(Index-Linked Notes only)*

Not Applicable

9 Performance of rate[s] of exchange and explanation of effect on value of investment *(Dual Currency Notes only)*

Not Applicable

10 Performance of underlying, explanation of effect on value of investment and associated risks and information concerning the underlying *(Equity-Linked Notes only)*

Not Apllicable

11 Operational information

(i)	ISIN Code:	XS0232368935
(ii)	Common Code:	023236893
(iii)	Fondscode:	Not Applicable
(iv)	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant number(s):	Not Applicable
(v)	Delivery:	Delivery against payment
(vi)	Names and addresses of additional or other Paying Agents (if any):	As per the Offering Circular

Signed on behalf of the Issuer:

By: ______________________

Duly authorised

TY:321587.1

Final Terms

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank International Equity Derivatives)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch
(Australian Business Number 70 003 917 655)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Singapore Branch
(Singapore Company Registration Number F03634W)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

Euro 60,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity
COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)

SERIES NO: 1394A
TRANCHE NO: 2

EUR 25,000,000 Step Up Callable Fixed Rate Notes due 10 August 2015

(the "Second Tranche")

To be consolidated and form a single series with the EUR 50,000,000 Step Up Callable Fixed Rate Notes due 10 August 2015 issued on 10 August 2005 (the "Original Notes" and, together with the Second Tranche, the "Notes")

Issue Price: 99.32 per cent. plus 75 days' accrual

BANCA CABOTO S.P.A.

The date of these Final Terms is 20 October 2005.

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Offering Circular dated 11 July 2005, as supplemented by (i) a supplemental offering circular relating to the terms and conditions of the notes set out in the offering circular dated 7 October 2003, (ii) a supplemental offering circular relating to the terms and conditions of the notes set out in the offering circular dated 15 October 2004 and (iii) a supplemental offering circular relating to an addition to the risk factors set forth in the offering circular dated 11 July 2005, in each case dated 8 September 2005 (together, the "**Offering Circular**"), which constitutes a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the "***Prospectus Directive***"). *This document constitutes the Final Terms of the Notes described herein for the* purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with the Offering Circular, as so supplemented. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Offering Circular. The Notes will be issued on the terms of these Final Terms read together with the Offering Circular. The Issuer accepts responsibility for the information contained in these Final Terms which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes. The Offering Circular is available for viewing at, and copies may be obtained from, Rabobank Nederland at Croeselaan 18, 3521 CB Utrecht, the Netherlands and the principal office in England of the Arranger and of the Paying Agent in Luxembourg and Amsterdam.

1	Issuer:		Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2	(i)	Series Number:	1394A
	(ii)	Tranche Number:	2
3	Specified Currency or Currencies:		EUR
4	Aggregate Nominal Amount:		
	(i)	Tranche:	EUR 25,000,000
	(ii)	Series:	EUR 75,000,000
5	Issue Price:		99.32 per cent. of the Aggregate Nominal Amount of the Second Tranche plus 75 days' accrued interest (being 0.65753 per cent. of the Aggregate Nominal Amount of the Second Tranche equal to EUR 164,382.5) from and including the Interest Commencement Date to but excluding the Issue Date
6	Specified Denominations:		EUR 1,000
7	(i)	Issue Date:	24 October 2005
	(ii)	Interest Commencement Date (if different from the Issue Date):	10 August 2005, being the date of issue of the Original Notes
8	Maturity Date:		10 August 2015

9	Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax)	No
10	Interest Basis:	Fixed Rate for the period from and including the Issue Date to but excluding the Maturity Date
11	Redemption/Payment Basis:	Redemption at par
12	Change of Interest or Redemption/Payment Basis:	Not Applicable
13	Put/Call Options:	Issuer Call (further particulars specified below)
14	(i) Status of the Notes:	Senior
	(ii) Date approval for issuance of Notes obtained:	Not Applicable
15	Method of distribution:	Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16	**Fixed Rate Note Provisions**	Applicable
	(i) Rate(s) of Interest:	3.20 per cent. per annum payable annually in arrear for the period from and including the Issue Date to but excluding 10 August 2007 ("**1st coupon and 2nd coupon**"); 3.25 per cent. per annum payable annually in arrear for the period from and including 10 August 2007 to but excluding 10 August 2009 ("**3rd coupon and 4th coupon**"); 3.40 per cent. per annum payable annually in arrear for the period from and including 10 August 2009 to but excluding 10 August 2011 ("**5th coupon and 6th coupon**"); 3.50 per cent. per annum payable annually in arrear for the period from and including 10 August 2011 to but excluding 10 August 2013 ("**7th coupon and 8th coupon**"); 3.75 per cent. per annum payable annually in arrear for the period from and including 10 August 2013 to but excluding 10 August 2014 ("**9th coupon**"); 4.25 per cent. per annum payable annually in arrear for the period from and including 10 August 2014 to but excluding 10 August 2015 ("**10th coupon**").

	(ii)	Interest Payment Date(s):	10 August in each year from and including 10 August 2006 to and including the Maturity Date (unadjusted)
	(iii)	Fixed Coupon Amount (s):	For the 1st coupon and 2nd coupon: EUR 32.00 per EUR 1,000 in nominal amount; For the 3rd coupon and 4th coupon: EUR 32.50 per EUR 1,000 in nominal amount; For the 5th coupon and 6th coupon: EUR 34.00 per EUR 1,000 in nominal amount; For the 7th coupon and 8th coupon: EUR 35.00 per EUR 1,000 in nominal amount; For the 9th coupon: EUR 37.50 per EUR 1,000 in nominal amount; For the 10th coupon: EUR 42.50 per EUR 1,000 in nominal amount.
	(iv)	Broken Amount:	Not Applicable
	(v)	Day Count Fraction (Condition 1(a)):	Actual/Actual (ISMA)
	(vi)	Determination Date(s) (Condition 1(a)):	10 August in each year
	(vii)	Other terms relating to the method of calculating interest for Fixed Rate Notes:	Not Applicable
17	**Floating Rate Provisions**		Not Applicable.
18	**Zero Coupon Note Provisions**		Not Applicable
19	**Index Linked Interest Note Provisions**		Not Applicable
20	**Equity Linked Interest Note Provisions**		Not Applicable
21	**Dual Currency Note Provisions**		Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	**Call Option**		Applicable (see Condition 7(*d*))
	(i)	Optional Redemption Date(s):	10 August 2007 and any subsequent Interest Payment Date up to and including the Interest Payment Date falling on 10 August 2014 (each such dates, an "**Optional Redemption Date**").
	(ii)	Optional Redemption Amount(s) of each Note and method, if any, of calculation of such amount(s):	EUR 1,000 per Note of EUR 1,000 specified denomination
	(iii)	If redeemable in part:	Not Applicable

	(iv)	Option Exercise Date(s):	Not Applicable (see item 22(vi) for notice period)
	(v)	Description of any other Issuer's option:	Not Applicable
	(vi)	Notice period:	A period of at least 10 TARGET Business Days prior to the relevant Optional Redemption Date.
23	**Put Option**		Not Applicable
24	**Final Redemption Amount (all Notes except Equity Linked Redemption Notes and Index Linked Redemption Notes) of Each Note**		EUR 1,000 per Note of EUR 1,000 Specified Denomination
25	**Final Redemption Amount (Equity Linked Redemption Notes)**		Not Applicable
26	**Final Redemption Amount (Index Linked Redemption Notes)**		Not Applicable
27	**Early Redemption Amount**		
	(i)	Early Redemption Amount(s) of each Note payable on redemption for taxation reasons (Condition 7(c)) or an event of default (Condition 13) and/or the method of calculating the same (if required or if different from that set out in the Conditions):	As set out in Conditions
	(ii)	Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(c)):	Yes
	(iii)	Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 10(f)):	Yes
	(iv)	Early Redemption Amount of each Note payable on redemption pursuant to Condition 7(g):	Not Applicable

GENERAL PROVISIONS APPLICABLE TO THE NOTES

28	**Form of Notes**		Bearer Notes
	(i)	Temporary or permanent Global Note/Certificate:	Temporary Global Note exchangeable for a permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note.
	(ii)	Applicable TEFRA exemption:	D Rules

29	Financial Centre(s) (Condition 10(h)) or other special provisions relating to payment dates:	TARGET
30	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
31	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
32	Details relating to Instalment Notes:	Not Applicable
33	Redenomination, renominalisation and reconventioning provisions:	Not Applicable
34	Consolidation provisions:	Not Applicable
35	Other terms or special conditions:	Not Applicable

DISTRIBUTION

36	(i)	If syndicated, names and addresses of Managers:	Not Applicable
	(ii)	Stabilising Manager (if any):	Not Applicable
	(iii)	Dealers' Commission:	0.68 per cent. of the Aggregate Nominal Amount
37	If non-syndicated, name and address of Dealer:		Banca Caboto s.p.a. Via Arrigo Boito, 7 20121, Milan Italy
38	Additional selling restrictions:		Not Applicable
39	Subscription period:		Not Applicable

GENERAL

40	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 14(a):	Not Applicable
41	The aggregate principal amount of Notes issued has been translated into Euro at the rate of [•], producing a sum of (for Notes not denominated in Euro):	Not Applicable
42	In the case of Notes listed on Eurolist by Euronext Amsterdam N.V.:	Not Applicable

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the Euro 60,000,000,000 Global Medium Term Note Programme of Rabobank Nederland.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer:

By: ....

Duly authorised

PART B – OTHER INFORMATION

1	**Listing**		
	(i)	Listing:	Luxembourg
	(ii)	Admission to Trading:	Application has been made for the Notes to be admitted to trading on the Luxembourg Stock Exchange with effect from the Issue Date
	(iii)	Estimate of total expenses related to admission to trading:	EUR 1,400
2	**Ratings**		
	Rating:		The Notes have been rated Aaa, AA+ and AAA by Moody's Investors Service, Inc. Fitch Ratings Ltd. and Standard & Poor's Ratings Services respectively

3 Notification

The Netherlands Authority for the Financial Markets (*Autoriteit Financiële Markten*) has provided the *Commission de surveillance du secteur financier* with a certificate of approval attesting that the Offering Circular has been drawn up in accordance with the Prospectus Directive.

4 Interests of natural and legal persons involved in the issue

Save as disclosed in the Offering Circular, so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

5 Reasons for the offer, estimated net proceeds and total expenses

(i)	Reasons for the offer:	Banking business
(ii)	Estimated net proceeds	EUR 24,994,382.50
(iii)	Estimated total expenses:	Not Applicable

6 Yield (*Fixed Rate Notes Only*)

Indication of yield:

3.20 per cent. up to 10 August 2007
3.216 per cent. up to 10 August 2008
3.225 per cent. up to 10 August 2009
3.257 per cent. up to 10 August 2010
3.279 per cent. up to10 August 2011
3.308 per cent.up to10 August 2012
3.329 per cent. up to 10 August 2013
3.369 per cent. up to10 August 2014
3.443 per cent. up to the Maturity Date

The yield is calculated at the Issue Date on the basis of

the Issue Price. It is NOT an indication of future yield.

7 Historic interest rates

Not Applicable

8 Performance of index/formula, explanation of effect on value of investment and associated risks and other information concerning the underlying

Not Applicable

9 Performance of rate[s] of exchange and explanation of effect on value of investment

Not Applicable

10 Performance of underlying, explanation of effect on value of investment and associated risks and information concerning the underlying

Not Applicable

11 Operational information

(i)	ISIN Code:	The temporary ISIN Code is XS0232140912. After the Temporary Global Note is exchanged for the Permanent Global Note, the ISIN Code will be XS0225425759
(ii)	Common Code:	The temporary Common Code is 023214091. After the Temporary Global Note is exchanged for the Permanent Global Note, the Common Code will be 022542575
(iii)	Fondscode:	Not Applicable
(iv)	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant number(s):	Not Applicable
	(i) The Depository Trust Company	Not Applicable
(v)	Delivery:	Delivery against payment
(vi)	Names and addresses of additional or other Paying Agents (if any):	Not Applicable

Signed on behalf of the Issuer:

By: ______________________

Duly authorised

EXECUTION COPY

Final Terms

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank International Equity Derivatives)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch
(Australian Business Number 70 003 917 655)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Singapore Branch
(Singapore Company Registration Number F03634W)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

Euro 60,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity

SERIES NO: 1482A
TRANCHE NO: 1

ISK 6,000,000,000 9.125 per cent. Notes 2005 due 20 October 2006 (the "Notes")

Rabobank International **TD Securities**

The date of these Final Terms is 18 October 2005.

FORM OF FINAL TERMS

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Offering Circular dated 11 July 2005, as supplemented by (i) a supplemental offering circular relating to the terms and conditions of the notes set out in the offering circular dated 7 October 2003, (ii) a supplemental offering circular relating to the terms and conditions of the notes set out in the offering circular dated 15 October 2004 and (iii) a supplemental offering circular relating to an addition to the risk factors set forth in the offering circular dated 11 July 2005, in each case dated 8 September 2005 (together, the "**Offering Circular**"), which constitutes a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the "**Prospectus Directive**"). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with the Offering Circular, as so supplemented. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Offering Circular. The Notes will be issued on the terms of these Final Terms read together with the Offering Circular. Each Issuer accepts responsibility for the information contained in these Final Terms which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes. The Offering Circular is available for viewing at, and copies may be obtained from, Rabobank Nederland at Croeselaan 18, 3521 CB Utrecht, the Netherlands and the principal office in England of the Arranger and of the Paying Agent in Luxembourg and Amsterdam.

1	Issuer:		Coöperatieve Centrale Raiffeissen-Boerenleenbank B.A. (Rabobank Nederland)
2	(i)	Series Number:	1482A
	(ii)	Tranche Number:	1
3	Specified Currency or Currencies:		Icelandic Krona ("ISK")
4	Aggregate Nominal Amount:		
	(i)	Tranche:	ISK 6,000,000,000
	(ii)	Series:	ISK 6,000,000,000
5	Issue Price:		(a) in the case of ISK 3,000,000,000 launched on 4 October 2005 100.78 per cent. of the Aggregate Nominal Amount and (b) in the case of ISK 3,000,000,000 launched on 11 October 2005 100.67 per cent. of the Aggegrate Nominal Amount
6	Specified Denominations:		ISK 100,000 and multiples thereof
7	(i)	Issue Date:	20 October 2005
	(ii)	Interest Commencement Date (if different from the Issue Date):	Not Applicable
8	Maturity Date:		20 October 2006

9	Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax)		No
10	Interest Basis:		9.125 per cent. Fixed Rate
11	Redemption/Payment Basis:		Redemption at par
12	Change of Interest or Redemption/Payment Basis:		Not Applicable
13	Put/Call Options:		Not Applicable
14	(i)	Status of the Notes:	Senior
	(ii)	Date approval for issuance of Notes obtained:	Not Applicable
15	Method of distribution:		Syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16	**Fixed Rate Note Provisions**		Applicable
	(i)	Rate of Interest:	9.125 per cent. per annum payable annually in arrear
	(ii)	Interest Payment Date(s):	20 October 2006
	(iii)	Fixed Coupon Amounts(s):	ISK 9,125 per ISK 100,000 in nominal amount.
	(iv)	Broken Amount:	Not Applicable
	(v)	Day Count Fraction (Condition 1(a)):	Actual/Actual-ISMA
	(vi)	Determination Date(s) (Condition 1(a)):	Interest Payment Dates
	(vii)	Other terms relating to the method of calculating interest for Fixed Rate Notes:	Not Applicable
17	**Floating Rate Provisions**		Not Applicable
18	**Zero Coupon Note Provisions**		Not Applicable
19	**Index Linked Interest Note Provisions**		Not Applicable
20	**Equity Linked Interest Note Provisions**		Not Applicable
21	**Dual Currency Note Provisions**		Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	**Call Option**	Not Applicable
23	**Put Option**	Not Applicable

24	**Final Redemption Amount (all Notes except Equity Linked Redemption Notes and Index Linked Redemption Notes) of Each Note**	ISK 100,000 per Note of ISK 100,000 specified denomination
25	**Final Redemption Amount (Equity Linked Redemption Notes)**	Not Applicable
26	**Final Redemption Amount (Index Linked Redemption Notes)**	Not Applicable
27	**Early Redemption Amount**	
	(i) Early Redemption Amount(s) of each Note payable on redemption for taxation reasons (Condition 7(c)) or an event of default (Condition 13) and/or the method of calculating the same (if required or if different from that set out in the Conditions):	Yes, as set out in Conditions
	(ii) Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(c)):	Yes
	(iii) Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 10(f)):	Yes
	(iv) Early Redemption Amount of each Note payable on redemption pursuant to Condition 7(g):	Not Applicable

GENERAL PROVISIONS APPLICABLE TO THE NOTES

28	**Form of Notes**	Bearer Notes
	(i) Temporary or permanent Global Note/Certificate:	Temporary Global Note exchangeable for a permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note
	(ii) Applicable TEFRA exemption:	D Rules
29	Financial Centre(s) (Condition 10(h)) or other special provisions relating to payment dates:	London, Reykjavik, TARGET
30	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No

31	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:		Not Applicable
32	Details relating to Instalment Notes:		Not Applicable
33	Redenomination, renominalisation and reconventioning provisions:		Not Applicable
34	Consolidation provisions:		Not Applicable
35	Other terms or special conditions:		So long as Bearer Notes are represented by a temporary Global Note and the temporary Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 17, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system.

DISTRIBUTION

36	(i)	If syndicated, names and addresses of Managers:	Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank International) Thames Court 1 Queenhithe London EC4V 3RL The Toronto-Dominion Bank Triton Court, 14/18 Finsbury Square London EC2A 1DB
	(ii)	Stabilising Manager (if any):	The Toronto-Dominion Bank
	(iii)	Dealers' Commission:	0.90 per cent. selling concession 0.10 per cent. combined management and underwriting commission
37	If non-syndicated, name and address of Dealer:		Not Applicable
38	Additional selling restrictions:		US The Notes have not been and will not be registered under the United States Securities Act of 1933, as amended (the "Securities Act") and are subject to US tax law requirements.

		Accordingly, Notes may not be offered, sold or delivered in the United States or to US persons except to the extent permitted by the Subscription Agreement. The Notes are not eligible for sale under Rule 144A under the Securities Act. TEFRA D; Cat. 2 are applicable as more fully specifically described in the Offering Circular and Subscription Agreement. Iceland Each Manager has agreed that it will not offer Notes to the public in Iceland, except in compliance with the Icelandic Act on Securities Transactions (No.33/2003) and any applicable laws or regulations in Iceland.
39	Subscription period:	Not Applicable

GENERAL

40	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 14(a):	Not Applicable
41	The aggregate principal amount of Notes issued has been translated into Euro at the rate of 0.013557 producing a sum of (for Notes not denominated in Euro):	Euro 81,342,000
42	In the case of Notes listed on Eurolist by Euronext Amsterdam N.V.:	Not Applicable

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the Euro 60,000,000,000 Global Medium Term Note Programme of Rabobank Nederland.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer:

By: ....

Duly authorised

PART B – OTHER INFORMATION

1 Listing

(i)	Listing:	Luxembourg
(ii)	Admission to Trading:	Application has been made for the Notes to be admitted to trading on the Luxembourg Stock Exchange with effect from 20 October 2005.
(iii)	Estimate of total expenses related to admission to trading:	EUR 1,000

2 Ratings

Rating:

The Notes have been rated Aaa by Moody's, AAA by Standard and Poor's and AA+ by Fitch Ratings Ltd.

As defined by Moody's an Aaa rating means that the Notes are judged to be of the highest quality, with minimal credit risk. As defined by Fitch an AA+ rating means that the Notes are judged to be of a very high credit quality and denote expectations of low credit risk. It indicates very strong capacity for payment of financial commitments and is not significantly vulnerable to foreseeable events. As defined by Standard & Poor's, an AAA rating means that the Notes has the highest rating assigned by Standard & Poor's and that the Issuer's capacity to meet its financial commitment on the obligation is extremely strong.

3 Notification

The Dutch Authority for the Financial Markets (Stichting Autoriteit Financiële Markten) has provided the competent regulatory authorities of the following countries with a certificate of approval attesting that the Offering Circular has been drawn up in accordance with the Prospectus Directive: Luxembourg, UK, Belgium, Germany, Finland, Sweden, Norway, Austria, Ireland, Italy and France.

4 Interests of natural and legal persons involved in the issue

Save as disclosed in the Offering Circular, so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

5 Reasons for the offer, estimated net proceeds and total expenses

(i)	Reasons for the offer:	Banking business
(ii)	Estimated net proceeds	ISK 5,982,000,000
(iii)	Estimated total expenses:	Approx. ISK 1,500,000 (excluding dealers' commission)

6	**Yield** (*Fixed Rate Notes Only*) Indication of yield:	(a) in the case of ISK 3,000,000,000 launched on 4 October 2005 8.28 per cent. Annual, Act/Act ISMA, Following, Unadjusted and (b) in the case of ISK 3,000,000,000 launched on 11 October 2005 8.399 per cent. Annual, Act/Act ISMA, Following, Unadjusted The yield is calculated at the Issue Date on the basis of the Issue Price. *It is NOT an indication of future yield.*

7 **Historic interest rates** *(Floating Rate Notes only)*

Not Applicable

8 **Performance of index/formula, explanation of effect on value of investment and associated risks and other information concerning the underlying** *(Index-Linked Notes only)*

Not Applicable

9 **Performance of rate[s] of exchange and explanation of effect on value of investment** *(Dual Currency Notes only)*

Not Applicable

10 **Performance of underlying, explanation of effect on value of investment and associated risks and information concerning the underlying** *(Equity-Linked Notes only)*

Not Applicable

11 ***Operational information***

(i)	ISIN Code:	XS0232147685
(ii)	Common Code:	023214768
(iii)	Fondscode:	Not Applicable
(iv)	WKN (German security code):	AOGGSL
(v)	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant number(s):	Not Applicable
(vi)	Delivery:	Delivery against payment
(vii)	Names and addresses of additional or other Paying Agents (if any):	Not Applicable

Signed on behalf of the Issuer:

By: ______________________
Duly authorised

Final Terms

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank International Equity Derivatives)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch
(Australian Business Number 70 003 917 655)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Singapore Branch
(Singapore Company Registration Number F03634W)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

Euro 60,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity

SERIES NO: 1478A
TRANCHE NO: 1

EUR 200,000,000 Index Linked Interest Notes due 2020

Issue Price: 100.00 per cent.

Credit Suisse First Boston (Europe) Limited

The date of these Final Terms is 13 October, 2005.

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Offering Circular (the "**Offering Circular**") dated 11 July, 2005 as supplemented by (i) a supplemental offering circular relating to the terms and conditions of the notes set out in the offering circular dated 7 October 2003, (ii) a supplemental offering circular relating to the terms and conditions of the notes set out in the offering circular dated 15 October 2004 and (iii) a supplemental offering circular relating to an addition to the risk factors set forth in the offering circular dated 11 July 2005, in each case dated 8 September 2005 (together, the "**Offering Circular**"), which constitutes a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the "**Prospectus Directive**"). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with the Offering Circular, as so supplemented. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Offering Circular. The Notes will be issued on the terms of these Final Terms read together with the Offering Circular. Each Issuer accepts responsibility for the information contained in these Final Terms which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes. The Offering Circular is available for viewing at, and copies may be obtained from, Rabobank Nederland at Croeselaan 18, 3521 CB Utrecht, the Netherlands and the principal office in England of the Arranger and of the Paying Agent in Luxembourg and Amsterdam.

1	Issuer:		Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2	(i)	Series Number:	1478A
	(ii)	Tranche Number:	1
3	Specified Currency or Currencies:		Euro ("EUR")
4	Aggregate Nominal Amount:		
	(i)	Tranche:	EUR 200,000,000
	(ii)	Series:	EUR 200,000,000
5	Issue Price:		100.00 per cent. of the Aggregate Nominal Amount
6	Specified Denominations:		EUR 50,000
7	(i)	Issue Date:	17 October, 2005
	(ii)	Interest Commencement Date (if different from the Issue Date):	Not Applicable
8	Maturity Date:		17 October, 2020
9	Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax)		No
10	Interest Basis:		Index Linked Interest (further particulars specified below)

11	Redemption/Payment Basis:	Redemption at par
12	Change of Interest or Redemption/Payment Basis:	Not Applicable
13	Put/Call Options:	Not Applicable
14	(i) Status of the Notes:	Senior
	(ii) Date approval for issuance of Notes obtained:	Not Applicable
15	Method of distribution:	Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16	**Fixed Rate Note Provisions**	Not Applicable
17	**Floating Rate Provisions**	Not Applicable
18	**Zero Coupon Note Provisions**	Not Applicable
19	**Index Linked Interest Note Provisions**	Applicable
	(i) Index/Formula:	For Interest Periods from and including the Issue Date to but excluding the Maturity Date, interest will accrue at: **Max (0.00%; EUR 10 Year CMS minus 0.5650%)** Where, "EUR 10 Year CMS" means the 10 Year EUR swap rate which appears on Reuters "ISDAFIX2" at 10:00 a.m. London time
	(ii) Calculation Agent responsible for calculating the interest due:	Credit Suisse First Boston International
	(iii) Provisions for determining Coupon where calculated by reference to Index and/or Formula:	Not Applicable
	(iv) Index Valuation Date:	2 London and TARGET Business Days prior to the relevant Interest Period
	(v) Valuation Time:	10:00 a.m. London time
	(vi) Sponsor:	Not Applicable

	(vii)	Provisions for determining Coupon where calculation by reference to Index and/or Formula is impossible or impracticable:	If the EUR 10 Year CMS rate does not appear on the designated Reuters Page, then the EUR 10 Year CMS rate will be determined by the Calculation Agent in a fair and commercially reasonable manner
	(viii)	Interest or Calculation Period(s):	From and including 17 October to but excluding 17 October in each year from and including 17 October, 2005 to but excluding the Maturity Date
	(ix)	Determination Date(s):	2 London and TARGET Business Days prior to the relevant Interest Period
	(x)	Specified Interest Payment Dates:	Interest will be payable annually in arrear on 17 October, from and including 17 October, 2006 up to and including the Maturity Date
	(xi)	Business Day Convention:	Following Business Day Convention
	(xii)	Business Centre(s) (Condition 1(a)):	London and TARGET
	(xiii)	Minimum Rate/Amount of Interest:	Zero per cent. per annum
	(xiv)	Maximum Rate/Amount of Interest:	Not Applicable
	(xv)	Day Count Fraction (Condition 1(a)):	30/360 (unadjusted)
	(xvi)	Exchange:	Not Applicable
	(xvii)	Related Exchange:	Not Applicable
20	**Equity Linked Interest Note Provisions**		Not Applicable
21	**Dual Currency Note Provisions**		Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	**Call Option**	Not Applicable
23	**Put Option**	Not Applicable
24	**Final Redemption Amount (all Notes except Equity Linked Redemption Notes and Index Linked Redemption Notes) of Each Note**	EUR 50,000 per Note of EUR 50,000 specified denomination
25	**Final Redemption Amount (Equity Linked Redemption Notes)**	Not Applicable
26	**Final Redemption Amount (Index Linked Redemption Notes)**	Not Applicable
27	**Early Redemption Amount**	

	(i)	Early Redemption Amount(s) of each Note payable on redemption for taxation reasons (Condition 7(c)) or an event of default (Condition 13) and/or the method of calculating the same (if required or if different from that set out in the Conditions):	Yes, as set out in the Conditions
	(ii)	Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(c)):	Yes
	(iii)	Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 10(f)):	Yes
	(iv)	Early Redemption Amount of each Note payable on redemption pursuant to Condition 7(g):	Not Applicable

GENERAL PROVISIONS APPLICABLE TO THE NOTES

28	**Form of Notes**		Bearer Notes
	(i)	Temporary or permanent Global Note/Certificate:	Temporary Global Note exchangeable for a permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note
	(ii)	Applicable TEFRA exemption:	D Rules
29	Financial Centre(s) (Condition 10(h)) or other special provisions relating to payment dates:		London and TARGET
30	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):		No
31	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:		Not Applicable
32	Details relating to Instalment Notes:		Not Applicable
33	Redenomination, renominalisation and reconventioning provisions:		Not Applicable
34	Consolidation provisions:		Not Applicable

35	Other terms or special conditions:	So long as Bearer Notes are represented by a permanent Global Note and the permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 17, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system

DISTRIBUTION

36	If syndicated, names and addresses of Managers:	Not Applicable
37	If non-syndicated, name and address of Dealer:	Credit Suisse First Boston (Europe) Limited One Cabot Square, London E14 4QJ
38	Additional selling restrictions:	Not Applicable
39	Subscription period:	Not Applicable

GENERAL

40	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 14(a):	Not Applicable
41	The aggregate principal amount of Notes issued has been translated into Euro at the rate of [ ], producing a sum of (for Notes not denominated in Euro):	Not Applicable
42	In the case of Notes listed on Eurolist by Euronext Amsterdam N.V.:	Not Applicable

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the Euro 60,000,000,000 Global Medium Term Note Programme of Rabobank Nederland

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer:

By: ....

Duly authorised

PART B – OTHER INFORMATION

1 Listing

(i)	Listing:	Luxembourg
(ii)	Admission to Trading:	Application has been made for the Notes to be admitted to trading on the Official List of the Regulated Market of the Luxembourg Stock Exchange with effect from 17 October 2005.
(iii)	Estimate of total expenses related to admission to trading:	EUR 7,825

2 Ratings

Rating: The Notes have been rated Aaa by Moody's, AAA by Standard & Poor's and AA+ by Fitch

As defined by Moody's an Aaa rating means that the Notes are judged to be of the highest quality, with minimal credit risk. As defined by Fitch an AA+ rating means that the Notes are judged to be of a very high credit quality and denote expectations of low credit risk. It indicates very strong capacity for payment of financial commitments and is not significantly vulnerable to foreseeable events. As defined by Standard & Poor's, an AAA rating means that the Notes has the highest rating assigned by Standard & Poor's and that the Issuer's capacity to meet its financial commitment on the obligation is extremely strong.

3 Notification

The Netherlands Authority for the Financial Markets (*Autoriteit Financiële Markten*) has provided the *Commission de surveillance du secteur financier* with a certificate of approval attesting that the Offering Circular has been drawn up in accordance with the Prospectus Directive.

4 Interests of natural and legal persons involved in the issue/offer

So far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

5 Reasons for the offer, estimated net proceeds and total expenses

Not Applicable

6 Yield *(Fixed Rate Notes Only)* Not Applicable

Indication of yield:

7 Historic interest rates *(Floating Rate Notes only)*

Not Applicable

8 Performance of index/formula, explanation of effect on value of investment and associated risks and other information concerning the underlying *(Index-Linked Notes only)*

Not Applicable

9 Performance of rate[s] of exchange and explanation of effect on value of investment *(Dual Currency Notes only)*

Not Applicable

10 Performance of underlying, explanation of effect on value of investment and associated risks and information concerning the underlying *(Equity-Linked Notes only)*

Not Applicable

11 Operational information

ISIN Code:	XS0232011279
Common Code:	023201127
Fondscode:	Not Applicable
Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant number(s):	Not Applicable
(i) The Depository Trust Company	Not Applicable
Delivery:	Delivery against payment
Names and addresses of additional or other Paying Agents (if any):	Not Applicable

Signed on behalf of the Issuer:

By: ____________________

Duly authorised


RECEIVED
2005 NOV 28 A 11:22
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

FINAL TERMS

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank International Equity Derivatives)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch
(Australian Business Number 70 003 917 655)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Singapore Branch
(Singapore Company Registration Number F03634W)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

Euro 60,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity
COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)

SERIES NO: 1473A
TRANCHE NO: 1

EUR 50,000,000 Floating Rate Notes due October 2025 (the "Notes")

Issue Price: 100.00 per cent.

BNP PARIBAS

The date of these Final Terms is 12 October 2005.

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Offering Circular dated 11 July 2005, as supplemented by (i) a supplemental offering circular relating to the terms and conditions of the notes set out in the offering circular dated 7 October 2003, (ii) a supplemental offering circular relating to the terms and conditions of the notes set out in the offering circular dated 15 October 2004 and (iii) a supplemental offering circular relating to an addition to the risk factors set forth in the offering circular dated 11 July 2005, in each case dated 8 September 2005 (together, the "**Offering Circular**"), which constitutes a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the "**Prospectus Directive**"). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with the Offering Circular, as so supplemented. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Offering Circular. The Notes will be issued on the terms of these Final Terms read together with the Offering Circular. Each Issuer accepts responsibility for the information contained in these Final Terms which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes. The Offering Circular is available for viewing at, and copies may be obtained from, Rabobank Nederland at Croeselaan 18, 3521 CB Utrecht, the Netherlands and the principal office in England of the Arranger and of the Paying Agent in Luxembourg and Amsterdam.

1	Issuer:	Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2	(i) Series Number:	1473A
	(ii) Tranche Number:	1
3	Specified Currency or Currencies:	Euro ("EUR")
4	Aggregate Nominal Amount:	
	(i) Tranche:	EUR 50,000,000
	(ii) Series:	EUR 50,000,000
5	Issue Price:	100.00 per cent. of the Aggregate Nominal Amount
6	Specified Denominations:	EUR 1,000 (subject to a minimum tradable amount of EUR 50,000)
7	Issue Date:	14 October 2005
8	Maturity Date:	14 October 2025
9	Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax):	No
10	Interest Basis:	Floating Rate
11	Redemption/Payment Basis:	Redemption at par
12	Change of Interest or Redemption/Payment Basis:	Not Applicable
13	Put/Call Options:	Not Applicable
14	Status of the Notes:	Senior
15	Method of distribution:	Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16	**Fixed Rate Note Provisions**	Not Applicable
17	**Floating Rate Provisions**	Applicable
	(i) Interest Period(s):	Semi-annual The first Interest Period will run from and including 14 October 2005 to but excluding 14 April 2006 Subsequent interest periods will run from and including each Specified Interest Payment Date to but excluding the subsequent Specified Interest Payment Date
	(ii) Specified Interest Payment Dates:	14 April and 14 October of each year from and including 14 April 2006 to and including 14 October 2025
	(iii) Business Day Convention:	Modified Following Business Day Convention
	(iv) Business Centre(s) (Condition 1(a)):	TARGET and London
	(v) Manner in which the Rate(s) of Interest is/are to be determined:	Screen Rate Determination The Rate of Interest for each Interest Period shall be a per annum percentage rate determined on the relevant Interest Determination Date by the Calculation Agent acting in its sole discretion in accordance with the following formula:

MIN [6 month EURIBOR + 0.90% ; 8 * (EUR 10Y CMS - EUR 2Y CMS)]

provided that if on the Interest Determination Date falling in October 2025 the Calculation Agent acting in its sole discretion determines that the Cumulative Interest Amount is **lower than EUR 400 per EUR 1,000 in nominal amount** then each Noteholder shall receive an **additional** payment per Specified Denomination for the Interest Period ending in October 2025 determined by the Calculation Agent acting in its sole discretion in accordance with the following formula:

EUR 400 – Cumulative Interest Amount

where "**Cumulative Interest Amount**" means the sum of the Interest Amounts per Specified Denomination for each Interest Period to and including the Interest Period ending in October 2025;

		"6 month EURIBOR" means the rate appearing on Reuters page 'EURIBOR01' as of 11.00 a.m. Brussels time on the relevant Interest Determination Date; **"EUR 10Y CMS"** means the ten year mid swap rate in EUR quoted on an annual 30/360 basis versus 6 month EURIBOR, expressed as a percentage rate, as appearing on Reuters page 'ISDAFIX2' as of 11.00 a.m. Frankfurt time on the relevant Interest Determination Date; and **"EUR 2Y CMS"** means the two year mid swap rate in EUR quoted on an annual 30/360 basis versus 6 month EURIBOR, expressed as a percentage rate, as appearing on Reuters page 'ISDAFIX2' as of 11.00 a.m. Frankfurt time on the relevant Interest Determination Date.
(vi)	Interest Period Date(s):	Not Applicable
(vii)	Party responsible for calculating the Rate(s) of Interest and Interest Amount(s) (if not the Calculation Agent):	BNP Paribas (the "Calculation Agent")
(viii)	Screen Rate Determination (Condition 1(a)):	
	– Relevant Time:	See Item 17(v)
	– Interest Determination Date:	Two TARGET Business Days prior to the start of the relevant Interest Period
	– Primary Source for Floating Rate:	Relevant Screen Page
	– Relevant Screen Page:	See Item 17(v)
	– Reference Banks (if Primary Source is "Reference Banks"):	Not Applicable
	– Relevant Financial Centre:	TARGET
	– Benchmark:	See Item 17(v)
	– Representative Amount:	Not Applicable
	– *Effective Date:*	*Not Applicable*
	– Specified Duration:	See Item 17(v)
(ix)	ISDA Determination (Condition 1(a)):	Not Applicable
(x)	Margin(s):	Not Applicable
(xi)	Minimum Rate of Interest:	0.00 per cent. per annum
(xii)	Maximum Rate of Interest:	Not Applicable

	(xiii)	Day Count Fraction (Condition 1(a)):	30 / 360 (adjusted)
	(xiv)	Rate Multiplier:	Not Applicable
	(xv)	Fall back provisions, rounding provisions, denominator and any other terms relating to the method of calculating interest on Floating Rate Notes, if different from those set out in the Conditions:	Not Applicable
18	**Zero Coupon Note Provisions**		Not Applicable
19	**Index Linked Interest Note Provisions**		Not Applicable
20	**Equity Linked Interest Note Provisions**		Not Applicable
21	**Dual Currency Note Provisions**		Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	**Call Option**		Not Applicable
23	**Put Option**		Not Applicable
24	**Final Redemption Amount (all Notes except Equity Linked Redemption Notes and Index Linked Redemption Notes) of Each Note**		EUR 1,000 per note of EUR 1,000 specified denomination
25	**Final Redemption Amount (Equity Linked Redemption Notes)**		Not Applicable
26	**Final Redemption Amount (Index Linked Redemption Notes)**		Not Applicable
27	**Early Redemption Amount**		Applicable
	(i)	Early Redemption Amount(s) of each Note payable on redemption for taxation reasons (Condition 7 (c)) or an event of default (Condition 13) and/or the method of calculating the same (if required or if different from that set out in the Conditions):	Yes, as set out in the Conditions
	(ii)	Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7 (c)):	Yes
	(iii)	Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 10(f)):	Yes
	(iv)	Early Redemption Amount of each Note payable on redemption pursuant to Condition 7(g):	Not Applicable

GENERAL PROVISIONS APPLICABLE TO THE NOTES

28	**Form of Notes:**		Bearer Notes
	(i)	Temporary or permanent Global Note/Certificate:	Temporary Global Note exchangeable for a permanent Global Note which is exchangeable for Definitive Notes in the

		limited circumstances specified in the permanent Global Note
	(ii) Applicable TEFRA exemption:	D Rules
29	Financial Centre(s) (Condition 10(h)) or other special provisions relating to payment dates:	TARGET and London The first sentence of Condition 10(h) shall be deemed to be deleted and replaced with the following: "If any date for payment in respect of any Note is not a business day, the holder shall not be entitled to payment until the next following business day, unless it would thereby fall into the next calendar month, in which event such date for payment shall be brought forward to the immediately preceding business day, nor to any interest or other sum in respect of such early or postponed payment".
30	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
31	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
32	Details relating to Instalment Notes:	Not Applicable
33	Redenomination, renominalisation and reconventioning provisions:	Not Applicable
34	Consolidation provisions:	Not Applicable
35	Other terms or special conditions:	So long as Bearer Notes are represented by a permanent Global Note and the permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 17, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system.

DISTRIBUTION

36	(i) If syndicated, names and addresses of Managers:	Not Applicable

	(ii) Stabilising Manager (if any):	Not Applicable
	(iii) Dealer's Commission:	None
37	If non-syndicated, name and address of Dealer:	BNP Paribas 10 Harewood Avenue London NW1 6AA
38	Additional selling restrictions:	Not Applicable
39	Subscription Period	Not Applicable

GENERAL

40	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 12(a):	Not Applicable
41	The aggregate principal amount of Notes issued has been translated into Euro at the rate of Euro producing a sum of (for Notes not denominated in Euro):	Not Applicable
42	In the case of Notes listed on the Stock Market of Euronext Amsterdam N.V.:	Not Applicable

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the Euro 60,000,000,000 Global Medium Term Note Programme of Rabobank Nederland.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer:

By: ....

Duly authorised

PART B – OTHER INFORMATION

1 LISTING

(i)	Listing:	Luxembourg
(ii)	Admission to Trading:	Application has been made for the Notes to be admitted to trading on the Luxembourg Stock Exchange's Regulated Market with effect from the Issue Date.
(iii)	Estimate of total expenses related to admission to trading:	EUR 6,700

2 RATINGS

Rating:	The Notes have been rated Aaa, AA+ and AAA by Moody's Investors Service, Inc. Fitch Ratings Ltd. and Standard & Poor's Ratings Services respectively. As defined by Moody's an Aaa rating means that the Notes are judged to be of the highest quality, with minimal credit risk. As defined by Fitch an AA+ rating means that the Notes are judged to be of a very high credit quality and denote expectations of low credit risk. It indicates very strong capacity for payment of financial commitments and is not significantly vulnerable to foreseeable events. As defined by Standard & Poor's, an AAA rating means that the Notes has the highest rating assigned by Standard & Poor's and that the Issuer's capacity to meet its financial commitment on the obligation is extremely strong.

3 NOTIFICATION

The Autoriteit Financiële Markten, which is the Netherlands competent authority for the purposes of the Prospectus Directive, has provided its equivalent competent authority in Luxembourg, *Commission de Surveillance du Secteur Financier,* with a certificate of approval attesting that the Offering Circular has been drawn up in accordance with the Prospectus Directive.

4 INTERESTS OF NATURAL AND LEGAL PERSONS INVOLVED IN THE OFFER

Save as disclosed in the Offering Circular, so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

5 REASONS FOR THE OFFER, ESTIMATED NET PROCEEDS AND TOTAL EXPENSES

(i)	Reasons for the offer:	The net proceeds from the issue of Notes will be used by the Issuer in connection with its banking business.

(ii)	Estimated net proceeds	EUR 50,000,000
(iii)	Estimated total expenses:	Not Applicable

6 YIELD *(Fixed Rate Notes Only)* Indication of yield: Not Applicable

7 HISTORIC INTEREST RATES *(Floating Rate Notes only)*

Details of historic EURIBOR, EUR 10Y CMS and EUR 2Y CMS rates can be obtained from Reuters.

8 OPERATIONAL INFORMATION

(i)	ISIN Code:	XS0231106799
(ii)	Common Code:	23110679
(iii)	Fondscode:	Not Applicable
(iv)	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant number(s):	Not Applicable
(v)	Delivery:	Delivery against payment
(vi)	Names and addresses of additional or other Paying Agents appointed in respect of the Notes are:	Not Applicable

Signed on behalf of the Issuer:

By: ....

Duly authorised

EXECUTION COPY

Final Terms

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank International Equity Derivatives)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch
(Australian Business Number 70 003 917 655)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Singapore Branch
(Singapore Company Registration Number F03634W)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

Euro 60,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity

SERIES NO: 1453A
TRANCHE NO: 2

ISK 3,000,000,000 8.625 per cent. Notes 2005 due 22 March 2007 (the "Notes") (to be consolidated and form a single series with the ISK 9,000,000,000 8.625 per cent. Notes due 22 March 2007 issued on 21 September 2005)

Rabobank International **TD Securities**

The date of these Final Terms is 10 October 2005.

FORM OF FINAL TERMS

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Offering Circular (the "**Offering Circular**") dated 11 July 2005 as supplemented on September 8, 2005, which constitutes a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the "**Prospectus Directive**"). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with the Offering Circular, as so supplemented. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Offering Circular. The Notes will be issued on the terms of these Final Terms read together with the Offering Circular. Each Issuer accepts responsibility for the information contained in these Final Terms which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes. The Offering Circular is available for viewing at, and copies may be obtained from, Rabobank Nederland at Croeselaan 18, 3521 CB Utrecht, the Netherlands and the principal office in England of the Arranger and of the Paying Agent in Luxembourg and Amsterdam.

1	Issuer:		Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2	(i)	Series Number:	1453A
	(ii)	Tranche Number:	2
3	Specified Currency or Currencies:		Icelandic Krona ("ISK")
4	Aggregate Nominal Amount:		
	(i)	Tranche:	ISK 3,000,000,000
	(ii)	Series:	ISK 12,000,000,000
5	Issue Price:		101.38 per cent. of the Aggregate Nominal Amount plus 21 days accrued interest from and including 21 September 2005 to but excluding 12 October 2005.
6	Specified Denominations:		ISK 100,000 and multiples thereof
7	(i)	Issue Date:	12 October 2005
	(ii)	Interest Commencement Date (if different from the Issue Date):	21 September 2005
8	Maturity Date:		22 March 2007
9	Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax)		No
10	Interest Basis:		8.625 per cent. Fixed Rate
11	Redemption/Payment Basis:		Redemption at par
12	Change of Interest or Redemption/Payment Basis:		Not Applicable

13	Put/Call Options:		Not Applicable
14	(i)	Status of the Notes:	Senior
	(ii)	Date approval for issuance of Notes obtained:	Not Applicable
15	Method of distribution:		Syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16	**Fixed Rate Note Provisions**		Applicable
	(i)	Rate of Interest:	8.625 per cent. per annum payable annually in arrear
	(ii)	Interest Payment Date(s):	22 March in each year commencing on 22 March 2006 and ending on the Maturity Date. There will be a short first coupon from and including 21 September 2005 to but excluding 22 March 2006.
	(iii)	Fixed Coupon Amounts(s):	ISK 8,625 per ISK 100,000 in nominal amount.
	(iv)	Broken Amount:	Short first coupon payable 22 March 2006 of ISK 4,300.68 per ISK 100,000 in nominal amount.
	(v)	Day Count Fraction (Condition 1(a)):	Actual/Actual-ISMA
	(vi)	Determination Date(s) (Condition 1(a)):	Interest Payment Dates
	(vii)	Other terms relating to the method of calculating interest for Fixed Rate Notes:	Not Applicable
17	**Floating Rate Provisions**		Not Applicable
18	**Zero Coupon Note Provisions**		Not Applicable
19	**Index Linked Interest Note Provisions**		Not Applicable
20	**Equity Linked Interest Note Provisions**		Not Applicable
21	**Dual Currency Note Provisions**		Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	**Call Option**	Not Applicable
23	**Put Option**	Not Applicable
24	**Final Redemption Amount (all Notes except Equity Linked Redemption Notes and Index Linked Redemption Notes) of Each Note**	ISK 100,000 per Note of ISK 100,000 specified denomination

25	**Final Redemption Amount (Equity Linked Redemption Notes)**		Not Applicable
26	**Final Redemption Amount (Index Linked Redemption Notes)**		Not Applicable
27	**Early Redemption Amount**		
	(i)	Early Redemption Amount(s) of each Note payable on redemption for taxation reasons (Condition 7(c)) or an event of default (Condition 13) and/or the method of calculating the same (if required or if different from that set out in the Conditions):	Yes, as set out in Conditions
	(ii)	Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(c)):	Yes
	(iii)	Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 10(f)):	Yes
	(iv)	Early Redemption Amount of each Note payable on redemption pursuant to Condition 7(g):	Not Applicable

GENERAL PROVISIONS APPLICABLE TO THE NOTES

28	**Form of Notes**		Bearer Notes
	(i)	Temporary or permanent Global Note/Certificate:	Temporary Global Note exchangeable for a permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note
	(ii)	Applicable TEFRA exemption:	D Rules
29	Financial Centre(s) (Condition 10(h)) or other special provisions relating to payment dates:		London, Reykjavik, TARGET
30	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):		No
31	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:		Not Applicable

32	Details relating to Instalment Notes:		Not Applicable
33	Redenomination, renominalisation and reconventioning provisions:		Not Applicable
34	Consolidation provisions:		Not Applicable
35	Other terms or special conditions:		So long as Bearer Notes are represented by a temporary Global Note and the temporary Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 17, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system.

DISTRIBUTION

36	(i)	If syndicated, names and addresses of Managers:	Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank International) Thames Court 1 Queenhithe London EC4V 3RL The Toronto-Dominion Bank Triton Court, 14/18 Finsbury Square London EC2A 1DB
	(ii)	Stabilising Manager (if any):	The Toronto-Dominion Bank
	(iii)	Dealers' Commission:	1.00 per cent. selling concession 0.125 per cent. combined management and underwriting commission
37	If non-syndicated, name and address of Dealer:		Not Applicable
38	Additional selling restrictions:		US The Notes have not been and will not be registered under the United States Securities Act of 1933, as amended (the "Securities Act") and are subject to US tax law requirements. Accordingly, Notes may not be offered, sold or delivered in the United States or to US persons except to the extent permitted by the Subscription Agreement. The Notes are not eligible for sale under Rule 144A under the Securities Act. TEFRA D; Cat. 2 are applicable as more fully specifically described in the

		Offering Circular and Subscription Agreement.
		Iceland Each Manager has agreed that it will not offer Notes to the public in Iceland, except in compliance with the Icelandic Act on Securities Transactions (No.33/2003) and any applicable laws or regulations in Iceland.
39	Subscription period:	Not Applicable

GENERAL

40	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 14(a):	Not Applicable
41	The aggregate principal amount of Notes issued has been translated into Euro at the rate of 0.012944 producing a sum of (for Notes not denominated in Euro):	Euro 38,832,000
42	In the case of Notes listed on Eurolist by Euronext Amsterdam N.V.:	Not Applicable

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the Euro 60,000,000,000 Global Medium Term Note Programme of Rabobank Nederland.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer:

By: ....

Duly authorised

PART B – OTHER INFORMATION

1 Listing

(i)	Listing:	Luxembourg
(ii)	Admission to Trading:	Application has been made for the Notes to be admitted to trading on the Luxembourg Stock Exchange with effect from 12 October 2005.
(iii)	Estimate of total expenses related to admission to trading:	EUR 1,030

2 Ratings

Rating: The Notes have been rated Aaa by Moody's, AAA by Standard & Poor's and AA+ by Fitch

3 Notification

The Dutch Authority for the Financial. Markets (Stichting Autoriteit Financiële Markten) has provided the competent regulatory authorities of the following countries with a certificate of approval attesting that the Offering Circular has been drawn up in accordance with the Prospectus Directive: Luxembourg, UK, Belgium, Germany, Finland, Sweden, Norway, Austria, Ireland, Italy and France.

4 Interests of natural and legal persons involved in the issue

Save as disclosed in the Offering Circular, so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

5 Reasons for the offer, estimated net proceeds and total expenses

(i)	Reasons for the offer:	Banking business
(ii)	Estimated net proceeds	ISK 3,021,036,986.30
(iii)	Estimated total expenses:	Approx. ISK 1,500,000 (excluding dealers' commission)

6 Yield *(Fixed Rate Notes Only)*

Indication of yield: 7.623 per Cent. Annual, Act/Act ISMA, Following, Unadjusted

The yield is calculated at the Issue Date on the basis of the Issue Price. It is NOT an indication of future yield.

7 Historic interest rates *(Floating Rate Notes only)*

Not Applicable

8 Performance of index/formula, explanation of effect on value of investment and associated risks and other information concerning the underlying *(Index-Linked Notes only)*

Not Applicable

9 Performance of rate[s] of exchange and explanation of effect on value of investment *(Dual Currency Notes only)*

Not Applicable

10 Performance of underlying, explanation of effect on value of investment and associated risks and information concerning the underlying ***(Equity-Linked Notes only)***

Not Applicable

11 Operational information

(i)	ISIN Code:	XS0229188692
(ii)	Common Code:	022918869
(iii)	Fondscode:	Not Applicable
(iv)	WKN (German security code):	A06EZW
(v)	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant number(s):	Not Applicable
(vi)	Delivery:	Delivery against payment
(vii)	Names and addresses of additional or other Paying Agents (if any):	Not Applicable

Signed on behalf of the Issuer:

By: ____________________
Duly authorised





Coöperatieve Centrale Raiffeisen-Boerenleenbank B. A. (Rabobank Nederland)

2.125% Bonds 2005–2017 of CHF 400 000 000

Prospectus dated 4 October 2005

Interest Rate	2.125% p.a., payable annually on 11 October, for the first time on 11 October 2006.
Issue Price	The Syndicate Banks named below have subscribed the Bonds at 100.385% of their nominal amount (before commission).
Price for Placement	The price for placement of the Bonds will be fixed in accordance with supply and demand
Life	12 years, fixed
Payment Date	11 October 2005
Redemption	11 October 2017, at par
Early Redemption	For tax reasons only, anytime at par following a notice period according to the terms and conditions of the Bonds.
Reopening of the Issue	Rabobank Nederland reserves the right to reopen this issue according to the terms and conditions of the Bonds.
Denominations	CHF 5000 nominal and multiples thereof
Form of the Bonds	The Bonds will be represented by a Permanent Global Bond. Bondholders do not have the right to request the delivery of definitive Bonds.
Covenants	Pari Passu Clause, Negative Pledge Clause, Cross Default Clause
Listing	The listing will be applied for on the main segment of the SWX Swiss Exchange. The Bonds have provisionally been admitted on 5 October 2005 at SWX Swiss Exchange.
Governing Law and Jurisdiction	The Bonds and all contractual documentation are governed by and shall be construed in accordance with Swiss law. Place of jurisdiction shall be the courts of Zurich.
Rating	The outstanding long-term debt is rated "AAA" by Standard & Poor's Rating Group and "Aaa" by Moody's.
Sales Restrictions	U.S.A., U.S. persons, United Kingdom, Italy and EEA
Issuer's Name and Address	Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A., Croeselaan 18, P.O. Box 17100 3500 HG Utrecht, The Netherlands
Lead Manager	UBS Investment Bank / Swiss Union of Raiffeisen Banks
Senior Co-Lead Manager	Bank Sarasin & Co. Ltd
Co-Lead Managers	ABN AMRO Bank N.V., Zurich Branch • Bank Vontobel AG • Bayerische Hypo- und Vereinsbank AG, Zurich Branch • Basler Kantonalbank • PICTET & CIE • Bank Julius Baer & Co. Ltd. • BNP PARIBAS (SUISSE) SA • Credit Suisse First Boston, a division of Credit Suisse
Security No. / ISIN Common Code	2.270.847 / CH0022708470 / 022960571

UBS Investment Bank is a business group of UBS AG

For further Information on the Issuer and for the Annual Report of the Issuer please refer to the Prospectus: 1.50 % Bonds Coöperatieve Centrale Raiffeisen-Boerenleenbank B. A. (Rabobank Nederland) 2005–2010 of CHF 500 mln (Security Number: 2.211.332, ISIN: CH0022113325) dated 2 August 2005.

Copies of this Prospectus and the above mentioned Prospectus are available at UBS Investment Bank, a business group of UBS AG, Transactions Legal, P. O. Box, CH-8098 Zurich, Switzerland, or can be ordered by telephone (+41-44-239 47 03) and fax (+41-44-239 21 11) or by email swiss-prospectus@ubs.com 24 hours a day.

TABLE OF CONTENTS

Sales Restrictions 3

Taxation 6

General Information 8

Terms of the Bonds 9

General Information of the Issuer 18

Interim Report 2005 33

SALES RESTRICTIONS

A) United States of America / U.S. persons

1. The Bonds have not been and will not be registered under the U.S. Securities Act of 1933, as amended (the "Securities Act") and may not be offered or sold within the United States of America (the "United States") or to, or for the account or benefit of, U.S. persons except in certain transactions exempt from or not subject to the registration requirements of the Securities Act.

   The Managers have not offered or sold the Bonds, and will not offer or sell the Bonds (i) as part of their distribution at any time or (ii) otherwise until 20 November 2005, except in accordance with Rule 903 of Regulation S under the Securities Act.

   Accordingly, neither the Managers and their affiliates nor any persons acting on their behalf have engaged or will engage in any selling activities directed towards the United States with respect to the Bonds, and they have complied and will comply with the offering restrictions requirement of Regulation S. The Managers agree that, at or prior to confirmation of any sale of Bonds, they will have sent to each distributor, dealer or person receiving a selling commission, fee or other remuneration that purchases Bonds from them during the Restricted Period (as defined below), a notice substantially to the following effect:

   "The Bonds covered hereby have not been registered under the U.S. Securities Act of 1933 as amended (the 'Securities Act') and may not be offered or sold within the United States of America or to, or for the account or benefit of, U.S. persons (i) as part of their distribution at any time or (ii) otherwise until 20 November 2005, except in either case in accordance with Regulation S under the Securities Act. Terms used above have the meanings given to them by Regulation S."

   Terms used in this paragraph 1 have the meanings given to them by Regulation S under the Securities Act.

2. Each of the Managers represents and agrees that it has not entered and will not enter into any contractual arrangement with respect to the distribution or delivery of the Bonds except with its affiliates or with the prior written consent of the Issuer.

3. In addition,

   (1) except to the extent permitted under U.S. Treas. Reg. § 1.163-5(c)(2)(i)(D) (the "D Rules"),

      a) each Manager represents and agrees that it has not offered or sold and during the Restricted Period will not offer or sell Bonds to a person who is within the United States or its possessions or to a United States person, and that it will use reasonable efforts to sell the Bonds in Switzerland, and

      b) each Manager represents and agrees that it has not delivered and will not deliver within the United States or its possessions Bonds that are sold during the Restricted Period;

   (2) each Manager represents and agrees that it has and throughout the Restricted Period will have in effect procedures reasonably designed to ensure that its employees or agents who are directly engaged in selling Bonds are aware that Bonds may not be offered or sold during the Restricted Period to a person who is within the United States or its possessions or to a United States person, except as permitted by the D Rules;

   (3) if one or more of the Managers is a U.S. person, each such Manager represents that it is acquiring Bonds in bearer form for the purposes of resale in connection with the original issuance of Bonds and if it retains Bonds in bearer form for its own account, it will only do so in accordance with the requirements of U.S. Treas. Reg. §1.163-5(c)(2)(i)(D)(6); and

   (4) with respect to each affiliate that acquires from a Manager Bonds for the purpose of offering or selling Bonds during the Restricted Period, each Manager repeats and confirms the representations and agreements contained in clauses (1), (2) and (3) on its behalf.

   Terms used in this paragraph 3 have the meaning given to them by the U.S. Internal Revenue Code and regulations thereunder, including the D Rules.

   The "Restricted Period" means that period expiring on 20 November 2005, except that any offer or sale of Bonds by a Manager shall be deemed to be during the Restricted Period if the Manager holds Bonds as part of an unsold allotment.

B) United Kingdom

Each Bank represents, warrants and agrees that:

it has complied and will comply with all applicable provisions of the Financial Services and Markets Act 2000 (the "FSMA") with respect to anything done by it in relation to the Bonds in, from or otherwise involving the United Kingdom; and

it has only communicated or caused to be communicated and it will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of section 21 of the FSMA) received by it in connection with the issue or sale of any Bonds in circumstances in which section 21(1) of the FSMA does not apply to the Company.

C) Italy

The offering of the Bonds has not been cleared by CONSOB (the Italian Securities Exchange Commission) or the Bank of Italy pursuant to Italian securities legislation and, accordingly, no Bonds may be offered, sold or delivered, nor may copies of the Offering Circular or of any other document relating to the Bonds be distributed in the Republic of Italy, except:

(a) to professional investors *(operatori qualificati)*, as defined in Article 31, second paragraph, of CONSOB Regulation No. 11522 of 1 July 1998, as amended; or

(b) in circumstances which are exempted from the rules on solicitation of investments pursuant to Article 100 of Legislative Decree No. 58 of 24 February 1998 (the Financial Services Act) and Article 33, first paragraph, of CONSOB Regulation No. 11971 of 14 May 1999, as amended.

Any offer, sale or delivery of the Bonds or distribution of copies of the Offering Circular or any other document relating to the Bonds in the Republic of Italy under paragraph (a) or (b) above must be:

(i) made by an investment firm, bank or financial intermediary permitted to conduct such activities in the Republic of Italy in accordance with the Financial Services Act and Legislative Decree No. 385 of 1 September 1993 (the Banking Act); and

(ii) in compliance with Article 129 of the Banking Act and the implementing guidelines of the Bank of Italy, as amended from time to time, pursuant to which the issue or the offer of securities in the Republic of Italy may need to be preceded and followed by an appropriate notice to be filed with the Bank of Italy depending, inter alia, on the aggregate value of the securities issued or offered in the Republic of Italy and their characteristics; and

(iii) in compliance with any other applicable laws and regulations.

D) European Economic Area[1)]

Each Manager has represented and agreed that it has not offered and will not offer any Bonds to persons in any Member State of the European Economic Area, except that it may offer [Bonds] in any Member State:

a) at any time to legal entities which are authorised or regulated to operate in the financial markets or, if not so authorised or regulated, whose corporate purpose is solely to invest in securities; or

b) at any time to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than € 43,000,000 and (3) an annual net turnover of more than € 50,000,000, all as shown in its last annual or consolidated accounts; or

c) in any circumstances which do not require the publication by the Issuer of a prospectus pursuant to Article 3 of the Prospectus Directive.

[1)] In each EEA member state additional local selling restrictions might apply which must be complied with. No registration of securities offered nor a publication of a prospectus outside of Switzerland is intended.

For the purposes of this provision, the expression "offer" in relation to any Bonds in any Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the Bonds to be offered so as to enable an investor to decide to purchase or subscribe the Bonds, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State.

E) General

The Bonds are only to be offered or sold by the Managers and any offering material or other communication relating to the distribution of the Bonds is only to be distributed as far as such offer or sale or such distribution is consistent with the applicable law of any territory, jurisdiction and, without limitation, the selling restrictions set out above.

General

The following summary describes the principal Dutch tax consequences of the acquisition, holding, redemption and disposal of Bonds, which term, for the purpose of this summary includes Coupons, Receipts and Talons. This summary does not purport to be a comprehensive description of all Dutch tax considerations that may be relevant to a decision to acquire, to hold, and to dispose of the Bonds. Each prospective Bondholder should consult a professional adviser with respect to the tax consequences of an investment in the Bonds. The discussion of certain Dutch taxes set forth below is included for general information purposes only.

This summary is based on the Dutch tax legislation, published case law, treaties, rules, regulations and similar documentation, in force as of the date of Prospectus, without prejudice to any amendments introduced at a later date and implemented with retroactive effect.

Withholding Tax

No Dutch withholding tax is due upon payments on the Bonds, provided that the Bonds do not in fact have the function of equity of the Issuer within the meaning of Article 10(1)(d) of the Corporate Income Tax Act 1969.

Corporate Income Tax and Individual Income Tax

Residents of the Netherlands

If the Bondholder is resident or deemed to be resident of the Netherlands, subject to Dutch corporate income tax and the Bonds are attributable to its (deemed) business in the Netherlands, income derived from the Bonds and gains realised upon the redemption and disposal of the Bonds are generally taxable in the Netherlands.

If the Bondholder is an individual and resident or deemed to be resident of the Netherlands for Dutch tax purposes (including the individual Bondholder who has opted to be taxed as a resident of the Netherlands), the income derived from the Bonds and the gains realised upon the redemption and disposal of the Bonds are taxable at the progressive rates of the Income Tax Act 2001, if:

(i) the Bondholder has an enterprise or an interest in an enterprise, to which enterprise the Bonds are attributable; or

(ii) such income or gains qualify as "income from miscellaneous activities" (resultaat uit overige werkzaamheden) within the meaning of Section 3.4 of the Income Tax Act 2001, which include activities with respect to the Bonds that exceed "regular, active portfolio management" (normaal, actief vermogensbeheer).

If neither condition (i) nor condition (ii) applies to the individual Bondholder, the actual income derived from the Bonds and the actual gains realised upon the redemption and disposal of the Bonds will not be taxable. Instead, such Bondholder will be taxed at a flat rate of 30% on deemed income from "savings and investments" (sparen en beleggen) within the meaning of Section 5.1 of the Income Tax Act 2001. This deemed income amounts to 4% of the average of the individual's "yield basis" (rendementsgrondslag) within the meaning of article 5.3 of the Income Tax Act 2001 at the beginning of the calendar year and the individual"s yield basis at the end of the calendar year, insofar the average exceeds a certain threshold. The fair market value of the Bonds will be included in the individual's yield basis.

Non-residents of the Netherlands

A Bondholder that is not a resident nor deemed to be a resident of the Netherlands for Dutch tax purposes (nor, if he or she is an individual, has opted to be taxed as a resident of the Netherlands) is not taxable in respect of income derived from the Bonds and gains realised upon the redemption and disposal of the Bonds, unless:

(i) the Bondholder has an enterprise or an interest in an enterprise, that is, in whole or in part, carried on through a permanent establishment or a permanent representative in the Netherlands to which Dutch permanent establishment or permanent representative the Bonds are attributable, or

(ii) the Bondholder is an individual and such income or gains qualify as "income from miscellaneous activities" (resultaat uit overige werkzaamheden) in the Netherlands within the meaning of Section 3.4 of

the Income Tax Act 2001, which include activities in the Netherlands with respect to the Bonds that exceed "regular, active portfolio management" (normaal, actief vermogensbeheer).

Gift and Inheritance Taxes

Residents of the Netherlands

Generally, gift and inheritance taxes will be due in the Netherlands in respect of the acquisition of the Bonds by way of a gift by, or on the death of, a Bondholder who is a resident or deemed to be a resident of the Netherlands for the purposes of Dutch gift and inheritance tax at the time of the gift or his or her death.

An individual of the Dutch nationality is deemed to be a resident of the Netherlands for the purposes of the Dutch gift and inheritance tax, if he or she has been resident in the Netherlands during the ten years preceding the gift or his or her death. An individual of any other nationality is deemed to be a resident of the Netherlands for the purposes of the Dutch gift tax only if he or she has been resident in the Netherlands at any time during the twelve months preceding the time of the gift.

Non-residents of the Netherlands

No gift or inheritance taxes will arise in the Netherlands in respect of the acquisition of the Bonds by way of gift by, or as a result of the death of, a Bondholder who is neither a resident nor deemed to be a resident of the Netherlands for the purposes of the Dutch gift and inheritance tax, unless:

(i) such Bondholder at the time of the gift has or at the time of his or her death had an enterprise or an interest in an enterprise that is or was, in whole or in part, carried on through a permanent establishment or a permanent representative in the Netherlands and to which Dutch permanent establishment or permanent representative the Bonds are or were attributable; or

(ii) the Bonds are or were attributable to the assets of an enterprise that is effectively managed in the Netherlands and the donor is or the deceased was entitled to a share in the profits of that enterprise, at the time of the gift or at the time of his or her death, other than by way of securities or through an employment contract; or

(iii) in the case of a gift of the Bonds by an individual who at the date of the gift was neither a resident nor deemed to be a resident of the Netherlands, such individual dies within 180 days after the date of the gift, while at the time of his or her death, being a resident or deemed to be a resident of the Netherlands.

Treaties

Treaties may limit the Dutch sovereignty to levy gift and inheritance tax.

Other Taxes and Duties

No Dutch VAT, capital duty, registration tax, customs duty, transfer tax, stamp duty or any other similar documentary tax or duty, will be due in the Netherlands by a Bondholder in respect of or in connection with the subscription, issue, placement, allotment or delivery of the Bonds.

EU Savings Directive

Under EC Council Directive 2003/48/EC on the taxation of savings income, Member States are required, from July 1, 2005, to provide to the tax authorities of another Member State details of payments of interest (or similar income) paid by a person within its jurisdiction to an individual resident in that other Member State. However, for a transitional period, Belgium, Luxembourg and Austria are instead required (unless during that period they elect to switch to the provision of details), to operate a withholding system in relation to such payments (the ending of such transitional period being dependent upon the conclusion of certain other agreements relating to information exchange with certain other countries). A number of non-EU countries and territories including Switzerland have agreed to adopt similar measures (a withholding system in the case of Switzerland) with effect from the same date.

Residency

A Bondholder will not become a resident, or a deemed resident, of the Netherlands for tax purposes by reason only of the Bondholder's acquisition (by way of Issue or transfer to it), holding or enforcement, of the Bonds.

Notice to Investors

This Prospectus contains particulars for the purpose of giving information with regard to Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) (the "Issuer" or "Rabobank Nederland") and this Swiss franc bond issue of 2.125% Bonds 2005–2017 in the amount of CHF 400,000,000 (the "Bonds").

Authorization

Pursuant to a resolution of the appropriate internal body of Rabobank Nederland of 6 September 2005 and a Bond Purchase and Paying Agency Agreement dated 4 October 2005 among the Issuer, UBS AG, acting through its business group UBS Investment Bank and the other Managers listed on the front page hereof, the Issuer has decided to issue 2.125 % Bonds of CHF 400,000,000 due on 11 October 2017.

Net Proceeds

The net proceeds of the issue of the Bonds, being the amount of CHF 397,415,000.00 will be used by the Issuer for general corporate purposes. None of the Syndicate Banks shall have any responsibility for or be obliged to concern itself with the application of the net proceeds of the Bonds.

Representation

In accordance with Article 50 of the Listing Rules of the SWX Swiss Exchange UBS AG has been appointed by the Issuer as representative to lodge the listing application with the Admission Board of the SWX Swiss Exchange.

No material adverse change

Except as disclosed herein, there has been no material adverse change, nor any event involving a prospective material adverse change, in the assets and liabilities, financial position of prospects of the Issuer since 31 December 2004.

Litigation

Neither the Issuer nor any of its subsidiaries is or has been involved in any legal or arbitration proceedings (including any such proceedings which are pending or threatened of which the Issuer is aware), which may have a significant effect on the financial position of the Issuer and its subsidiaries taken as a whole.

Auditors

The financial statements of the Issuer have been audited for the two financial years preceding the date of this document by Ernst & Young Accountants, Euclideslaan 1, 3584 BL Utrecht.

Responsibility

The Issuer accepts responsibility for all information contained in this Prospectus and has taken all reasonable care to ensure that the facts stated herein are true and accurate in all material respects and that there are no other material facts the omission of which would make misleading any statement herein whether of fact or opinion.

Utrecht, 4 October 2005

____

Rabobank Nederland

The Terms of the CHF 400,000,000 2.125 % Bonds 2005–2017 issued by Coöperatieve Centrale Raiffeisen – Boerenleenbank B.A. (Rabobank Nederland) (the "Issuer") are as follows:

1. Denomination, Form and Reopening

The Bonds are issued in denominations of CHF 5,000 and multiples thereof. The Bonds entitle the holder thereof to payment of interest and repayment of the Bonds. For the purpose of the interest the Bonds are furnished with annual interest coupons (hereinafter called the "Coupons").

The Bonds and all rights connected therewith are in bearer form and are represented by a Permanent Global Certificate (the "Global Permanent Certificate"). Each Holder retains a quotal co-ownership interest (Miteigentumsanteil) in the Permanent Global Certificate to the extent of his claim against the Issuer. The Permanent Global Certificate will be deposited by UBS AG, acting through its business group UBS Investment Bank, Zurich ("UBS AG") with SIS SEGAINTERSETTLE AG, in Olten, Switzerland ("SIS") or any other securities clearing system (the "Depositories"), approved by the SWX Swiss Exchange ("SWX") until final redemption or printing of the Bonds.

Holders do not have the right to demand the printing of definitive Bonds and Coupons. If UBS AG deems the printing of definitive Bonds to be necessary or if, under Swiss or foreign law, the enforcement of obligations of the Issuer can only be ensured by means of definitive Coupons, e.g., in the case of bankruptcy, relief of debtors or reorganization of the Issuer, UBS AG shall provide, without any costs to Bondholders, for the printing and delivery of definitive Bonds and Coupons.

The Issuer reserves the right to reopen this issue without the consent of the Bondholders by the issue of additional Bonds which will be fungible with the Bonds (i.e., identical especially in respect of the Terms of the Bonds, security number, final maturity and interest rate). The term "Bonds" shall, in the case of such issue, also comprise such additionally issued Bonds.

2. Interest

The Bonds bear interest from 11 October 2005 to 11 October 2017 at the rate of 2.125 % per annum, payable annually in arrears on 11 October of each year (the "Interest Payment Date"). For this purpose, each Bond is furnished with annual Coupons, the first of which will become due and payable on 11 October 2006.

Interest is computed on the basis of twelve 30-day months of a 360-day year.

Bonds repaid (as per Subsection 3.1) or redeemed (as per Subsection 3.2) shall cease to carry interest from the beginning of the day on which they become due for redemption or repayment.

If an Interest Payment Date (other than the Maturity Date as defined in Section 3 below) would otherwise be a day that is not a Business Day (as defined below), such Interest Payment Date will be the next succeeding day that is a Business Day. If the Maturity Date falls on a day that is not a Business Day, the payment of principal and interest will be made on the next succeeding Business Day, and no interest shall accrue for the period from and after such Maturity Date.

"Business Day" means any day (1) on which SIS is open for business, and (2) on which commercial banks are open for domestic business and foreign exchange (including dealings in Swiss francs) during the entire day in Zurich, Switzerland.

3. Redemption, Repurchase and Cancellation

3.1 Final Repayment

Unless previously redeemed (as per Subsection 3.2) the Issuer shall repay all outstanding Bonds at 100% of their principal amount (hereinafter called "Final Redemption Value") without further notice on 11 October 2017 (the "Maturity Date").

3.2 Redemption for Tax Reasons

The Bonds may be redeemed for tax reasons prior to the Maturity Date as provided in Section 6 hereof.

3.3 Purchase and Cancellation

The Issuer and any of its subsidiaries may at any time purchase Bonds, in the open market or otherwise. Any purchase shall be made in accordance with applicable laws or regulations, including (without limitation) applicable stock exchange regulations. The Bonds so purchased, while held by or on behalf of the Issuer or any of its subsidiaries, shall not entitle their Holder to vote at any meetings of the Bondholders and shall not be deemed to be outstanding for the purposes of calculating quorums at meetings of the Bondholders pursuant to Section 17.

Any Bonds purchased by the Issuer or any of its subsidiaries may be held, resold or surrendered to UBS AG for cancellation.

4. Transfer of Funds by the Issuer

The amounts required for the servicing of the Bonds or Coupons will be made available in good time for each due date in Swiss francs which will be placed at the free disposal of UBS AG, as Principal Paying Agent, on behalf of the Bondholders and/or Couponholders.

The Issuer shall pay without costs for the Bondholders and Couponholders, under all circumstances and notwithstanding any future transfer restrictions, irrespective of nationality or domicile of the Bondholders or Couponholders and without requiring any affidavit or the fulfillment of any other formality, except as required by law, any sums due pursuant to the Terms of the Bonds in freely disposable Swiss francs, outside of any bilateral or multilateral payment or clearing agreement which may exist on the due dates between the Netherlands and Switzerland, to UBS AG which shall act for this purpose as representative of the Bondholders and Couponholders.

The receipt by UBS AG of the funds from the Issuer shall release the Issuer from its obligations under the Bonds and Coupons for the payment of interest and principal plus premium, if any, to the extent of receipt of such payment. Upon receipt of the funds and under the same conditions as received, UBS AG will arrange payment to the Bondholders and Couponholders.

5. Payments of Funds to the Bondholders and Couponholders

Interest and principal will be paid against surrender of the Bonds and Coupons, as the case may be, in the lawful money of the Confederation of Switzerland without any charges at all offices in Switzerland of any of the following banks (the "Paying Agents"):

UBS AG

ABN AMRO Bank N.V., Amsterdam, Zurich Branch
Bank Julius Baer & Co. Ltd.
Bank Sarasin & Co. Ltd
Bank Vontobel AG
Basler Kantonalbank
Bayerische Hypo- und Vereinsbank Aktiengesellschaft, Munich, Zurich Branch
BNP PARIBAS (SUISSE) SA
Credit Suisse
PICTET & CIE
Swiss Union of Raiffeisen Banks

If printed, definitive Bonds must be presented and surrendered for payment at one of the above offices with all unmatured Coupons attached, if any. The total value of missing Coupons shall be deducted from the principal amount of the Bonds payable, but such Coupons shall be paid on presentation until such time as they become time-barred by virtue of the Statute of Limitations in accordance with Swiss law.

If, at any time during the life of the Bonds, UBS AG shall resign or become incapable of acting as Principal Paying Agent or shall be adjudged bankrupt or insolvent, UBS AG may be substituted as Principal Paying Agent by a duly licensed major Swiss bank or Swiss branch of a major foreign bank chosen by the Issuer. In the event of any replacement of UBS AG as Principal Paying Agent, all references to UBS AG shall be deemed to refer to such replacement. Notice of appointment of any substitute Principal Paying Agent shall be published in accordance with Section 14 of the Terms of the Bonds.

If the due date of any amount of principal or interest of any Bond or Coupon to be physically surrendered or presented for payment is not a Business Day (as defined in Section 2) in the place where the relevant Bond or Coupon, as the case may be, is physically surrendered or presented then the holder of such Bond or Coupon who physically surrenders or presents the Bond or Coupon on the next following Business Day in such place will not be entitled to any further interest or other payment in respect of any such delay.

6. Taxation

6.1 Payment of Additional Amounts

All payments of principal and interest on the Bonds by the Issuer to the Principal Paying Agent will be made without deduction or withholding for or on account of any present or future taxes, duties or governmental charges of any nature whatsoever imposed, levied or collected by or in or on behalf ot the Netherlands or by or on behalf of any political subdivision or authority therein having power to tax (hereinafter together called ("Withholding Taxes"), unless such deduction or withholding is required by law.

In the event that any Withholding Taxes on any such payments to the Principal Paying Agent must be withheld at source by the Issuer, the Issuer shall pay such additional amounts ("Additional Amounts") as may be necessary in order that the net amounts received by the Bondholders after such deduction or withholding shall equal the respective amounts of principal and interest which would have been receivable in respect of the relevant Bonds and/or Coupons in the absence of such deduction or withholding. No such Additional Amounts shall, however, be payable on account of any taxes, duties or governmental charges which:

a) are payable otherwise than by deduction or withholding from payments of principal or interest under these Terms of the Bonds; or

b) are payable by reason of the Bondholder having, or having had, some personal or business connection with the Netherlands and not merely by reason of the holding of the Bond or Coupon; or

c) are payable by reason of a change in law that becomes effective more than 30 days after the relevant payment of principal or interest becomes due, or is duly provided for and notice thereof is published in accordance with Section 14, whichever occurs later.

d) no such additional amounts are payable where such deduction or withholding is imposed on a payment to an individual and is required to be made pursuant to the Council Directive on taxation of savings income in the form of interest payments or the equivalent measures that Switzerland and/or Liechtenstein have agreed upon their negotiations with the EU Council because of this Directive or any law implementing or complying with, or introduced in order to conform to that Directive.

6.2 Early Redemption for Tax Reasons

If, as a result of any change in, or amendment to, the laws or regulations prevailing in the Netherlands, which change or amendment becomes effective on or after 11 October 2005, or as a result of any application or official interpretation of such laws or regulations not generally known before that date, Withholding Taxes are or will be liable on payments by the Issuer to the Principal Paying Agent of principal or interest in respect of the Bonds which cannot be avoided and, by reason of the obligation to pay Additional Amounts as provided in paragraph 1 hereof, such Withholding Taxes are to be borne by the Issuer, the Issuer may redeem the Bonds in whole,

but not in part, at any time, on giving not less than 60 days notice, at the Final Redemption Value, together with interest accrued to the date fixed for redemption. No such notice of redemption shall be given earlier than 90 days prior to the earliest date on which the Issuer would be obliged to withhold or pay Withholding Taxes were a payment in respect of the Bonds or Coupons then made.

Any such notice shall be given by publication in accordance with Section 14. It shall be irrevocable, must specify the date fixed for redemption and must set forth a statement in summary form of the facts constituting the basis for the right of the Issuer so to redeem.

7. Status and Negative Pledge Clause

7.1 Status

The Bonds constitute unsecured and unsubordinated obligations of the Issuer ranking pari passu among themselves and with all other present or future unsecured and unsubordinated obligations of the Issuer, save for those preferred by mandatory provisions of law.

7.2 Negative Pledge Clause

So long as any of the Bonds remain outstanding, the Issuer undertakes not to secure any of its other indebtedness, whether present or future, which is both (a) represented by bonds, notes or other securities which have an initial life exceeding two years and which are for the time being, or are intended to be, quoted, listed, ordinarily dealt in or traded on any stock exchange or over-the-counter or other similar securities market and (b) not Domestic Indebtedness.

In this Condition 7.2, "Domestic Indebtedness" means the indebtedness as referred to under (a) above of the Issuer which is denominated or payable (at the option of any party) in euro unless 50 per cent. or more thereof in aggregate principal amount is initially offered or sold outside the Netherlands.

8. Events of Default

UBS AG has the right but not the obligation, on behalf of the Bondholders, to declare all the outstanding Bonds, plus accrued interest to the date of such payment, to be immediately repayable at their par value in case of:

a) non-payment of the principal of any of the Bonds as and when the same shall become due and payable and such default continues for a period of 30 days; or

b) non-payment of interest on or additional amounts payable under Section 6 on any of the Bonds as and when the same become due and payable and such default continues for a period of 30 days; or

c) failure on the part of the Issuer duly to observe or perform any other covenants or obligations under the Agreement or the Terms for a period of 15 days after the date on which written notice by UBS AG of such failure, requiring the Issuer to remedy the same, shall have been sent to the Issuer; or

d) any other indebtedness of the Issuer or any Material Subsidiary (as defined in the Section 9) either (i) becomes due and payable, exceeding Euro 35,000,000 or its counter-value prior to the due date for payment thereof by reason of default by the Issuer or a Material Subsidiary; or (ii) is not repaid at maturity as extended by the period of grace, if any, applicable thereto, or any guarantee or indemnity given by the Issuer or any Material Subsidiary in respect of indebtedness of any person is not honoured when due; or

e) the Issuer or any Material Subsidiary shall generally not pay its debts as they become due, or shall admit in writing its inability to pay its debts, or shall make general assignment for the benefit of creditors; or

f) the Issuer or any Material Subsidiary shall commence any case, proceeding or other action or any case, proceeding or other action shall be commenced against the Issuer or any Material Subsidiary

(which results in the entering of an order for relief against one of them which is not fully stayed within 30 days after the entering thereof or remains undismissed for a period of 30 days) seeking arrangement, adjustment, bankruptcy, dissolution or composition of any one of them or of the debts of any one of them under any law relating to bankruptcy, insolvency or relief of debtors, or seeking appointment of a receiver, trustee, custodian or other similar official for any one of them or for all or any substantial part of the property of any one of them; or

g) the Issuer or any Material Subsidiary respectively shall take any corporate action to authorise any of the actions set forth above in paragraphs e) and f).

9. Sale or Transfer of Assets, Reorganisation, Liquidation or Merger

In case of:

a) sale or transfer of all or a substantial part of the assets of the Issuer or of a Material Subsidiary or liquidation or merger of a Material Subsidiary (for this purpose, a part of the assets shall be deemed to be substantial if, when aggregated with all previous disposals after the Payment Date of this Issue taken into account under the subparagraph, the value thereof amounts to 10 per cent, or more of the gross assets of such entity determined by reference to the latest available audited unconsolidated balance sheet of such entity); or

b) reorganization or the Issuer or a Material Subsidiary, unless in the opinion of UBS AG such reorganization includes adequate protection of the Bondholders; or

c) liquidation or merger of the Issuer, unless (i) the successor company (if any) assumes all obligations of the Issuer; and (ii) the ratio of Consolidated Equity of the successor company to consolidated total assets shall not be less than that before such liquidation or merger,

UBS AG has the right, but not the obligation, to declare on behalf of the Bondholders, all outstanding Bonds plus accrued interest, to be immediately payable at par 30 days after receipt of a written notice addressed to the Issuer by UBS AG.

"Subsidiary" means a corporation a majority of the outstanding voting stock of which is owned, directly or indirectly, by the Issuer or by one or more other Subsidiaries.

"Material Subsidiary" means any Subsidiary of the Issuer whose net profits after tax but before extraordinary items or whose net assets (in each case attributable to the shareholders of the Issuer) represent 10 per cent, or more of the consolidated net profits after tax but before extraordinary items or consolidated net assets (in each case attributable to the shareholders of the Issuer) of the Issuer and its Subsidiaries. A report of the auditors of the Issuer that in their opinion a Subsidiary of the Issuer is or is not a Material Subsidiary shall, in the absence of manifest error, be conclusive and binding on all parties.

"Consolidated Equity" means the sum of:

a) the par value of the outstanding capital stock of all classes; plus

b) the amount of the consolidated surplus, whether capital or earned; plus

c) that minority portion of consolidated subsidiaries, if any, which for accounting purposes is consolidatable pursuant to general accepted accounting principles and practices in the relevant jurisdiction.

10. Replacement of Issuer

The Issuer may, without the consent of the Holders, at any time substitute for itself in respect of all rights and obligations arising under or in connection with the Bonds, any non-Swiss issuer of which 90 % or more of the shares carrying voting rights are directly or indirectly held by the Issuer (the "New Issuer"), provided that:

a) the New Issuer is in the opinion of UBS AG in a position to fulfil all payment obligations arising from or in connection with the Bonds and Coupons in freely convertible and transferable legal tender of Switzerland without any need to deduct or withhold any taxes or duties at source and to transfer without restriction all amounts required to be paid under the Bonds and Coupons to UBS AG and the

interests of the holders of Bonds and/or Coupons are adequately protected in the opinion of UBS AG;

b) the New Issuer has obtained to this effect all necessary authorisations of the country of its domicile or its deemed residence for tax purposes; and

c) the Issuer has issued its irrevocable and unconditional guarantee as per Art. 111 of the Swiss Federal Code of Obligations in respect to the obligations of the New Issuer under the Bonds and Coupons in form and content satisfactory to UBS AG.

Any substitution shall be published in accordance with Section 14.

In the event of such substitution, any reference in the Agreement and Annexes and Terms of the Bonds to the Issuer shall be deemed to refer to the New Issuer and any reference to the Netherlands (as far as made in connection with the Issuer) shall be deemed to refer to the country in which the New Issuer has its domicile or is deemed resident for tax purposes.

11. Replacement of Bonds, Couponssheets and Coupons

If printed, Bonds, Couponssheets or Coupons which are mutilated, lost or destroyed may be replaced at the office of UBS AG in Zurich against payment by the holder of the respective Bonds, Couponssheets or Coupons at such costs as may be incurred in connection therewith and on such terms as to evidence and guarantee as the Issuer and UBS AG may require and, in the case of mutilation, upon surrender of the mutilated Bonds, Couponssheets or Coupons.

12. Listing

Application will be made for the admission and listing of the Bonds on the main segment of SWX.

The Issuer will use reasonable endeavors to have the Bonds listed on SWX and to maintain such listing during the whole life of the Bonds.

13. Prescription

Claims for payment of principal and interest, respectively, cease to be enforceable by legal action in accordance with the applicable Statute of Limitations (presently after 10 years (in the case of principal) and 5 years (in the case of interest) from their relevant due dates).

14. Notices

All notices regarding the Bonds and/or the Coupons shall be published by UBS AG electronically on the website www.swx.com in accordance with the rules and regulations of SWX.

All notices to the Issuer by any Bondholder or Couponholder shall be transmitted through UBS AG exclusively.

15. Applicable Law and Jurisdiction

The Bonds and Coupons are governed by Swiss law.

Any dispute which might arise between the Bondholders and Couponholders on the one hand and the Issuer on the other hand regarding the Bonds or the Coupons shall fall within the jurisdiction of the ordinary courts of justice of the Canton of Zurich, place of venue being the City of Zurich.

Solely for that purpose and for the purpose of the performance and enforcement of its obligations under these Terms of the Bonds, the Bonds and Coupons in Switzerland, the Issuer elects legal and special domicile (including pursuant to Article 50 of the Swiss Federal Act on Debt Enforcement and Bankruptcy) at the offices of UBS AG, Zurich, and appoints UBS AG as its agent for service of process. UBS AG shall forthwith notify the Issuer of any communication received under this Section.

The Bondholders and Couponholders are also at liberty to enforce their rights and to take legal action

against the Issuer before the competent courts of the Netherlands, in which case Swiss law shall be applicable with respect to the Bonds or Coupons.

16. Currency Indemnity

If any payment obligation of the Issuer in favor of the Bondholders or Couponholders has to be changed from Swiss francs into a currency other than Swiss francs (to obtain a judgment, execution or for any other reason) the Issuer undertakes, as a separate and independent obligation, to indemnify the Bondholders or Couponholders for any shortfall caused by fluctuation of the exchange rates applied for such conversions.

17. Bondholders' Meeting

17.1 UBS AG or the Issuer may at any time convene a meeting of the Bondholders (a "Bondholders' Meeting").

In case of any event mentioned in Section 8 above, holders of Bonds who wish that a Bondholders' Meeting should be convened and who represent Bonds in the aggregate principal amount of at least 10 % (ten percent) of the aggregate principal amount then outstanding and who are entitled to vote in accordance with Subsections 17.5 and 17.7 below may at any time require UBS AG to convene a Bondholders' Meeting, which shall convene such a meeting as soon as practicably possible upon receipt of such request.

17.2 A Bondholders' Meeting may consider any matter affecting the interests of the Bondholders (other than matters on which UBS AG has previously exercised its rights contained in Section 18 below), including any modification of or arrangement in respect of the terms and conditions of the Bonds and Coupons.

17.3 Notice convening a Bondholders' Meeting shall be given at least 20 days prior to the proposed date thereof. Such notice shall be given by way of one announcement in accordance with Section 14 above, at the expense of the Issuer. It shall state generally the nature of the business to be transacted at such meeting. If an Extraordinary Resolution (as defined below) is being proposed, the wording of the proposed resolution or resolutions shall be indicated. The notice shall specify the day, hour and place of the meeting and also the formal requirements referred to in Subsection 17.5 below. The Issuer and the Paying Agents will each make a copy of such notice available for inspection of the Bondholders during normal business hours at each of their respective head offices.

Notice of any resolution passed at a Bondholders' Meeting will be published by UBS AG on behalf and at the expense of the Issuer in compliance with Section 14 above not less than 10 days after the date of the meeting. Non-publication of such notice shall not invalidate such resolution.

17.4 All Bondholders' Meetings shall be held in Zurich. A chairman (the "Chairman") shall be nominated by UBS AG in writing. If no person has been so nominated or if the nominated person shall not be present at the Bondholders' Meeting within 30 minutes after the time fixed for holding the meeting, the Bondholders present shall choose one of their number to be the Chairman.

The Chairman shall lead and preside over the Bondholders' Meeting. Among others, it shall be his duty to determine the presence of persons entitled to vote and to inquire if the necessary quorum (as set forth below) is present. He shall instruct the Bondholders as to the procedure of the Bondholders' Meeting and the resolutions to be considered.

In the case of any equality of votes, the Chairman shall have a casting vote.

A declaration by the Chairman that a resolution has been carried or carried by a particular majority or rejected or not carried by a particular majority shall be conclusive evidence of the fact without proof of the number or proportion of the votes recorded in favor of or against such resolution.

17.5 Each person who produces a Bond or a certificate by a Manager in respect of such Bond relating to that Bondholders' Meeting is entitled to attend and to vote on the resolutions proposed at such Bondholders' Meeting. Couponholders are not entitled to attend or vote at Bondholders'

meetings. Said certificate shall be dated before the date of the Bondholders' Meeting and confirm that the Bond is deposited with the Manager and will remain deposited with it until and including the date of the Bondholders' Meeting and that it has not issued any other such certificate with respect to such Bond.

17.6 The quorum necessary in order to vote on resolutions proposed at a Bondholders' Meeting shall be persons entitled under Subsections 17.5 above and 17.7 below holding or representing in the aggregate percentages (or more) of the aggregate principal amount of all outstanding Bonds:

each Ordinary Resolution:	25 %
each Extraordinary Resolution:	66 %.

The terms "Ordinary Resolution" and "Extraordinary Resolution" are defined in Subsections 17.9 and 17.10 below.

If within thirty minutes after the time appointed for any Bondholders' Meeting a sufficient quorum is not present, the Meeting shall be dissolved.

17.7 Voting rights shall be determined according to the principal amount of outstanding Bonds held. Each CHF 5,000 principal amount gives right to one vote.

Bonds held by or on behalf of the Issuer or any other natural person or legal entity (aa) which directly or indirectly owns or controls more than 50 % of the equity share capital of the Issuer, or (bb) of which in the case of a legal entity more than 50 % of the equity share capital is controlled by the Issuer directly or indirectly, or (cc) where the Issuer is in a position to exercise, directly or indirectly, a control over the decisions or actions of such natural person or legal entity or representative thereof, irrespective of whether or not the latter is affiliated to the Issuer, shall not be entitled to vote at such Bondholders' Meeting.

17.8 A resolution shall be validly passed if approved by the following percentages (or more) of votes cast at a duly convened Bondholders' Meeting held in accordance with this Section 17:

each Ordinary Resolution:	51 %
each Extraordinary Resolution:	66 %

Every proposal submitted to a Bondholders' Meeting shall be decided upon by a poll.

17.9 Any resolution which is not an Extraordinary Resolution (as defined in the following Subsection) shall be deemed to be an Ordinary Resolution (an "Ordinary Resolution").

17.10 An Extraordinary Resolution (an "Extraordinary Resolution") shall be necessary to decide on the following matters at a Bondholders' Meeting:

- to postpone the maturity beyond the stated maturity of the principal of any Bond, or
- to reduce the amount of principal or premium (if any) payable on any Bond, or
- to change the date of interest payment of any Bond, or
- to change the rate of interest or the method of computation of interest of any Bond, or
- to change any provision for payment contained in the Terms of the Bonds or the place or the currency of repayment of the principal or payment of premium (if any) of any Bond or interest on any Bond, or
- to amend or modify or waive the whole or any parts of Sections 2, 6, 7, 8 or 9 above or Subsections 17.7 through 17.10, or
- to create unequal treatment between holders of Bonds of the same class of an issue, or
- to convert the Bonds into equity, or
- to change the choice of law and the jurisdiction clause contained in Section 15 above.

The above-mentioned list of issues for which an Extraordinary Resolution shall be necessary is exclusive.

17.11 Any resolution approved at a Bondholders' Meeting held in accordance with this Section 17 shall be conclusive and binding on all present or future Bondholders whether present or not, and on all Couponholders.
Minutes of all resolutions and proceedings at a Bondholders' Meeting shall be prepared and signed by the Chairman pursuant to Section 17.4 above.

17.12 If no Bondholder or an insufficient number of Bondholders shall attend a Bondholders' Meeting, the right to decide on an early repayment of the Bonds or any other measures to protect the interests of the Bondholders shall revert to the absolute discretion of UBS AG. Any such decision of UBS AG shall be final and binding upon the Issuer and the Bondholders and Couponholders. Notice of any such decision shall be published in accordance with Section 14 above.

18. Amendment to the Terms of the Bonds

The Terms of the Bonds may be amended from time to time by the agreement between the Issuer and UBS AG on behalf of the Bondholders and Couponholders, provided that in the sole opinion of UBS AG such amendment is of a formal, minor or technical nature, is made to correct a manifest error or is not materially prejudicial to the interests of the Bondholders and Couponholders.

Notice of any such amendment shall be transmitted as per Section 14 above.

Any such amendment shall be binding on the Bondholders and Couponholders in accordance with its terms.

19. Separability

If at any time any one or more of the provisions of the Terms of the Bonds is or becomes unlawful, invalid, illegal or unenforceable in any respect under any law, the validity, legality and enforceability of the remaining provisions shall not be in any way affected or impaired thereby.

GENERAL INFORMATION OF THE ISSUER

DESCRIPTION OF BUSINESS OF THE RABOBANK GROUP

General

The Rabobank Group is one of the largest banking organisations in the Netherlands and the largest mortgage lending and savings organisation in the Netherlands by market share. We are one of the 25 largest banking institutions in the world in terms of assets and Tier I capital. We offer a broad range of financial, insurance and asset management services across retail, corporate and commercial sectors, both domestically and internationally. The Rabobank Group has the highest credit ratings awarded by the international rating agencies Moody's (Aaa since 1986) and Standard & Poor's (AAA since 1985). On a consolidated basis, our total assets were € 475 billion at December 31, 2004. At December 31, 2004, we had 50,216 full-time equivalent employees.

The Rabobank Group is comprised of the cooperative Rabobank Nederland, the cooperative local Rabobanks, which are members of Rabobank Nederland and are also licensed credit institutions, and Rabobank Nederland's specialised subsidiaries. We had 288 local Rabobanks and 1,299 branches located throughout the Netherlands at December 31, 2004. The local Rabobanks are themselves cooperative entities that draw all of their members from their customers. See "The Rabobank Group Structure".

Rabobank Nederland, the local Rabobanks and certain subsidiaries in the Rabobank Group are linked through a "Cross-Guarantee System". The Cross-Guarantee System provides for intra-Group credit support among Rabobank Nederland, all local Rabobanks and certain of our subsidiaries that are the other participating institutions. Under the Cross-Guarantee System, the participants are liable for making funds available to cover the other participants' shortfall in funds needed to meet their financial obligations. See "The Rabobank Group Structure – The Cross-Guarantee System".

The various entities within the Rabobank Group comprise a network of "competence centres" which provide financial services and products to the local Rabobanks and to each other. This networked expertise allows us to respond actively to the growing demand from business clients and private individuals for a balanced package of financial services and products. We therefore seek to combine the best of two worlds: the local presence of the local Rabobanks and the expertise and scale of a large organisation. The underlying purpose of Rabobank Nederland's cooperative structure is to provide high quality services and products to its customers at reasonable prices, while maintaining the financial stability of the Rabobank Group.

Historically, we engaged primarily in lending to the agricultural and horticultural sectors in the Dutch market. Since the 1990s, we have also offered a wide variety of commercial banking and other financial services not only in the Netherlands but also internationally. As part of an ongoing programme, we have increased both the number and type of products and services available to our customers in order to diversify from a traditional savings and mortgage-based business to be a provider of a full range of financial products and services, both in the Netherlands and internationally. To this end we pursue an "Allfinanz" concept, meaning that we provide an integrated range of financial services comprised primarily of Domestic Retail Banking, Wholesale and International Retail Banking, Asset Management and Investment, Insurance, Leasing and Real Estate to a wide range of both individual and corporate customers. As part of this Allfinanz strategy, we focus on operations that produce fee-based income in addition to our traditional interest-based income sources.

Through Rabobank Nederland, the local Rabobanks and our specialised subsidiaries, the Rabobank Group provides services in the following six core business areas: Domestic Retail Banking, Wholesale and International Retail Banking, Asset Management and Investment, Insurance, Leasing and Real Estate. The diagram below sets forth the organisational structure of Rabobank Nederland, the local Rabobanks and the specialised subsidiaries that engage in our core business areas.

The Structure of the Rabobank Group

1.46 million members
(members of Local Rabobanks)

288 cooperative Local Rabobanks
(members of Rabobank Nederland)

Rabobank Nederland

Wholesale Banking	Local Rabobanks (Retail Banking)	Other
• Corporate Clients • Rabobank International	• Market management • Product/market entities	• Staff and Services • Rabofacet • Gilde • Obvion

Life insurance pensions, Occupational health and safety and Non-life insurance	Asset Management Investment	Leasing	Real Estate
• Interpolis	• Robeco • Schretlen • Alex	• De Lage Landen	• Rabo Vastgoed • FGH Bank

Domestic Retail Banking

We provide a variety of lending and savings services in the Netherlands through our network of local Rabobanks and their domestic offices and agencies. From January 1, 2004 through December 31, 2004, we had a market share of 25% of new home mortgages in the Dutch mortgage market (20.6% by local Rabobanks and 4.6% by Obvion N.V. ("Obvion"); source: Dutch Land Registry Office (Kadaster)). At the end of 2004, we had an 84% market share of loans and advances made by banks to the Dutch primary agricultural sector (measured by sample tests performed by ourselves). At the end of 2004, we also had a 40% market share of domestic loans to the trade, industry and services sector (i.e., small enterprises with less than 100 employees; measured by sample tests performed by ourselves). At December 31, 2004 we had a 39% market share in the Dutch savings market (source: Statistics Netherlands (Centraal Bureau voor de Statistiek)). The foregoing percentages in this paragraph should be read as percentages of the relevant Dutch market as a whole.

For the year ended December 31, 2004, our Domestic Retail Banking operations accounted for 54%, or € 1,524 million, of our operating profit before taxation[1].

Wholesale and International Retail Banking

Through Rabobank Nederland Corporate Clients ("RNCC") and Rabobank International, which includes Rabo Securities, we provide a variety of wholesale banking services, including advising on mergers and acquisitions and stock transactions, lending and providing special financing arrangements to both domestic and international corporate clients. Rabobank International is also responsible for the international retail operations. For the year ended December 31, 2004, our Wholesale and International Retail Banking operations accounted for 32%, or € 908 million, of our operating profit before taxation[1].

[1] As the Rabobank Group conducts more activities than the six core business areas, the gross operating profits of the six core business areas do not add up to 100% of consolidated operating profit before taxation.

Rabo Securities N.V. has merged into Rabobank Nederland as per July 1, 2005. After the merger the business of Rabo Securities will continue its activities under the name Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank International Equity Derivatives) and Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabo Securities).

Asset Management and Investment

We provide asset management, investment and private banking services to private, institutional and corporate investors through a number of subsidiaries. Robeco is the competence centre for asset management services within the Rabobank Group, offering financial products and services to our Asset Management and Investment operations. Schretlen operates our private banking activities in the Netherlands and internationally.

The internet-brokerage activities are conducted under the trade name Alex. Alex provides investment services to its clients via the internet. For the year ended December 31, 2004, our Asset Management and Investment operations accounted for 7%, or € 196 million of our operating profit before taxation.

Insurance

Our insurance activities are undertaken primarily through Interpolis, in 2004 a top five non-life insurance company in the Netherlands in terms of market share. Through its subsidiaries, Interpolis provides comprehensive life and non-life insurance services to our retail, agricultural and corporate customers. For the year ended December 31, 2004, premiums from life, non-life insurance and reinsurance activities were € 2,319 million, € 1,498 million and € 195 million, respectively. Operating profit before taxation from our Insurance operations, at € 308 million, accounted for 11% of our operating profit before taxation for the year ended December 31, 2004.

Leasing

Our leasing activities are undertaken primarily by De Lage Landen. De Lage Landen provides factoring and leasing services to corporate borrowers, mainly in the food and agribusiness, technology, healthcare and banking industries. At December 31, 2004, De Lage Landen had a loan portfolio of approximately € 13.0 billion. Operating profit before taxation from our Leasing operations, at € 212 million, accounted for 8% of our operating profit before taxation for the year ended December 31, 2004.

Real Estate

We provide a variety of real estate services to institutional and corporate clients through our Rabo Vastgoed entity and FGH Bank, which we acquired in October 2003. Rabo Vastgoed is our real estate project development and finance arm and FGH Bank specialises in commercial real estate financing. For the year ended December 31, 2004, our Real Estate operations accounted for 3%, or € 85 million, of our operating profit before taxation.

Recent Developments

Eureko

On 21 September 2005 Rabobank Nederland and Eureko signed the Merger Agreement resulting from the Letter of Intent of 27 April 2005. It was agreed that Interpolis, the insurance operation of Rabobank, will merge with Achmea, the Netherlands' operation of Eureko, in consideration of which, Rabobank will increase its current 5 percent shareholding in Eureko with 32 percent to 37 percent. In addition, there will be a further exchange of members at the Supervisory Boards. The co-operation between Rabobank and Eureko creates the largest insurance group in the Dutch market.

Effectenbank Stroeve

In July 2005 Rabobank sold Effectenbank Stroeve to Kredietbank Luxembourgeoise.

Expansion of activities in Brazil

In April 2005 Rabobank announced to strengthen its position in Brazil substantially.
Rabobank International is to establish a separate division that will provide financing (in US dollars) to the top of

the country's farming community. For this purpose, 25 offices in the key agricultural states of Brazil will be opened. The portfolio of agricultural loans in Brazil is expected to rise as a result to nearly US$2 billion in the years ahead.

Merger between Rabobank Nederland and Rabo Securities N.V.

On 1 July 2005 Rabo Securities N.V. and Rabobank Nederland merged. Rabo Securities will operate its activities under the names Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank International Equity Derivatives) and Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabo Securities).

Sekerbank

In July 2005 Rabobank signed an agreement to acquire a 51% interest in Sekerbank against a consideration of 109 million. After acquiring this interest Rabobank intends to further expand its interest in Sekerbank by means of a public tender offer.

Gilde Investment Management

Gilde Investment Management, the investmentcompany if the Gilde companies, was sold to its management on 1 August 2005. The sale does not affect the participations in the Gilde funds which are held by Rabobank.

Certain information on important Group companies

Robeco Groep N.V.

Robeco has its statutory seat in Rotterdam, the Netherlands. The objects of Robeco are the provision of investment management services, financial services and acting as a holding and financing company. Its issued and fully paid up share capital amounts to € 4,537,803 (4,537,803 shares with a nominal value € 1 each) as of December 31, 2004. Rabobank Nederland's share in its issued capital is 100 per cent. Robeco's net result in 2004 was € 145.5 million, corresponding to € 32.06 per share. As at December 31, 2004, Rabobank Nederland's liabilities to Robeco amounted to € 424 million (bonds), € 364 million (current account), nil (professional securities transactions) and € 250 million (loans/deposits). Rabobank Nederland's claims on Robeco as at December 31, 2004 amounted to € 249 million (loans) and € 253 million (current account).

De Lage Landen International B.V.

De Lage Landen has its statutory seat in Eindhoven, the Netherlands. The object of De Lage Landen is the provision of factoring and vendor lease services. Its issued share capital amounts to € 132,716,527. Rabobank Nederland's share in its issued share capital is 100 per cent. De Lage Landen's net profit in 2004 was € 139.7 million corresponding to € 644,004.61 per share. In 2004, De Lage Landen did not declare a dividend. As at December 31, 2004, Rabobank Nederland's liabilities to De Lage Landen amounted to € 804 million. As at December 31, 2004 Rabobank Nederland's claims on De Lage Landen amounted to € 10,329 million (loans and current account). All liabilities of De Lage Landen are guaranteed (via the cross guarantee system) by Rabobank Nederland and the other participants of this system.

THE RABOBANK GROUP STRUCTURE

Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), having its statutory seat in Amsterdam, is a cooperative entity formed primarily as a result of the merger of the two largest banking cooperative entities in the Netherlands on December 22, 1970. A cooperative under Dutch law has members and has the statutory objective to provide for certain material needs of its members. Rabobank Nederland is registered with the Trade Register of the Chamber of Commerce in Amsterdam, the Netherlands under number 30046259 and our executive offices are located at Croeselaan 18, 3521 CB Utrecht, the Netherlands. Our telephone number is +31 (0)30 2160000.

Membership in Rabobank Nederland is open only to cooperative banks whose articles of association have been approved by Rabobank Nederland. Upon obtaining membership, Rabobank Nederland issues a number of shares (par value € 455 each), the number of which is dependent upon the local Rabobank's balance sheet total. Since 1995, no new shares have been issued. The shares are fully paid up on issuance and are not permitted to be pledged, given in usufruct, or otherwise encumbered, alienated or transferred. The articles of association provide that shares may be issued only pursuant to a resolution of the General Meeting proposed by Rabobank Nederland's Executive Board and approved by its Supervisory Board.

Influence and control of the local Rabobanks with respect to Rabobank Nederland are exercised directly or indirectly via representation on two bodies, the Central Delegates Assembly and the General Meeting.

The General Meeting is the body through which all local Rabobanks, as members of Rabobank Nederland, can exercise direct control. The General Meeting deals with important issues, such as the adoption of the financial statements, amendments to the Articles of Association and regulations, and the appointment of members of the Supervisory Board.

The members of the Central Delegates Assembly are the board members of the various Regional Delegates Assemblies ("kringen") which consist of members ("leden") of Rabobank Nederland, the local Rabobanks.

The powers of the Central Delegates Assembly include, amongst other, the establishment of rules that all member banks must comply with and the right to approve the annual plan and the budget of Rabobank Nederland insofar as this concerns the business of the member banks. The outcome can influence Rabobank Nederland's policy. Furthermore, the Central Delegates Assembly has substantive discussions which mainly concern the business of the local Rabobank.

In certain circumstances, Rabobank Nederland may repurchase its shares from the local Rabobanks. Pursuant to the articles of association, each local Rabobank is obliged, by virtue of its membership, to participate in any future issue of shares in the same proportion as the proportion which existed in the year preceding the year of issue, between its balance sheet total and the sum of the balance sheet totals of all local Rabobanks. At December 31, 2004, 1.4 million shares (for an aggregate amount of € 638 million) had been issued to the local Rabobanks.

As members of the Rabobank Nederland cooperative, the local Rabobanks have certain ownership rights with respect to Rabobank Nederland. However, their position with respect to ownership cannot be compared to the position of shareholders in a corporation. Pursuant to Rabobank Nederland's articles of association, if, in the event of Rabobank Nederland's liquidation, whether by court order or otherwise, its assets should prove to be insufficient to meet its liabilities, the local Rabobanks, as members of Rabobank Nederland at the time of the liquidation as well as those who ceased to be members in the year prior to the liquidation, shall be liable for the deficit in proportion to their respective last adopted balance sheet totals. If it should prove impossible to recover the share of one or more liable members or former members in the shortfall, the remaining liable parties shall be liable in the same proportion for the amount not recovered. Under the articles of association of Rabobank Nederland, the total amount for which members or former members are liable shall never exceed 3% of its last adopted balance sheet total. However, this limitation of liability under the articles of association of Rabobank Nederland does not affect the liability of the local Rabobanks under the Cross-Guarantee System and their liability under the compensation agreements, referenced below.

Rabobank Nederland's functions within the Rabobank Group can be broadly divided into three areas. First, it negotiates rights in the name of the local Rabobanks and enters into commitments on their behalf, provided that such commitments have the same implications for all local Rabobanks (for instance, the entering into collective labour agreements on behalf of the local Rabobanks). Second, Rabobank Nederland is entrusted with the supervision of the local Rabobanks pursuant to the provisions of the Act on the Supervision of the Credit System 1992 *(Wet toezicht kredietwezen 1992)*. In this capacity, it acts as a "central bank" to the local Rabobanks. Finally, Rabobank Nederland operates its own banking business, both complementary to and independent of the business of the local Rabobanks and is the holding company of the specialised subsidiaries.

The local Rabobanks are organised as cooperative entities under Dutch law and draw all of their members from their customers. Through mergers the number of local Rabobanks has decreased from 328 at December 31, 2003 to 288 at December 31, 2004. At December 31, 2004, the local Rabobanks had approximately 1.46 million members, an increase of approximately 300,000 members from the previous year. Members of the local Rabobanks do not make capital contributions to the local Rabobanks and are not entitled to the equity of the local Rabobanks. Members are not liable for any obligations of the local Rabobanks.

The Cross-Guarantee System

Rabobank Group consists of the local Rabobanks, their central organisation Rabobank Nederland and its subsidiaries and other affiliated entities.

Through their mutual financial association, various Rabobank Group units make up a single organisation. Between these legal entities a liability relationship exists as referred to in Section 12 of the Act on the Supervision of the Credit System 1992 *(Wet toezicht kredietwezen 1992)*. This relationship is formalised in an

internal 'cross-guarantee' system, which stipulates that if a participating institution has insufficient funds to meet its obligations towards its creditors, the other participants are bound towards that institution to supplement that institution's funds in order to enable it to fulfill its obligations towards its creditors. Participating entities within the Rabobank Group are Rabobank Nederland, the local Rabobanks, De Lage Landen International B.V., De Lage Landen Financiering B.V., De Lage Landen Trade Finance B.V., De Lage Landen Financial Services B.V., Schretlen & Co N.V. and Rabohypotheekbank N.V. For regulatory and financial reporting purposes, Rabobank Nederland and the local Rabobanks, as well as the participating subsidiaries are treated as one consolidated entity.

403 Declaration

Rabobank Nederland has assumed liability for the debts arising from legal transactions of a number of other Rabobank Group companies under Section 2:403 of the Dutch Civil Code.

Compensation Agreements

The local Rabobanks are also parties to several compensation agreements whereby shortfalls of local Rabobanks with respect to equity, profitability, loan loss reserves and due to financing losses are financed by charging all other local Rabobanks. In effect, the system interlinks the reserves of the local Rabobanks. In connection therewith, the articles of association of each of the local Rabobanks provide that any surplus balance on the profit and loss account shall be allocated to the general reserve (the "other reserves" according to article 2:373, paragraph 1 sub f Dutch Civil Code), although each local Rabobank can, up to a limit, choose to allocate a portion to causes of local or general interest. The articles of association of each local Rabobank further provide that reserves shall on no account be distributed to the members of the local Rabobank, including upon liquidation.

Under the intra-group credit support system, including the Cross-Guarantee System, local Rabobanks effectively first cover each other's shortfalls, before Rabobank Nederland or any of the other entities become involved.

Rabobank Nederland's "Central Bank" Activities

Capital Adequacy and Liquidity

The Cross-Guarantee System operates in concert with the regulatory and administrative oversight of the local Rabobanks by Rabobank Nederland. Notwithstanding the fact that Rabobank Nederland is supervised by the Dutch Central Bank on a consolidated basis, based on the law (section 12 of the 1992 Act on the Supervision of the Credit System *(Wet toezicht kredietwezen 1992))* Rabobank Nederland has the responsibility for ensuring compliance by the local Rabobanks with the Dutch Central Bank's capital adequacy and liquidity regulations. The Dutch Central Bank's capital adequacy regulations are intended to preserve a bank's ability to withstand loan losses and other business risks through reserves and retained earnings. The internal standards actually applied by Rabobank Nederland, however, are more conservative than the regulations promulgated by the Dutch Central Bank. This policy partly reflects the fact that local Rabobanks, which cannot raise new capital by the issue of shares, can only grow and maintain an appropriate ratio of reserves to total liabilities by making profits. Any local Rabobank whose ratio of reserves to total liabilities fails to meet internal solvency standards is subject to stricter supervision by Rabobank Nederland. In particular, Rabobank Nederland may restrict such local Rabobank's authority to make lending decisions within the Rabobank Group lending limits.

The local Rabobanks are permitted to have accounts only with Rabobank Nederland, which is the sole outlet for each local Rabobank's excess liquidity and acts as treasurer to the local Rabobanks. Each local Rabobank is also required by Rabobank Nederland to keep a certain portion of its own deposits on current account with Rabobank Nederland.

GOVERNANCE OF THE RABOBANK GROUP

Board of Management

Rabobank Nederland has a Supervisory Board and an Executive Board. The Supervisory Board *(raad van commissarissen)* of Rabobank Nederland consists of at least seven persons and is responsible for monitoring Rabobank Nederland's policy, compliance with applicable legislation and its articles of association and examining and reporting to the General Meeting on the annual statement of accounts. On the recommendation of the Supervisory Board the General Meeting appoints the Rabobank Group's external auditor, whose statement on accounts is also submitted to the General Meeting. Members of the Supervisory Board are, on the recommendation of the Supervisory Board, appointed by the General Meeting. The total remuneration of the members of the Supervisory Board amounted to € 1.2 million in 2004.

The Executive Board *(raad van bestuur)* of Rabobank Nederland consists of at least two members. The number of members is determined by the Supervisory Board. The members are appointed by the Supervisory Board and may be suspended and removed by the Supervisory Board. The Executive Board prepares and executes Group strategy and has responsibility for the appointment, suspension and removal of general managers of Rabobank Nederland and the management of Rabobank Nederland, which includes, under the approval of the Supervisory Board, the authorisation of debenture issues of Rabobank Nederland. The Executive Board is responsible for the compilation of the annual statement of accounts for adoption by the General Meeting and the recommendation of the profit appropriation to Rabobank Nederland's members. At present, the Executive Board consists of six persons. Bert (H.) Heemskerk is the Chairman of the Executive Board of Rabobank Nederland. The total remuneration of the members of the Executive Board amounted to € 10.0 million in 2004.

No individual may be a member of both Rabobank Nederland's Supervisory Board and Rabobank Nederland's Executive Board. No member of the Supervisory Board is permitted to belong to the staff of Rabobank Nederland, a local Rabobank or any institution affiliated with Rabobank Nederland, nor is a member of the Supervisory Board permitted to belong to the Supervisory Board, the Executive Board or the board of directors of a local Rabobank. No member of the Executive Board is permitted to hold office with, or be employed by, any local Rabobank. The members of the Supervisory Board and the Executive Board cannot hold any office with a credit institution within the meaning of the Act on the Supervision of the Credit System 1992 which is not in any way affiliated with Rabobank Nederland.

The following persons, all of whom are resident in the Netherlands except Mr. Berndsen who is resident in Belgium, are appointed members of the Supervisory Board and the Executive Board of Rabobank Nederland.

Supervisory Board of Rabobank Nederland

Name	***Born***	***Year Appointed[2)]***	***Term Expires***	***Nationality***
Lense (L.) Koopmans, Chairman	1943	2002	2009	Dutch
Leo (L.J.M.) Berndsen	1942	2002	2009	Dutch
Teun (T.) de Boon	1941	2002	2008	Dutch
Bernard (B.) Bijvoet	1940	2002	2008	Dutch
Sjoerd (S.E.) Eisma	1949	2002	2008	Dutch
Marinus (M.) Minderhoud	1946	2002	2007	Dutch
Hans (J.A.A.M.) van Rossum	1948	2002	2007	Dutch
Herman (H.C.) Scheffer	1948	2002	2006	Dutch
Martin (M.J.M.) Tielen	1942	2002	2006	Dutch
Aad (A.W.) Veenman	1947	2002	2006	Dutch
Antoon (A.J.A.M.) Vermeer	1949	2002	2007	Dutch
Arnold (A.H.C.M) Walravens	1940	2004	2007	Dutch
Paul (F.M.) Overmars[3)]	1945	2005	2009	Dutch

[2)] As a result of a 2002 amendment of the management organisation of Rabobank Nederland the former supervisory council was replaced by the supervisory board due to which the appointment date for a number of supervisory directors was fixed at 2002 even though they had been previously on the supervisory council.

[3)] At the date of this Offering Circular the appointment is subject to approval by De Nederlandsche Bank.

Lense (L.) Koopmans: Professor of Economics at the University of Groningen. Chairman of the Board Stichting TBI, which wholly owns TBI Holdings (building and engineering). Chairman of the Supervisory Board of SFB Holding N.V. (social security). Chairman of the Supervisory Board of Siers Group B.V. (infrastructure). Chairman of the Supervisory Board of Burgfonds B.V. (project development). Chairman of the Supervisory Board of Arriva Nederland B.V. (regional transport). Member of the Supervisory Board of Nuon B.V. (electricity). Member of the Supervisory Board of Huntsman Holland B.V. (chemical industry). Member of the Supervisory Board of N.O.M. N.V. (Northern Development Company). Member of the Supervisory Board of Stichting TNO (Research).

Leo (L.J.M.) Berndsen: Member of the Supervisory Board of Corus Nederland B.V. (steel) (until September 29, 2005). Member of the Supervisory Board of AON Nederland (insurance).

Teun (T.) de Boon: Vice-Chairman of development institute ZOD Neere, Burkina Fasso. Senior Adviser of the Netherlands Management Corporation Programme (NMCP). Member of the Board of Directors of the Institute for Latin America.

Bernard (B.) Bijvoet: Chairman of the Supervisory Board of De Eik B.V. (grocery). Chairman of the Supervisory Board of AH Kaascentrale (dairy). Member of the Supervisory Board of Essent N.V. (electricity).

Sjoerd (S.E.) Eisma: Member of the bar in The Hague, partner at De Brauw Blackstone Westbroek N.V. Deputy Judge at the court of law in The Hague, Member of the Supervisory Board of HAL Holding N.V. (investment company). Member of the Supervisory Board of SDU N.V. Government Printing office. Member of the Supervisory Board of Grontmij N.V. Member of the Board of Directors of Directors of HAL pension fund. Member of the Board of Directors of the Anton Philips Fund. Chairman of the Supervisory Council of the Kröller-Müller Museum. Member of the Board of Stichting Steve Reich.

Marinus (M.) Minderhoud: Chairman of the Board of Directors of Vodafone International Holdings B.V. (telecom). Chairman of the Supervisory Board of Getronics (ICT). Chairman of the Supervisory Board of De Hypothekers Associatie B.V. (mortgages), Chairman of the Supervisory Board of Leydse Oranje Nassau Groep B.V., Chairman of the Supervisory Board of Quien B.V., Chairman of the Supervisory Board of Koninklijke Boskalis Westminster N.V., Member of the Supervisory Board of Nuon (electricity), Member of the Supervisory Board of Heembouw Groep B.V., Member of the Supervisory Board of Eureko-Achmea.

Hans (J.A.A.M.) van Rossum: Head of the Administration Department of the Dutch Dairy Commodity Board. Chairman of the Board of Directors Zuid-Holland Investment Fund.

Herman (H.C.) Scheffer: Senior Counsel Boer & Croon (strategy and management). Member of the Supervisory Board of the Coöperatieve Cehave Landbouwbelang (agriculture). Member of the Supervisory Board of Joint Services International N.V. (clothing). Chairman of the Supervisory Board of Bonda's Veevoederbureau B.V. (livestock feeding). Chairman of the Supervisory Board of De Drie Mollen (coffee and tea). Chairman of the Advisory Board of De Telefoongids N.V. (yellow pages).

Martin (M.J.M.) Tielen: Chairman of the Netherlands Feed Industry Association. President of the European Federation for Feed Manufacturers. Member of the European Union Evaluation Commission of the European Association of Establishment for Veterinary Education.

Aad (A.W.) Veenman: Chairman of the Executive Board of N.V. Nederlandse Spoorwegen (Dutch railways). Chairman of the Supervisory Board of Koninklijke Ten Cate N.V. (textile). Member of the Supervisory Board of TENNET B.V.

Antoon (A.J.A.M.) Vermeer: Chairman of the Board of Directors of the Southern Agriculture and Horticulture Organisation. Member of the Board of Directors of the Netherlands' Agriculture and Horticulture Organisation. Chairman of the Supervisory Board of Sovion N.V.

Arnold (A.H.C.M.) Walravens: Vice Chairman of the Supervisory Board of Eureko B.V. Member of the Board of Directors of Achmea Association. Member of the Supervisory Board of OWM Molest-risico W.A.; Member of the Board of Directors of Stichting PVF Nederland. Chairman of the Board of Achmea Re Luxembourg. Chairman of the Board of Directors of Eureko Reinsurance S.A., Luxembourg, Chairman of the Board of Directors of Eureko Re (Dublin) Ltd., Chairman of the Board of Directors of Achmea Re Management Company S.A. Luxembourg, Chairman of the Supervisory Board of Tauw Infra Consult (infrastructure consultancy). Member of the Supervisory Board of CSM N.V. (sugar). Director of MBA Studies and Member of the senate of International Executive Development Center, Bled, Slovenia. Chairman of the Supervisory Board of Wolters Kluwer Nederland B.V. (multi-media publisher).

Paul (F.M.) Overmars: Member of the Supervisory Board of Eureko-Achmea. Member of Executive Committee of Vereniging Achmea. Member of the Executive Committee of VNO-NCW (The Dutch Confederation of Netherlands Industry and Employers).

Executive Board of Rabobank Nederland

Name	Born	Year Appointed	Nationality
Bert (H.) Heemskerk, Chairman	1943	2002	Dutch
Bert (A.) Bruggink	1963	2004	Dutch
Hans (J.C.) ten Cate	1946	2000	Dutch
Piet (P.W.) Moerland	1949	2003	Dutch
Piet (P.J.A.) van Schijndel	1950	2002	Dutch
Rik (D.J.M.G.) baron van Slingelandt	1946	1996	Dutch

Bert (H.) Heemskerk: Mr. Heemskerk was appointed Chairman of the Executive Board of Rabobank Nederland as of December 1, 2002. Mr. Heemskerk was previously the Chairman of the Executive Board of F. van Lanschot Bankiers N.V. from 1991 to 2002. Before moving to F. van Lanschot Bankiers N.V., Mr. Heemskerk worked at AMRO Bank/ABN AMRO for more than 20 years, serving as Director General Netherlands for ABN AMRO Netherlands from 1988 to 1991. Mr. Heemskerk holds several positions outside of Rabobank Nederland's Executive Board, including, among others, as a Member of the Board of Liquidators, a Member of the Board of the Stock Exchange and a Member of the Advisory Council to the Amsterdam Institute of Finance and a member of the Board of Supervisory Directors of VADO (investment fund).

Bert (A.) Bruggink: Mr. Bruggink was appointed Chief Financial Officer of the Executive Board of Rabobank Nederland as of November 15, 2004. Mr. Bruggink joined the Rabobank Group in 1986. After several different jobs in Finance and Control within Rabobank Group, he became Head of Finance and Control Rabobank International (1994-1998) and Group Finance Director Rabobank Group (1998-2004). As CFO he fulfils several additional functions: chairman of the Dutch interbank policy committee on accounting, member of the Dutch interbank policy committee on supervision, member of the Dutch interbank policy committee on monetary policy, member of the Dutch interbank policy committee on risk management, member of the Dutch interbank policy committee of CFO's and member of policy committee on accounting of international bank associations. He also works as a part time professor at the Twente University of Technology (Financial Institutions and Markets).

Mr Bruggink is a member of the consultative panel of CEBS (Committee of European Banking Supervisors).

Hans (J.C.) ten Cate: Mr. ten Cate was appointed to Rabobank Nederland's Executive Board as of September 1, 2000. As one of the two members of the Executive Board responsible for the wholesale business, Mr. ten Cate is primarily responsible for Corporate Clients Rabobank Nederland and the Credit Risk Department. Prior to joining Rabobank Nederland, Mr. ten Cate was employed at AMRO Bank/ABN AMRO for more than 25 years, concluding his tenure there as Senior Executive Vice-president (directeur generaal) Credit & Special Financing in 2000. Within the Rabobank Group, Mr. ten Cate also serves as Chairman of the Supervisory Board of Rabo Vastgoed, Chairman of the Supervisory Board of Gilde, Chairman of the Supervisory Board of De Lage Landen, Chairman of the Supervisory Board of FGH Bank, Vice-Chairman of the Supervisory Board of Robeco, Vice-Chairman of the Yes Bank in India and member of the Supervisory Board of Rabohypotheekbank. Mr. ten Cate also acts as Chairman of the Supervisory Board of Beurs Rotterdam N.V., Treasurer of the Foundation Museum Boijmans van Beuningen and Chairman of the Erasmus University Trust Fund.

Piet (P.W.) Moerland: Mr. Moerland was appointed to Rabobank Nederland's Executive Board as of January 1, 2003. As one of the two members of the Executive Board focused on the cooperative retail business, Mr. Moerland is responsible for Medium and Small scale Business, Shared Services and Facilities and the department that operationally supports the local banks. After completing his degree and dissertation in the field of economics at the Erasmus University of Rotterdam in 1978, Mr. Moerland undertook a position with Rabobank Nederland's Central Group Staff from 1979 to 1980. Mr. Moerland then took a position as a professor of business administration with a focus on economics at the University of Groningen from 1981 to 1987 and as a professor of business economics with a focus on corporate finance at the University of Tilburg from 1988 to 2002. Mr. Moerland also had an unsponsored chair as a professor of corporate governance at the University of Tilburg. Within the Rabobank Group Mr. Moerland serves as a Member of the Supervisory Board of Rabobank International Advisory Services B.V., a Member of the Supervisory Board of Interpolis and a Member of the Board of Directors of Rabobank Foundation. Outside Rabobank, Mr. Moerland serves as a Member of the Supervisory Board of Essent N.V. (electricity), a Member of the Advisory Board of the Netherlands Order of Accountants and Administration Consultants and a Member of the Board of Directors of the NVB (Association of Dutch Banks).

Piet (P.J.A.) van Schijndel: Mr. van Schijndel was appointed to Rabobank Nederland's Executive Board as of December 1, 2002. As one of the two members of the Executive Board focused on the cooperative retail business, Mr. van Schijndel has responsibility for marketing, product development, market support for the local banks, private banking and Group ICT. Mr. van Schijndel took a position as a management consultant with Rabobank Nederland from 1975 to 1977. From 1977 to 1979, Mr. van Schijndel was Head of Insurance Administration. From 1979 to 1983, Mr. van Schijndel was a member of the Staff Group Directorate Insurance. Thereafter, he served as Acting Head and Head of the Insurance and Travel Directorate from 1983 to 1986 and from 1986 to 1990, respectively, Vice-Chairman of the Executive Board of Interpolis from 1990 to 1997 and Chairman of the Executive Board of Interpolis from 1998 to 2002. Mr. van Schijndel serves as Chairman of the Supervisory Boards of Obvion and Rabohypotheebank and as a Member of the Supervisory Board of De Lage Landen, and the joint venture with KBC Bank. Furthermore, Mr. van Schijndel is a Member of the Board of Directors of the NVB (Association of Dutch Banks).

Rik (D.J.M.G.) baron van Slingelandt: Mr. van Slingelandt was appointed to Rabobank Nederland's Executive Board as of February 1, 1996. Mr. van Slingelandt is responsible for Rabobank International Network, Global Financial Markets, Corporate Finance and Wholesale Support. From 1989 to 1996, he was the Director of International Operations for Rabobank Nederland. Mr. van Slingelandt worked with several companies before he joined the Rabobank Group. Mr. van Slingelandt was employed by Nationale Investeringsbank N.V. from 1972 to 1980. From 1980 to 1982, he was employed at Rijn Schelde Verolme as Head of the Financing Department. Subsequently, he was a Financial Director at Verolme Estaleiros Reunidos do Brasil S.A. in Rio de Janeiro (1982 – 1985). He joined the Robeco Group in 1985 as a member of the Investment Committee (until 1989). Mr. van Slingelandt is a member of the executive boards and supervisory boards of a number of Rabobank Group companies, acting as, among others, Chairman of the Managing Board of Rabobank International, Chairman of the Board of Directors of Rabobank Pensioenfonds, Chairman of the Board of Directors of IPB Holding B.V., Chairman of the Supervisory Board of Interpolis, Vice-chairman of the Supervisory Board of BGZ (Bank Gospodarki Zywnosciowej S.A.), Member of the Supervisory Board of Robeco Group N.V. and Member of the Board of Directors of Rabo Australia Ltd. Mr. van Slingelandt also is Vice-chairman of the Board of Directors of Bank Sarasin & Cie. AG, a Member of the Advisory Committee of Issuing Institutions (Euronext) and a Member of the Unico Steering Committee.

Changes in Management Membership

Mr. Bert (A.) Bruggink was appointed Chief Financial Officer of the Executive Board of Rabobank Nederland as of 15 November, 2004.

REGULATION OF RABOBANK NEDERLAND

General Overview

Rabobank Nederland is a credit institution (kredietinstelling) organised under the laws of the Netherlands. The principal Netherlands law applicable to Rabobank Nederland is the Act on the Supervision of the Credit System 1992 *(Wet toezicht kredietwezen 1992)* (the "Netherlands Act"), under which Rabobank Nederland is supervised by the Dutch Central Bank and the Dutch Minister of Finance. Rabobank Nederland and the various Rabobank Group entities are also subject to certain European Union ("EU") directives which have a significant impact on the regulation of the Rabobank Group's banking, asset management and broker-dealer businesses in the EU and the regulation and control of local central banks and monetary authorities of the various countries in which we do business.

Rabobank Nederland, the local Rabobanks and the subsidiaries of Rabobank Nederland are in compliance in all material respects with the applicable banking and insurance regulations and capitalisation and capital base requirements of each applicable jurisdiction.

Basel Standards

The Basel Committee on Banking Supervision of the Bank for International Settlements develops international capital adequacy guidelines based on the relationship between a bank's capital and its credit risks. In this context, on July 15, 1988, the Basel Committee adopted risk-based capital guidelines (the "Basel guidelines"), which have been implemented by banking regulators in the countries that have endorsed them. The Basel guidelines are intended to strengthen the soundness and stability of the international banking system. The Basel guidelines are also intended to reduce an existing source of competitive inequality among international banks by harmonising the definition of capital and the rules for the evaluation of asset risks and by establishing a uniform target capital base ratio (capital to risk-weighted assets). Supervisory authorities in each jurisdiction have, however, some discretion in determining whether to include particular instruments as capital under the Basel guidelines and to assign different weights, within a prescribed range, to various categories of assets. The Basel guidelines were adopted by the European Community and applied to all banks and financial institutions in the EU, and on January 1, 1991, the Dutch Central Bank implemented them and they were made part of Netherlands regulations.

In June 1999, the Basel Committee proposed a review of the Basel guidelines of 1988. Since then, several consultative papers for a new capital accord have been released by the Basel Committee on Banking Supervision, which were discussed by several international working parties. The new accord ("Basel II") was published in June 2004. The target is to achieve a flexible framework that is more closely in line with internal risk control and that will result in a more sophisticated credit risk weighting. The Rabobank Group has joined in a number of global exercises initiated by the Basel Committee, aimed at establishing the consequences of Basel II. Given its traditionally low (credit) risk profile, the new capital adequacy requirements for the Rabobank Group are significantly lower than the current ones. The Rabobank Group has already started the implementation of Basel II.
The European Commission has adopted a proposal for the amendment of the EC Directive 2000/12 and the EEC Directive 1993/6 to introduce the new capital requirements framework. According to the co-decision procedure, the European Council and European Parliament will have to approve the proposal before the Member States can implement it in their own legislation. The approval of the Council and Parliament is foreseen before the end of 2005 and the implementation by the Member States by the end of 2006. In the Netherlands, the proposal will need to be transposed into national regulations by the Ministry of Finance. Basel II will impact the areas of risk sensitivity, group structures, equity holdings in non-banks and retail exposures.

European Union Standards

The European Community has adopted a capital adequacy regulation for credit institutions in all its member states based on the Basel guidelines. In 1989, the EC adopted the Council Directive of April 17, 1989 on the "own funds" of credit institutions (the "Own Funds Directive"), defining qualifying capital ("own funds"), and the Council Directive of December 18, 1989 on a capital base ratio for credit institutions (the "Capital Base Ratio Directive" and, together with the Own Funds Directive, the "EC Directives"), setting forth the required ratio of own funds to risk-adjusted assets and off-balance sheet items. The EC Directives required the EU member states to transform the provisions of the Capital Base Ratio Directive and the provisions of the Own Funds Directive into national law directly binding on banks operating in the member states. The EC Directives permit EU member states, when transforming the EC Directives into national law, to establish more stringent requirements, but do not permit more lenient requirements. In 2000, the EC adopted the Directive of March 20, 2000 on the taking up and pursuit of the Business of Credit Institutions ("EC Directive 2000/12"), which directive consolidated various previous directives, including the EC Directives.

As stated above, the European Commission has now adopted a proposal for the amendment of the EC Directive 2000/12 and the EEC Directive 1993/6 to introduce the new capital requirements framework agreed by the Basel Committee on Banking Supervision. The proposal sets out new rules on capital requirements. The proposal reflects the flexible structure and the major components of Basel II, but has been tailored to the specific features of the EU market.

Instead of the current "one-size-fits-all" approach, the proposed new framework would consist of three different approaches allowing financial institutions to choose the approach most suited to them: simple, intermediate and advanced. The simple and intermediate approaches would be available by end 2006 (but banks could still opt to apply the current rules until end 2007) and the most advanced approaches from end 2007. Rabobank intends to make use of the advanced approach.

On December 16, 2002, the European Union adopted a directive on the supplementar supervision of credit institutions, insurance undertakings and investment firms in a financial conglomerate. This directive aims to address the supervisor issues that arise from the blurring of distinctions between the activities of firms in each of the banking, securities, investment services and insurance sectors. The main objectives of the directive are to:

I. ensure that a financial conglomerate has adequate capital;

II. introduce methods for calculating a conglomerate's overall solvenc position;

III. deal with the issues of intra-group transactions, exposure to risk and the suitabilit and professionalism of management at financial conglomerate level; and

IV. prevent situations in which the same capital is used simultaneousl as a buffer against risk in two or more entities which are members of the same financial conglomerate ("double gearing") and where a parent issues debt and downstreams the proceeds as equit to its regulated subsidiaries ("excessive leveraging").

EU Member States have to provide that the provisions of this directive shall first appl to the supervision of accounts for the financial ear beginning on Januar 1, 2005.

Netherlands Regulation

General

In 2001, a major supervisor reform was undertaken in the Netherlands. The sector-oriented supervision (b the Dutch Central Bank on banks, the Pensions and Insurance Supervisor Board on pension funds and insurance institutions and the Netherlands Authorit for the Financial Markets on securities institutions) has been replaced b a more functional approach. As of September 2002, supervision has been divided into prudential supervision, carried out b the Dutch Central Bank (which has merged with the Pension and Insurance Supervisor Board), and conduct of business supervision, carried out b the Netherlands Authorit for the Financial Markets.

Pursuant to authorit granted under the Netherlands Act, the Dutch Central Bank, on behalf of the Dutch Minister of Finance, supervises and regulates the majorit of the Rabobank Group's activities. The Netherlands Authorit for the Financial Markets supervises conduct of business and compliance with rules and regulations. Set forth below is a brief summar of the principal aspects of the Netherlands Act.

Act on the Supervision of the Credit System 1992 (Wet toezicht kredietwezen 1992)

Scope of the Act

A credit institution is an enterprise whose business it is to receive funds repa able on demand or subject to notice and to grant credits or make investments for its own account. Rabobank Nederland and various Rabobank Group entities, including each of the local Rabobanks are credit institutions and, because the are engaged in the securities business as well as the commercial banking business, each is considered a "universal bank".

Licensing

Under the Netherlands Act, a credit institution established in the Netherlands is required to obtain a license from the Dutch Central Bank before engaging in an banking activities. The requirements to obtain a license, among others, are as follows: (i) the da -to-da polic of the credit institution must be determined b at least two persons; (ii) the credit institution must have a bod of at least three members which has tasks similar to those of a board of supervisor directors; and (iii) the credit institution must have a minimum equit *(eigen vermogen)* of € 5,000,000. Also, the Dutch Central Bank shall refuse to grant a license if, among other things, it is of the view that (i) the persons who determine the da -to-da polic of the credit institution have insufficient expertise to engage in the business of the credit institution, (ii) the interests of (future) creditors could be materiall prejudiced given the intentions or credentials of one or more persons who determine the polic of the credit institution or (iii) through a qualified holding in the credit institution, influence on the polic of such enterprise or institution ma be exercised which is contrar to "prudent banking polic " *(gezond bankbeleid)*. In addition to certain other grounds, the license ma be revoked if a credit institution fails to compl with the requirements for maintaining it.

Reporting and Investigation

A credit institution is required to file with the Dutch Central Bank its annual financial statements in a form approved by the Dutch Central Bank, which includes a balance sheet and a profit and loss statement that have been certified by a qualified auditor in the Netherlands or an equally qualified foreign auditor who is licensed in the Netherlands. In addition, a credit institution is required to file with the Dutch Central Bank or a designated agency monthly balance sheets, on a basis established by the Dutch Central Bank, which also has the option to demand more frequent reports (including reports certified by a qualified auditor in the Netherlands or an equally qualified foreign auditor who is licensed in the Netherlands). The credit institutions' reports to the Dutch Central Bank are required to be "truthful and not misleading".

A credit institution must also inform the Dutch Central Bank of any change in number and the identity or the credentials of the persons determining its day-to-day policy. Furthermore, a credit institution must also inform the Dutch Central Bank if it fails to comply, or to comply fully, with the Dutch Central Bank's standards regarding solvency, liquidity or administrative organisation.

Supervision

The Dutch Central Bank exercises supervision with respect to the solvency and liquidity of credit institutions, supervision of the administrative organisation of credit institutions and structure supervision relating to credit institutions. To this end, the Dutch Central Bank has issued the following general guidelines:

– *Solvency Supervision*

The guidelines of the Dutch Central Bank on solvency supervision require that a credit institution maintains own funds in an amount equal to at least eight per cent. of its risk- weighted assets operations. These guidelines also impose limitations on the aggregate amount of claims (including extensions of credit) a credit institution may have against one debtor or a group of related debtors.

– *Liquidity Supervision*

The guidelines of the Dutch Central Bank relating to liquidity supervision require that a credit institution maintains sufficient liquid assets against certain liabilities of the credit institution. The basic principle of the liquidity directives is that liquid assets must be held against "net" liabilities of credit institutions (after netting out claims and liabilities in a maturity schedule) so that the liabilities can be met on the due dates or on demand, as the case may be. These guidelines impose additional liquidity requirements if the amount of liabilities of a credit institution with respect to one debtor or group of related debtors exceeds a certain limit.

– *Structure Supervision*

The Netherlands Act provides that a credit institution must obtain a declaration of no-objection from the Minister of Finance (or, in certain cases, determined by the Minister of Finance from the Dutch Central Bank) before, among other things, (i) reducing its own funds *(eigen vermogen)* by way of repayment of capital or distribution of reserves or making a distribution from the fund for general banking risks as referred to in article 2:424 of the Dutch Civil Code, (ii) acquiring or increasing a qualified holding in a regulated institution such as a credit institution or other regulated financial institution, if the balance sheet total of that institution at the time of the acquisition or increase amounts to more than 1% of the credit institution's consolidated balance sheet total, (iii) acquiring or increasing a "qualified holding" in another enterprise or institution if the amount paid for the acquisition or the increase together with any amounts paid for prior acquisitions and prior increases exceeds 1% of the consolidated own funds *(eigen vermogen)* of the credit institution, (iv) acquiring all or a substantial part of the assets and liabilities of another enterprise or institution, (v) merging with another enterprise or institution or (vi) proceeding to financial or corporate reorganisation. For purposes of the Netherlands Act, "qualified holding" is defined to mean the holding, directly or indirectly, of an interest of at least 10% of the issued share capital or voting rights in an enterprise or institution, or a similar form of control.

In addition, any person is permitted to hold, acquire or increase a qualified holding in a credit institution, or to exercise any voting power in connection with such holding, only after such declaration of no-objection has been obtained. The Netherlands Act provides for certain (prior) notification requirements applying to credit institutions and persons increasing or reducing their holdings in credit institutions.

– *Administrative Supervision*

The Dutch Central Bank also supervises the administrative organisation of the individual credit institutions, including Rabobank Nederland, their financial accounting system and internal controls. The administrative organisation must be such as to ensure that a credit institution has at all times a reliable and up-to-date overview of its rights and obligations. Furthermore, the electronic data processing systems, which form the core of the accounting system, must be secured in such a way as to ensure optimum continuity, reliability and security against fraud. As part of the supervision of administrative organisations, the Dutch Central Bank has also stipulated that this system must be able to prevent conflicts of interests, including the abuse of insider information.

Emergencies

The Netherlands Act contains an "emergency regulation" which can be declared in respect of a credit institution by a Dutch court at the request of the Dutch Central Bank if such credit institution is in a position which requires special measures for the protection of its creditors. As of the date of the emergency, only the court appointed administrators have the authority to exercise the powers of the organs of the credit institution. Furthermore, the emergency regulation provides for special measures for the protection of the interests of the creditors of the credit institution. A credit institution can also be declared in a state of bankruptcy by the court.

Rabobank Nederland and the local Rabobanks file consolidated monthly and annual reports that provide a true and fair view of their respective financial position and results with the Dutch Central Bank. Our independent auditors audit these reports annually.

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Rabobank



Rabobank Group

Interim Report 2005

Contents

Rabobank Group's net profit rises 12%	2
Strategic developments	5
Domestic retail banking	6
Wholesale banking and international retail banking	8
Asset management and investments	10
Insurance	11
Leasing	12
Real estate	13
Corporate social responsibility	14
Consolidated balance sheet	16
Consolidated profit and loss account	17
Movements in reserves and cash flow statement	18
Review report	19
Annexe: Application of IFRS	20
Profile of Rabobank Group	22
Rabobank Group structure	23
Colophon	24

Rabobank Group's net profit rises 12%

Steady profit growth in the first half of 2005

- Net profit up 12%
- Income up 5%
- Expenses down 1%
- Savings up 6%
- Private sector lending up 7%
- Tier 1 ratio 10.9

Message from the Chairman of the Executive Board

In the first six months of 2005, Rabobank Group saw its net profit increase by 12%, to EUR 941 (840) million. The healthy growth in lending was due in part to interest rates being at an all time low. The tighter interest margin caused by the competition on the mortgage loan market meant that growth in net interest was limited. In contrast, commission and other income rose sharply. Lower operating expenses in combination with higher income led to a strong increase in net profit and we are satisfied with our results for the first half of the year. The profit growth is in line with the long-term target and Rabobank is on course to achieve its strategic goals in the Netherlands and abroad. All group units contributed to the improved results.

Outlook for the full year 2005

Rabobank expects a limited increase in income in the remainder of the year due to shrinking interest margins. "Rabobank Group will have to continue to keep a tight rein on costs for the rest of the year. This should lead to total expenses for the whole of 2005 remaining at the same level as for 2004. Barring unforeseen circumstances, we therefore expect to maintain net profit growth at a minimum of 12% for the full year."

Results (in EUR millions)	2005-1	2004-1	Change
Interest	3,667	3,611	2%
Commission	1,299	1,121	16%
Other income	148	119	24%
Total income	**5,114**	**4,851**	**5%**
Staff costs	2,085	2,033	3%
Other operating expenses	1,327	1,405	-6%
Total expenses	**3,412**	**3,438**	**-1%**
Gross result	**1,702**	**1,413**	**20%**
Value adjustment to receivables	249	172	45%
Operating profit before taxation	**1,453**	**1,241**	**17%**
Net profit	**941**	**840**	**12%**
Ratios			
Efficiency ratio	66.7%	70.9%	
Return on reserves	9.6%	10.4%	
Balans sheet (in EUR billions)	30-06-'05	31-12-'04	
Total assets	509.9	483.8	5%
Private sector lending	270.2	252.2	7%
Savings	83.3	78.3	6%
Total risk weighted assets	208.6	196.2	6%
Capital ratios			
BIS ratio	11.3	10.9	
Tier 1 ratio	10.9	10.9	
FTEs	**50,294**	**50,216**	0%

1) The figures between brackets in this Interim Report are the figures for the corresponding period of 2004.

Income

Rabobank Group's total income for the first half of 2005 went up 5% to EUR 5,114 million, mainly thanks to higher commission and other income. Net interest income, which increased by 2% to EUR 3,667 million, was under pressure due to the low interest rates and a flattening yield curve. The growth in lending and higher income from early mortgage repayments on refinancing helped to ensure that net interest income went up. The interest margin fell, however.

Commission income grew by 16% to EUR 1,299 million, mainly thanks to higher asset management fees. Increased commission on funds transfers and services also contributed to this growth.

Other income went up by EUR 29 million to EUR 148 million, partly due to the favourable investment results achieved by Interpolis.

Expenses down

Total operating expenses fell by 1% to EUR 3,412 million, evidence of the strict cost control policy producing benefits. Staff costs rose 3% to EUR 2,085 million, mainly due to the regular salary rises. There was a slight increase in the workforce compared with the end of December 2004. While the number of employees in the Netherlands fell, this was more than offset by the growth in activities abroad.

The restructuring of the Rabobank Nederland organisation under the banner 'Operatie Service', which is due to be completed by the end of 2006, is progressing according to plan. Almost half of the planned reduction of the workforce by 1,200 FTEs has already been achieved. A provision of EUR 120 million was formed for 'Operatie Service' in 2004. In the first half of 2005, an addition of EUR 86 million was made to this provision. Despite this addition, other operating expenses fell by 6% to EUR 1,327 million, due in part to higher additions to provisions in the first half of 2004.

The efficiency ratio improved from 70.9% to 66.7% thanks to lower costs and higher income.

Increase in value adjustments to receivables but stable risk-related costs

The item value adjustments to receivables, which reflects the risk-related costs, increased by EUR 77 million to EUR 249 million as a result of the extremely small additions to the provisions for the wholesale and international retail banking business in the first half of 2004. Calculated on an annual basis, risk-related costs amounted to 25 basis points of average risk-weighted items. This is a few points below the long-term average.

Operating profit before taxation up 17%

Operating profit before taxation went up 17% to EUR 1,453 million, with all group units, except for other activities, contributing to this increase.

Higher tax burden

A tax charge of EUR 426 million was recorded for the first six months of 2005, representing an effective tax burden of 29.3%, compared with 25.8% in the same period of 2004. The higher tax burden can be attributed to a decrease in tax-free income.

Net profit up 12%

Net profit increased by EUR 101 million to EUR 941 million, a rise of 12%.

Financial targets

The targets for net-profit growth of 12% and a Tier I ratio of at least 10 were achieved. At 30 June 2005, the Tier I ratio was 10.9, comfortably exceeding the target. The BIS ratio improved from 10.9 to 11.3 due to the issue of a subordinated bond loan of EUR 1 billion.

The target return on reserves of 10% was not met. Calculated on an annual basis, the return on reserves was 9.6%.

Private sector lending up 7%

Total lending - comprising private sector lending, public sector lending and professional securities transactions - rose by 6% to EUR 292.2 (274.9) billion. The largest component, private sector lending, amounted to EUR 270.2 billion. Growth in this sector was 7% in the past six months. Of the total private sector lending, 52% consists of loans to private individuals, 31% to the trade, industry and services sector and 17% to the food & agri sector. Lending to the food & agri sector covers the entire supply chain from the primary agricultural sector to the food retail businesses. The strong growth in the food & agri sector was mainly due to international retail activities.

Further increase in savings

Funds entrusted fell by 2% in the first half of the year to EUR 174 (177) billion. On the other hand, savings increased by 6% to EUR 83 billion, with the share of the savings market in the Netherlands growing to over 39%. While the internet savings portion of total savings increased from 43% to 46%, this was at the expense of telesavings and traditional savings. The margin earned on savings improved slightly.

As in Belgium, Rabobank is now also offering internet banking services in Ireland under the name RaboDirect. Clients in Ireland are able to open savings accounts, purchase units in investment funds and, in the future, will also be able to purchase other financial products. Rabobank's decision to launch an internet bank in this country was prompted by the expanding Irish economy and the increasing use of the internet.


Operating profit before taxation by group unit
in EUR millions
1,000
800
600
400
200
0
-200
-400
22%
11%
26%
74%
39%
32%
118%
Jun-04
Jun-05
Domestic retail banking
Wholesale and international retail banking
Asset management and investments
Insurance
Leasing
Real estate
Other

Strategic developments

Increase in interest in Eureko

In April 2005, Rabobank and Eureko announced that Interpolis would merge with Achmea in exchange for an interest in Eureko. These merger plans are without a doubt the most important strategic move made by Rabobank Group in the past six months. Following the merger, Rabobank will have a 37% interest in Eureko. The merger is expected to be completed later this year.

Acquisition of Sekerbank

At the beginning of July 2005, Rabobank Group signed an agreement for the acquisition of 51% of the shares in Sekerbank, involving an amount of EUR 109 million. After purchasing this interest, Rabobank Group plans to acquire a larger majority interest in Sekerbank by means of a public bid for the remaining shares.

Rabo Development Program successful

The activities of the Rabobank Development Program are proving successful. At the end of August, the government of Tanzania announced that Rabobank, together with several Tanzanian partners, will be allowed in principle to acquire a 49% joint interest in the National Financial Microfinance Bank.

Moreover, Rabobank is in negotiation with a rural cooperative bank in China. These negotiations, originally started together with the International Finance Corporation (part of the World Bank) and the Chinese Hangzhou Rural Credit Cooperative Union, are now reaching completion and are aimed at acquiring a joint interest of 24.9%.

Sale of Effectenbank Stroeve

In April 2005, Rabobank Group announced that it would sell Effectenbank Stroeve to Kredietbank Luxembourgeoise. The grounds for this decision was the extensive overlap of the activities of Effectenbank Stroeve with those of the local Rabobanks and other group entities. The sale was finalised in July.

Sale of Gilde Investment Management

Gilde Investment Management, the investment company of the Gilde group, was sold on 1 August, after the end of the reporting period, to the company's management. The sale has no impact on the holdings held by Rabobank Group in the Gilde funds.

Domestic retail banking

The domestic retail banking operations - consisting of the local Rabobanks and Obvion - achieved an operating profit before taxation of EUR 841 million, an increase of 22% on the same period of last year.

Income up 5%

Despite the fact that the economic recovery in the Netherlands did not materialise, income went up by 5% to EUR 2,748 million. The bulk of this increase was attributable to higher net interest, which increased by EUR 115 million to EUR 2,033 million.

The housing market in the Netherlands continues to be strong, thanks to the interest rates being at an all time low and the persistent shortage of owner-occupied houses for sale. The number of mortgage transactions rose slightly compared with the same period last year, as many borrowers took the opportunity of the low interest rates to refinance their mortgage loan at a lower rate. The total of the refinancing fees, in the form of penalty interest, paid by those clients was significantly higher in the first half of 2005 compared with the same period of 2004. This contributed to the 6% increase in net interest. The interest margin was slightly up on 2004 thanks to the higher penalty interest. However, excluding penalty interest, the interest margin shrank fractionally. The tighter interest margin reflects the fierce competition on the mortgage loan market during the past period, fought mainly through advertising campaigns and special offers in the form of additional discounts.

Commission income rose by 3% to EUR 673 million as a result of higher commission on funds transfers and insurance.

Results (in EUR millions)	2005-1	2004-1	Change
Interest	2,033	1,918	6%
Commission	673	654	3%
Other income	42	36	17%
Total income	**2,748**	**2,608**	**5%**
Staff costs	924	883	5%
Other operating expenses	874	936	-7%
Total expenses	**1,798**	**1,819**	**-1%**
Gross result	**950**	**789**	**20%**
Value adjustment to receivables	109	101	8%
Operating profit before taxation	**841**	**688**	**22%**
Risk-related costs (in basis points)	17	17	0%

Balance sheet (in EUR billions)	30-06-'05	31-12-'04	
Total assets	209.2	201.8	4%
Private sector lending	193.2	183.9	5%
Savings	76.0	71.9	6%
Total risk weighted assets	129.4	124.9	4%
FTEs	**28,764**	**28,970**	**-1%**

Fall in operating expenses

Total operating expenses fell by EUR 21 million in the first half of 2005, to EUR 1,798 million. Staff costs went up 5% to EUR 924 million, but this was more than offset by the 7% drop in other operating expenses. The higher staff costs were attributable to regular salary rises and the increased use of temporary staff. The size of the workforce declined by 1%.

The efficiency ratio improved from 69.7% in the first half of 2004 to 65.4% in the first half of 2005.

Virtually no change in risk-related costs

The item value adjustments to receivables went up by EUR 8 million to EUR 109 million. This increase is in line with the growth in lending. As in 2004, the risk-related costs, calculated on an annual basis, amounted to 17 basis points of the average risk-weighted items.

Private sector lending up 5%

Loans granted to the private sector grew 5% in the first half of the year, to EUR 193 billion. At the end of June 2005, loans to private individuals were up 6% on the end of 2004, with total outstanding loans to private individuals amounting to EUR 135.8 (128.0) billion. The greater part of this amount relates to loans secured by mortgages. The share of the mortgage loan market held by Rabobank's domestic retail banking business rose from 25.2% in 2004 to 25.9% in the first half of 2005, of which 21.1% (20.6%) can be attributed to the local Rabobanks and 4.8% (4.6%) to Obvion.

Lending to corporate clients increased by EUR 1.5 billion to EUR 57.4 (55.9) billion, mainly thanks to the trade, industry and services sector. Lending to this sector grew 4% in the first six months of the year to EUR 37.4 (35.9) billion, primarily due to increases in the construction, retail and transport sectors. Lending to the agricultural sector was more or less unchanged, with total loans to this sector amounting to EUR 20.1 (20.0) billion at the end of June.

Wholesale banking and international retail banking

In the first half of 2005, the wholesale banking and international retail banking operations achieved an operating profit before taxation of EUR 374 million, up 11% on the same period of 2004. This increase can be attributed mainly to the impressive 13% growth in income.

Income up 13%

Income increased by 13% to EUR 1,079 million for the first half of 2005, mainly thanks to higher income at international retail activities. Global Financial Markets, too, reported a higher profit, partly due to the growth of structured credit products. Despite fierce competition in Australia and the US, and the resulting lower interest margins, the international retail activities generated more income. Income reported by Corporate Finance was down on the first half of 2004. The structured finance products, in particular, suffered from difficult market conditions and clearly declining interest in the market for this type of product, which led to fewer transactions. This could be offset only in part by the good results reported by Leveraged Finance, which benefited from the low interest rates.

Decrease in operating expenses

Total operating expenses fell by EUR 5 million to EUR 598 million. This decrease is entirely attributable to other operating expenses, which dropped 15% to EUR 220 million mainly as a result of lower non-recurring costs. Staff costs went up by 10% to EUR 378 million, primarily due to regular salary rises, higher pension costs and an increase in the number of FTEs.

Risk-related costs at long-term average

Value adjustments to receivables jumped from EUR 12 million in the first half of 2004 to EUR 107 million in the first half of 2005. Consequently,

Results (in EUR millions)	2005-1	2004-1	Change
Interest	663	705	-6%
Commission	210	154	36%
Other income	206	92	124%
Total income	**1,079**	**951**	**13%**
Staff costs	378	343	10%
Other operating expenses	220	260	-15%
Total expenses	**598**	**603**	**-1%**
Gross result	**481**	**348**	**38%**
Value adjustment to receivables	107	12	792%
Operating profit before taxation	**374**	**336**	**11%**
Risk-related costs (in basis points)	**49**	**6**	**717%**

Balance sheet (in EUR billions)	30-06-'05	31-12-'04	
Total assets	351.3	334.7	5%
Private sector lending	51.1	45.0	14%
Total risk weighted assets	46.2	40.1	15%
FTEs	**5,711**	**5,499**	**4%**

risk-related costs calculated on an annual basis came to 49 basis points of the average risk-weighted items, in line with the average of the past five years. The addition in the first half of 2004 was exceptionally low as a result of a release of provisions.

Corporate bank of the year

Rabobank has once again been awarded the title 'Corporate Bank of the Year', following a survey by the Dutch financial daily Het Financieele Dagblad, Vallstein consultancy and Erasmus University. The survey was conducted among companies with turnover exceeding EUR 10 million. Rabobank scored particularly well on the quality of its services.

Lending shows strong growth

Private sector lending climbed 14% to EUR 51.1 billion, with the food & agri sector showing the strongest growth. Lending to this sector went up by 28% to over EUR 20 billion.

Around half of the increase in total lending was attributable to the international retail banking operations. At 30 June 2005, this business unit had loans outstanding for an amount of EUR 16.1 (13.2) billion, an increase of 22% on the end of 2004. The activities in Australia and the US in particular reported excellent growth of 30% and 33%, respectively. Growth was boosted by higher Australian dollar and US dollar exchange rates.

During the period under review, Rabobank International announced its intention to further reinforce its presence in Brazil, particularly in the field of agricultural loans.

Asset management and investments

Operating profit before taxation from asset management and investment operations, consisting of Robeco Group, Schretlen & Co, Effectenbank Stroeve, Alex and International Private Banking & Trust, increased by 26% to EUR 106 million, thanks to the strong growth in commission income and a modest increase in expenses.

Higher income and limited growth in expenses

Total income rose EUR 28 million to EUR 339 million, an increase of 9%. The 20% increase in commission to EUR 292 million was higher than the entire amount of this growth. In addition to higher asset management fees, there was also a relatively sharp increase in the fees for introducing new products in particular. Net interest slumped EUR 20 million to EUR 16 million due to higher interest expenses.

Operating expenses edged up 3% to EUR 233 million. Regular salary rises were largely offset by a fall in the number of FTEs.

Results (in EUR millions)	2005-1	2004-1	Change
Interest	16	36	-56%
Commission	292	244	20%
Other income	31	31	0%
Total income	**339**	**311**	**9%**
Staff costs	135	132	2%
Other operating expenses	98	94	4%
Total expenses	**233**	**226**	**3%**
Gross result	**106**	**85**	**25%**
Value adjustment to receivables	-	1	
Operating profit before taxation	**106**	**84**	**26%**
Number of orders in the Netherlands (in EUR millions)	2.8	3.1	-10%

	30-06-'05	31-12-'04	
Assets managed and held in custom (in EUR billions)	217	200	9%
For clients	150	140	7%
Investment portfolio	67	60	12%
FTEs	1,841	1,886	-2%

Increase in assets managed and held in custody

Assets managed and held in custody by Rabobank Group increased by 9% to EUR 217 billion. Of this amount, EUR 67 billion relates to the Group's own investment portfolio and EUR 150 billion to assets managed and held in custody for clients.

Assets managed and held in custody for clients increased by EUR 10 billion, mainly thanks to positive investment results and a higher US dollar exchange rate. The inflow of new assets was disappointing, with just a small net inflow achieved. The US activities of Robeco in particular reported a relatively large outflow of assets following the departure of an investment team.

Of the assets managed and held in custody for clients, 46% consists of shares, 35% of fixed-interest securities and 19% of cash and other asset categories, including hedge funds and private equity.

The key Robeco Group funds, including Robeco and Rolinco, reported good investment results for the first half of the year, with their returns outstripping the benchmark.

Lower number of orders

The number of securities and in-house fund orders handled in the Netherlands fell by 10% in the past six months to 2.8 million. The local banks saw the number of orders for in-house funds rise by 3%, but this was offset by a 12% drop in the number of securities orders. Alex, too, was not able to match the level of orders handled in the first half of 2004 and saw its number of orders drop by 7%.

Insurance

Rabobank Group's insurance activities had an excellent six months. Interpolis reported an operating profit before taxation of EUR 223 million, an increase of 74%, thanks to a sharp rise in the result from operations and higher realised price gains on investments.

Impressive increase in result from operations

The result from operations for the first half of the year amounted to EUR 149 million, compared with EUR 92 million for the same period of last year. This represents a rise of 62%. This increase is mainly due to the good results from non-life insurance activities (private individuals and businesses) of EUR 84 (47) million. Growth, combined with lower claims paid and lower costs, led to a sharp increase in profit.

Results (in EUR millions)	2005-1	2004-1	Change
Operating profit before taxation	**223**	**128**	**74%**
Result from operations	149	92	62%
Result from investments	74	36	106%
Premium income	**2,236**	**2,204**	**1%**
Life insurance	1,203	1,270	-5%
Non-life insurance	907	846	7%
Reinsurance	126	88	43%
Income from services	**120**	**124**	**-3%**
Pension services	68	67	1%
Occupational health & safety reintegration	49	52	-6%
Other	3	5	-40%

	30-06-'05	31-12-'04	
Solvency	233%	225%	
FTEs	5,189	5,173	0%

Despite falling premium income, the result on life insurance activities went up by 4% to EUR 27 million. The result achieved by the People & Work sector also increased, mainly due to lower costs and favourable claim amounts paid. This sector focuses on occupational health & safety and reintegration activities and on income protection insurance in the event of illness or disability.

Increase in realised price gains on investments

Realised price gains on investments of EUR 74 million were more than double the amount for the same period of 2004. This increase is attributable to higher realised gains on the bonds and share investment portfolio, partly thanks to the lower interest rates and higher share prices.

Higher reserves and solvency

Reserves at 30 June 2005 amounted to EUR 2.0 billion, against EUR 1.8 billion at year-end 2004. The increase is attributable to a higher revaluation reserve due to the higher prices on the bond and share markets and the addition of the result for the period. As a result of the reserves increase, the solvency position at the end of June 2005 further improved, reaching 233% of the requirement set by the Dutch Central Bank.

Premium income remains steady

Premium income increased fractionally in the first six months of the year to EUR 2,236 million, compared with EUR 2,204 million for the same period of 2004. The success of the *Alles in één Polis®* and *Bedrijven Compact Polis* policies helped boost the income from non-life insurance activities by 7% to EUR 907 million.

Income from life insurance activities dropped by 5% to EUR 1.2 billion. A shift was visible in life insurance taken out by private individuals from single premium policies to recurring premium policies. The income from single premium policies and immediate annuities stagnated mainly as a result of the stiff competition on these markets.

Leasing

Operating profit before taxation of De Lage Landen, Rabobank Group's leasing subsidiary, increased by 39% in the first half of 2005 to EUR 114 million, thanks to higher income and lower risk-related costs.

Steady growth in income and expenses

Income went up 12% to EUR 353 million. This growth is in line with that for the past few years. The majority of the increase was attributable to net interest, which went up by 10% to EUR 248 million. The growth in this item was therefore lower than the growth of the lease portfolio, because of the declining interest margins caused mainly by lower interest rates on new loans granted in the US. The higher commission income was due to a reclassification of other income as commission.

Results (in EUR millions)	2005-1	2004-1	Change
Interest	248	226	10%
Commission	24	14	71%
Other income	81	74	9%
Total income	**353**	**314**	**12%**
Staff costs	116	102	14%
Other operating expenses	76	75	1%
Total expenses	**192**	**177**	**8%**
Gross result	**161**	**137**	**18%**
Value adjustment to receivables	47	55	-15%
Operating profit before taxation	**114**	**82**	**39%**
Risk-related costs (in basis points)	68	82	-17%

	30-06-'05	31-12-'04	
Leaseportfolio (in EUR billions)	14.6	12.9	13%
Europe	7.4	7.0	7%
America	6.9	5.8	20%
Rest of the world	0.2	0.1	36%
FTEs	2,906	2,749	6%

Total operating expenses rose by 8% to EUR 192 million. This increase is fully attributable to the 14% rise in staff costs to EUR 116 million, caused by a 6% increase in the workforce due to organic growth, regular salary rises and higher pension costs.

Decrease in value adjustments to receivables

The item value adjustments to receivables decreased by EUR 8 million to EUR 47 million. This decline reflects the improved quality of the lease portfolio, which was already visible in the second half of 2004. Calculated on an annual basis, risk-related costs amounted to 68 basis points of the average lease portfolio, a fall of 14 basis points compared with the first half of 2004.

Healthy growth of the lease portfolio

The lease portfolio grew by 13% in the first six months of the year to EUR 14.6 billion. Despite sluggish economic growth in Europe, De Lage Landen expanded its portfolio in this region by 7% to EUR 7.4 billion. Excellent growth was achieved in particular in the auto lease and food & agri sectors.

The higher US dollar exchange rate was one of the reasons for the 20% increase in the leasing activities in the US to EUR 6.9 billion. The highest growth rates were reported for the office equipment and food & agri sectors. The joint venture with AGCO, which focuses on the sale of lease contracts in the agricultural sector, is also performing very successfully. In Brazil, the lease portfolio increased by almost 50%.

Real estate

The real estate operations, comprising FGH Bank and Rabo Vastgoed, performed well in the first half of the year. Operating profit before taxation increased by 32% to EUR 54 million, mainly thanks to strong growth in income.

Strong increase in income and expenses

Net interest earned by the real estate operations went up by 14% to EUR 58 million. This increase is fully attributable to the growth of the loan portfolio. Other income doubled to EUR 15 million, thanks to higher commission and project results, as well as higher income from participating interests.

Operating expenses climbed 19% to EUR 19 million, mainly as a result of higher staff costs due to an increase in the number of FTEs and an increase in operating expenses, including higher consultancy fees.

Expansion of loan portfolio

The forecast cautious recovery of the commercial real estate market in the Netherlands did not materialise in the first half of the year. While the demand for office premises did increase slightly, the supply of such premises also remained high. The retail market is also suffering due to lower consumer spending, which puts pressure on income. Despite the continued slump in the commercial real estate market, the loan portfolio of FGH Bank expanded by 3% to EUR 6.7 billion. New business amounted to over EUR 1.2 billion, most of which related to investment financing.

Order portfolio enlarged

The order portfolio of Rabo Vastgoed showed healthy growth. At 30 June 2005, the total land portfolio amounted to 1,940 hectares, an 8% increase compared with year-end 2004. The total land portfolio has a potential capacity of over 27,000 houses and more than 700,000 m² in commercial floor space. The housing construction sector developed favourably for Rabo Vastgoed. Following a drop in sales of new houses in 2004, almost 800 houses were sold in the first half of 2005.

Results (in EUR millions)	2005-1	2004-1	Change
Interest	58	51	14%
Other income	15	7	114%
Total income	**73**	**58**	**26%**
Staff costs	10	9	11%
Other operating expenses	9	7	29%
Total expenses	**19**	**16**	**19%**
Gross result	**54**	**42**	**29%**
Value adjustment to receivables	-	1	
Operating profit before taxation	**54**	**41**	**32%**

Other data	30-06-'05	31-12-'04	
Loans portfolio (in EUR billions)	6.7	6.5	3%
Land portfolio (in hectares)	1,940	1,790	8%
FTEs	**301**	**291**	**3%**

Corporate social responsibility

During the presentation of its 2004 Annual Responsibility and Sustainability Report, Rabobank announced its plan to pursue a more businesslike approach to corporate social responsibility (CSR). The pioneering stage, which focused specifically on raising awareness within the Bank, has now been completed. We are now entering the stage of increasing objectivity and review by setting priorities, meeting specific objectives and integrating CSR in the core activities.

Priorities

Priority is being given to the key banking processes. For example, preparations are being made this year for implementing CSR criteria as part of credit risk management, both for large corporates and small and midsize enterprises. This is aimed not only at risk management, but also and predominantly at helping our clients to better anticipate the market opportunities arising from the increased focus of society on sustainability.

Positive assurance report on Annual Responsibility and Sustainability Report

We have also made progress in the reporting of our CSR activities, evidenced by our Annual Responsibility and Sustainability Report 2004. Rabobank Group can boast that it is the first bank in the Netherlands whose Annual Responsibility and Sustainability Report contained a (partially) positive assurance report issued by an external auditor.

Rabobank concludes the largest ever green financing deal

With a market share of 50%, Rabobank has been market leader in the field of tax-friendly green financing for many years. Rabobank once again demonstrated and reinforced this leading role in the first half of 2005 by granting the largest ever green financing loan to Afval Energie Bedrijf of the municipality of Amsterdam. Via a reserved issue of Rabo Green Bonds, our investment clients in Amsterdam and surrounding areas were successfully encouraged to contribute to the financing of this innovative waste-to-energy company.

Greener lease scheme

Finally, as part of our own operations, we have decided to use more environment-friendly leased cars (greener lease scheme). In this way, Rabobank wishes to make its contribution to the reduction of CO_2 emissions.

Interim figures 2005

Consolidated balance sheet[2] (after profit appropriation)

(in EUR millions)	30-06-2005	31-12-2004
Assets		
Cash	8,006	7,269
Banks	43,646	41,050
Financial assets held for trading purposes	34,458	32,646
Other financial assets carried at fair value with changes in value taken to profit or loss	28,393	32,498
Derivatives	33,326	32,035
Lending	292,168	274,925
Financial assets available for sale	54,480	48,320
Financial assets held to maturity	2,165	2,207
Participating interests	710	712
Goodwill and other intangibles	311	206
Property and equipment in use by the Bank	3,375	3,313
Property not in use by the Bank	444	478
Deferred tax assets	1,210	1,076
Other assets	7,181	6,900
Total assets	509,873	483,635
Liabilities		
Banks	94,569	96,444
Funds entrusted	173,747	177,482
Derivatives and other trading liabilities	37,614	39,171
Liabilities arising from trading activities	6,804	7,090
Debt securities	137,402	109,460
Other liabilities	10,010	7,669
Liabilities arising from insurance activities	19,114	17,882
Provisions	1,102	1,081
Deferred taxation	496	306
Provision for employee schemes	1,965	1,958
Subordinated loans	3,296	2,129
	486,119	460,672
Member Capital	3,851	3,840
Retained earnings and other reserves	14,798	13,978
Trust Preferred Securities III to VI	2,075	1,876
Reserves	20,724	19,694
Third-party interests	3,030	3,269
Group equity	23,754	22,963
Total equity and liabilities	509,873	483,635

2) The figures for 2004 have not been audited.

Consolidated profit and loss account[3]

(in EUR millions)		First half of 2005		First half of 2004
Income				
Interest		3,667		3,611
Commission		1,299		1,121
Other income		148		119
Total income		5,114		4,851
Expenses				
Staff costs	2,085		2,033	
Other administrative expenses	1,185		1,243	
Depreciation and capitalised costs	142		162	
Total expenses		3,412		3,438
Value adjustments to receivables		249		172
Operating profit before taxation		1,453		1,241
Tax on operating profit		426		320
Operating profit/Group profit after taxation		1,027		921
Third-party interests		86		81
Net profit		941		840

3) The figures for 2004 have not been audited.

Movements in reserves [4]

(in EUR millions)	First half of 2005	First half of 2004
Balance reserves at 1 January	19,694	16,280
Net profit	941	840
Payments on Member Capital	(101)	(108)
Payments on Trust Preferred Securities III to VI	(46)	-
Other	236	(10)
Balance reserves at 30 June	20,724	17,002

Cash flow statement [4]

(in EUR millions)	First half of 2005	First half of 2004
Balance of cash and cash equivalents at 1 January	6,862	6,772
Net cash flow from operating activities	(21,538)	(10,905)
Net cash flow from investing activities	(6,906)	911
Net cash flow from financing activities	29,162	12,590
Balance of cash and cash equivalents at 30 June	7,580	9,368

4) The figures for 2004 have not been audited.

Review report

Introduction
We have reviewed the interim figures of Rabobank Group for the six month-period ended June 30, 2005, as set out on page 16 up to and including page 18 of this interim report. These interim figures are the responsibility of the executive board of Rabobank Nederland, with its statutory seat in Amsterdam. Our responsibility is to issue a report on these interim figures based on our review.

Scope
We conducted our review in accordance with standards for review engagements generally accepted in the Netherlands. These standards require that we plan and perform the review to obtain moderate assurance about whether the interim figures are free of material misstatement. A review is limited primarily to inquiries of company personnel and analytical procedures applied to financial data and therefore provides less assurance than an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.

Opinion
Based on our review, nothing has come to our attention that causes us to believe that these interim figures do not comply with the summary of accounting principles set out on page 20 and page 21. This summary describes how International Financial Reporting Standards ('IFRS') have been applied under IFRS 1, including the assumptions the executive board has made about the standards and interpretations expected to be effective, and the policies expected to be adopted, when the executive board prepares its first complete set of IFRS financial statements as at December 31, 2005.

Emphasis of matter
Without qualifying our opinion above, we draw attention to the fact that the annexe within page 20 and page 21 explains why there is a possibility that due to continued developments in (endorsed) IFRS the interim financial statements may require adjustment before constituting the final IFRS financial statements. Moreover, we draw attention to the fact that, under IFRS, only a complete set of financial statements with comparative financial information and explanatory notes can provide a fair presentation of the company's financial position, and results of operations in accordance with IFRS.

Utrecht, 1 September 2005

For Ernst & Young Accountants

N.M. Pul Chr.J. Westerman

5) Rabobank Group consists of Coöperatieve Centrale Raiffeisen-Boerenleenbank BA in Amsterdam, its affiliated Rabobanks, Interpolis NV in Tilburg, Robeco Groep NV in Rotterdam, De Lage Landen International BV in Eindhoven, Schretlen & Co NV in Amsterdam, Effectenbank Stroeve NV in Amsterdam, FGH Bank NV in Utrecht, Rabohypotheekbank NV in Amsterdam, Onderlinge Waarborgmaatschappij Rabobanken BA in Amsterdam and their group companies.

Annexe: Application of IFRS

General

With effect from 1 January 2005, Rabobank Group, in line with listed companies in the European Union, applies International Financial Reporting Standards (IFRS) for external reporting purposes.

Rabobank Group has adopted all IFRS standards endorsed as at 31 December 2004, with the exception of one area. The IASB recently published a new framework on the designation of financial liabilities (and assets) to be valued at fair value via the profit and loss account (fair value option). Rabobank Group applies these revised standards to certain debt instruments. The revised standards have not yet been endorsed by the European Commission, but this is expected to happen later this year. This change enables us to continue to manage such instruments in a manner consistent with our current risk management methods. Given the recent nature of the IASB's proposal, the impact for 2004 is not yet known, and therefore the comparative figures presented could change.

At the beginning of 2006, Rabobank Group will present its 2005 financial statements fully in accordance with IFRS standards then approved by the European Commission. The standards approved at that time may be different from the standards the Bank currently applies. For this reason, the comparative figures as presented might change.

Summary of accounting policies under IFRS

Application dates

IFRS allow a choice of first-time application dates for certain standards. Rabobank has opted for application of IAS 32 and IAS 39 as from 1 January 2004.

Accounting policies

On certain subjects, IFRS offer a choice of accounting treatment. For the main choices, Rabobank has opted for the following treatment [6]:

- Recording on transaction date: all purchases and sales of financial assets for which the transfer of the asset takes place within a set period in line with standard market practice are recognised on the transaction date. Under Dutch GAAP, some of these transactions were recognised on the settlement date.
- Buildings for the Bank's own use, tangible and intangible fixed assets are carried at cost, less accumulated depreciation or amortisation and impairments. Under Dutch GAAP, property in use by the Bank was carried at current cost, derived from their replacement value based on continuity and functionality.
- Interests in joint ventures are consolidated proportionally (same treatment as under Dutch GAAP).
- Investment property is carried at fair value, with changes in value taken to the profit and loss account (same treatment as under Dutch GAAP).
- Pensions: Rabobank continues to apply the corridor method under IFRS. The corridor was set at nil on 1 January 2004.
- Under Dutch GAAP, goodwill was charged direct to reserves, whereas under IFRS goodwill is capitalised.
- Under Dutch GAAP, the provision for loan losses was calculated as a general provision. Under IFRS, an impairment adjustment is recognised on receivables if there are indications that this is necessary. For this purpose, IFRS prescribes the discounting of expected future cash flows.
- Under Dutch GAAP, deferred tax items were carried at present value. Under IFRS, a deferred tax item is carried at its non-discounted value. This impact of this change is limited.

6) For some subjects, IFRS are compared with Dutch GAAP for clarification purposes. These accounting policies are set out in Rabobank Group's 2004 financial statements.

A number of IFRS rules are discussed below.

Derivatives

IFRS stipulate that derivatives be recognised on the balance sheet at fair value. Changes in the fair value are taken direct to the profit and loss account. Under Dutch GAAP, only derivatives held for trading purposes were recognised on the balance sheet. Rabobank Group applies the fair value hedge method for derivatives which it uses to limit the interest rate risk of certain assets. Under this method, changes in the fair value of the derivative are added to or deducted from the carrying value of the hedged asset or liability. The additions and deductions are also taken to the profit and loss account, so that the adjustments cancel each other out.

Financial instruments

IFRS identify four categories of financial asset, prescribing a different valuation method for each category:

- Loans and receivables: valued at amortised cost less any necessary impairments, with the regular amortisation taken to profit or loss;
- Investments held to maturity: consisting of instruments with fixed or negotiable payments, which Rabobank definitely intends and is able to hold until maturity. The valuation method is the same as that for loans and receivables;
- Financial assets: carried at fair value, with changes in value taken to profit or loss, comprising:
  (i) financial assets held for trading purposes, and
  (ii) financial assets that Rabobank irrevocably recognises at fair value on acquisition, with changes in value taken to profit or loss;
- Financial assets available for sale (residual category): carried at fair value with changes in value taken direct to reserves. On the sale of such assets, the related amounts taken to reserves are recognised in the profit and loss account. Under Dutch GAAP, the swap results on investments were recognised as interest income evenly over the remaining terms to maturity of the corresponding securities.

Financial liabilities are carried at amortised cost, with the exception of derivatives, items in trading portfolios, and a few liabilities for which the fair value option is applied.

Consolidation

Equity interests are consolidated if the substance of the relationship indicates that Rabobank has control over them. Interests in joint ventures - contractual agreements under which Rabobank and other parties enter into an economic activity over which they exercise joint control - are consolidated proportionally. Investments in associated companies - investments in which Rabobank has significant influence but no control, and usually holds between 20% and 50% of the voting rights - are accounted for using the equity method. Non-consolidated interests held by venture capital companies are carried at fair value, with changes in value being taken direct to the profit and loss account (under Dutch GAAP they are accounted for via the revaluation reserve).

First-time adoption of IFRS

IFRS 1, First-time Adoption of International Financial Reporting Standards, requires a retroactive application of IFRS on the first application. In order to simplify the application of IFRS, the standard includes optional exemptions. Rabobank applies the following exemptions:

Business combinations that were effected before 1 January 2004 will not be restated under IFRS. Accordingly, the goodwill paid and charged to reserves before this date will not be adjusted.

Employee benefits. IFRS offers the possibility to include all the outstanding actuarial profits and losses, which were not yet recognised in the profit and loss account, under reserves in the opening balance sheet. Rabobank applies this option. Rabobank will also apply the corridor method under IFRS (from 1 January 2004), according to which actuarial differences within a defined range are not taken to the profit and loss account.

Cumulative translation differences. The cumulative translation differences for all foreign activities were set to nil on the transition date to IFRS. Any profit or loss made on the disposal of a foreign activity will not take into account translation differences that arose prior to the date of transition to IFRS.

Profile of Rabobank Group

Rabobank Group is a financial services provider operating on the basis of cooperative principles, while offering an extensive range of financial services and products. Its origins are in the local loan cooperatives that were founded in the Netherlands more than a century ago by enterprising people who had virtually no access to the capital market. The local Rabobanks that evolved from this have a long tradition in the agricultural sector and in small and medium-sized enterprises.

The Rabobank Group comprises 269 independent local cooperative Rabobanks in the Netherlands plus their central organisation Rabobank Nederland and its domestic and international subsidiaries. Rabobank serves more than 9 million private individuals and corporate clients in the Netherlands and a growing number abroad. It employs 56,396 staff and is represented in 38 countries.

The Rabobank Group has the highest credit rating (Triple A), awarded by the well-known international rating agencies Moody's and Standard & Poor's. In terms of Tier I capital, the organisation is among the world's fifteen largest financial institutions.

The local Rabobanks and their clients form Rabobank Group's cooperative core business. The banks are members and shareholders of the supralocal cooperative organisation, Rabobank Nederland, which advises and supports the banks in providing local services. Rabobank Nederland further acts as an (international) wholesale bank and as a bankers' bank to the Group and is the holding company of a large number of specialised subsidiaries.

Rabobank Group combines the best of two worlds: the local involvement and personal touch of the local Rabobanks with the expertise and economies of scale of Rabobank Nederland and its subsidiaries.

Ambition

Rabobank Group's ambition is to be the largest, best and most innovative all-finance service provider in the Netherlands. With their cooperative structure and a current membership of almost 1.5 million, the local Rabobanks are firmly rooted in society. In the Netherlands, Rabobank may justifiably call itself committed, near-you and a leader.

In addition, the Group wishes to excel in sustainable entrepreneurship and banking throughout the world, as would befit its identity and position in society. In the years ahead, Rabobank Group will further integrate corporate social responsibility in its core activities.

Our values

Rabobank Group offers all the financial services needed by clients as they participate in an economy-driven modern society. The Group strives to ensure that its services are continually adjusted and updated so that they always meet the needs of both private individuals and businesses. We believe that sustainable growth in prosperity and well being requires careful nurturing of natural resources and the living environment.
We aim to contribute to this development with our activities. We respect the culture and traditions of the countries where we operate, insofar as these do not conflict with our own objectives and values.

In all our actions, we focus on our clients' best interests. We create customer value by:

- providing those financial services considered best and most appropriate by our clients;
- ensuring continuity in the services provided with a view to the long-term interests of the client;
- showing commitment to our clients and their environment, so that we can contribute to achieving their ambitions.

Rabobank Group structure[7]


9 million clients
1.49 million members
269 member banks
Rabobank Nederland
Wholesale banking and international retail banking
Corporate Clients
• Rabobank International
Market support domestic retail banking
• Private individuals
• SME
• Private Banking
Group departments
• Co-operative and Management Issues
• Group ICT
• Credit control
• Shared Services & Facilities
• Other corporate departments and services
Insurance, Pensions Occupational health and safety
• Interpolis
Asset management Investment
• Robeco Group
• Schretlen & Co
• Alex
Leasing
• De Lage Landen
Real estate
• Rabo Vastgoed
• FGH Bank
Other Group units
• Obvion

7) Effectenbank Stroeve and Gilde are not included in the Rabobank Group structure, as they were sold after the period under review.

Colophon

Published
Rabobank Nederland Communications

Art direction and design
Borghouts Design, Haarlem

Photographs
Tjeerd Fonk, Amsterdam

English translation
Ernst & Young Translation Bureau, The Hague

Production co-ordination
Kobalt Media Services, Amstelveen

Prepress
NEROC'VGM, Amsterdam

Printers
Thieme, Amsterdam

Materials used
This report was printed using environmentally friendly materials. Mineral oil-free Reflecta ECO ink was used on 250 gram and 135 gram PhoeniXmotion Xantur paper.

Disclaimer
This Report is a translation of the Dutch Report. In the event of any conflict in interpretation, the Dutch orginal takes precedence.

Annual Reports
Rabobank Group publishes the following Annual Reports:

- Annual Report 2004 (in Dutch and in English)
- Consolidated Financial Statements 2004 and other information (in Dutch and in English)
- Annual Responsibility and Sustainability Report 2004 (in Dutch and in English)
- Interim Report 2005 (in Dutch and in English)

For copies of these reports please contact Rabobank Nederland, Communications.

Croeselaan 18, 3521 CB Utrecht
Postbus 17100, 3500 HG Utrecht
Telephone +31 (0)30 - 216 22 98
Fax +31 (0)30 - 216 19 16
E-mail jaarverslagen@rn.rabobank.nl

More annual reports on the Internet

www.rabobankgroep.nl/reports






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Rabobank

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FINAL TERMS

6 October, 2005

RABOBANK NEDERLAND

Issue of EUR 100,000,000 Principal Protected Credit Index Linked Notes 2005 due 2012 (Rabo Credit Strategie Obligatie) Notes due 2012 (the "Notes")
under the EUR 7,000,000,000
Principal Protected Medium Term Note Programme

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Offering Circular dated 1 July, 2005 which constitutes a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the **Prospectus Directive**). This document constitutes the Final Terms Supplement of the Notes described herein for the purposes of Article 16 of the Prospectus Directive and must be read in conjunction with the Offering Circular. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of this Supplement and the Offering Circular. The Offering Circular is available for viewing at Rabobank Nederland, Croeselaan 18, 3521 CB Utrecht, The Netherlands and www.rabobank.nl and copies may be obtained from Rabobank Nederland, Croeselaan 18, 3521 CB Utrecht, The Netherlands.

A reference herein to a "Condition" shall be to the relevant Condition as set out in the Offering Circular.

A Dutch and English language summary of the principal terms of the Notes is contained on page 6 and page 15 respectively of the Final Terms Supplement.

1.	Issuer:	Rabobank Nederland
2.	(i) Series Number:	43
	(ii) Tranche Number:	1
3.	Specified Currency or Currencies:	Euro ("**EUR**")
4.	Aggregate Nominal Amount:	
	– Tranche:	EUR 100,000,000
	– Series:	EUR 100,000,000
5.	Issue Price of Tranche:	100.00 per cent.
6.	Specified Denominations:	EUR 1,000
7.	(i) Issue Date:	6 October, 2005
	(ii) Interest Commencement Date:	6 October, 2005
8.	Maturity Date:	The earlier of: (a) 9 October, 2012 or if such day falls on a date which is not a Business Day, the next following Business Day (the "**Scheduled Maturity Determination Date**"); or (b) if a Calculation Disruption Event occurs in respect of

the Scheduled Maturity Determination Date, the relevant Undisrupted Payment Determination Date (as each such term is defined in Part I of the Appendix hereto). The Undisrupted Payment Determination Date with respect to the Scheduled Maturity Determination Date will fall no later than the 10th Dealing Day following the Scheduled Maturity Determination Date.

9. Interest Basis:	See Appendix
10. Redemption/Payment Basis:	See Appendix
11. Change of Interest Basis or Redemption/Payment Basis:	Not Applicable
12. Call Option: *(Condition 4*(c)	Not Applicable
13. Status of the Notes:	Senior
14. Method of distribution:	Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

15. **Fixed Rate Note Provisions:**	Not Applicable
16. **Floating Rate Note Provisions**	Not Applicable

PROVISIONS RELATING TO ZERO COUPON NOTES

17. **Zero Coupon Note Provisions:**	Not Applicable

PROVISIONS RELATING TO DUAL CURRENCY NOTES

18. **Dual Currency Note Provisions:**	Not Applicable

PROVISIONS RELATING TO EQUITY LINKED NOTES

19. **Equity Linked Note Provisions:** *(Condition 5)*	Not Applicable

PROVISIONS RELATING TO INDEX LINKED NOTES

20. **Index Linked Note Provisions:**	Not Applicable

PROVISIONS RELATING TO REDEMPTION

21. **Issuer Call:** *(Condition 4(c))*	See Appendix
22. Issuers option to redeem on basis of Nationalisation or Insolvency in relation to Equity Linked Notes: *(Condition 4(d))*	Not Applicable
23. Final Redemption Amount of each Note: *(Condition 4(a))*	See Appendix
24. Early Redemption Amount of each	See Appendix

	Note payable on redemption for taxation reasons or on Event of Default and/or the method of calculating the same (if required or if different from that set out in *Condition 4(e)*):	
25.	Price Information and Purchase Offer:	Not Applicable

GENERAL PROVISIONS APPLICABLE TO THE NOTES

26.	Domestic Note: (if domestic Note, there will be no gross-up for withholding tax): *(Condition 8)*	No
27.	Form of Notes: *(Condition 1)*	Temporary Global Note exchangeable for a Permanent Global Note which is exchangeable for Definitive Notes in the circumstances set out in the Permanent Global Note and/or by the holder giving 60 days notice to the Fiscal Agent of its election for exchange
28.	Additional Financial Centre(s) or other special provisions relating to Payment Day: *(Condition 7(e))*	Not Applicable
29.	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No.
30.	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment: *(Conditions 3(d) and 4(g))*	Not Applicable
31.	Details relating to Instalment Notes: amount of each instalment, date on which each payment is to be made: *(Condition 4(f))*	Not Applicable
32.	Redenomination applicable:	Redenomination not applicable
33.	Calculation Agent:	Rabobank International
34.	Other final terms:	See Appendix

DISTRIBUTION

35.	(i) If syndicated, names addresses of Managers:	Not Applicable

(ii) Date of Subscription Agreement: Not Applicable

(iii) Stabilising Manager (if any): Rabobank International

36. If non-syndicated, name of relevant Dealer: Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (trading as Rabobank International) acting through its London Branch at Thames Court, One Queenhithe, London EC4V 3RL

37 Total commission and concession: EUR 1,885,240.00

38. Whether TEFRA D or TEFRA C rules applicable or TEFRA rules not applicable: TEFRA D

39. Additional selling restrictions: Not Applicable

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the EUR 7,000,000,000 Principal Protected Medium Term Note Programme of Rabobank Nederland.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms. To the best of the knowledge of the Issuer (having taken all reasonable care to ensure that such is the case) the information contained in this Final Terms Supplement is in accordance with the facts and does not omit anything likely to affect the import of such information. "Information on the iTraxx® Europe Index" and "Information on the Dow Jones CDX.NA.IG Index" have been extracted from publicly available sources and information provided to the Arranger under licence. The Issuer confirms that such information has been accurately reproduced and that, so far as it is aware, and is able to ascertain from information published by such sources, no facts have been omitted which would render the reproduced information inaccurate or misleading.

Signed on behalf of the Issuer:

By:__________________________

Duly authorised

PART B – OTHER INFORMATION

1. LISTING

(a)	Listing	Euronext Amsterdam
(b)	Admission to trading:	Application has been made for the Notes to be admitted to trading on Euronext Amsterdam with effect from 6 October 2005
(c)	Estimate of total expenses related to admission to trading:	EUR 10,000

2. RATINGS

Ratings: The Notes to be issued are unrated.

3. NOTIFICATION

The Netherlands Authority for the Financial Markets (Autoriteit Financiële Markten) has provided the competent authorities of Germany, Austria, Belgium, the United Kingdom, Luxembourg, France, Spain, Denmark, Sweden, Finland, Norway and Italy with a certificate of approval attesting that the Prospectus has been drawn up in accordance with the Prospectus Directive.

4. INTERESTS OF NATURAL AND LEGAL PERSONS INVOLVED IN THE ISSUE

Save for any fees payable to the Dealer, the Portfolio Manager and the Determination Agent, so far as the Issuer is aware, no person involved in the issue of the Notes has an interest material to the offer.

5. REASONS FOR THE OFFER, ESTIMATED NET PROCEEDS AND TOTAL EXPENSES

(a)	Reasons for the offer:	See "Use of Proceeds" in Offering Circular
(b)	Estimated net proceeds:	EUR 98,114,760.00
(c)	Estimated total expenses:	EUR 250,000. No other expenses, and no taxes, shall be paid out from the issue proceeds on the issue of the Notes.

6. YIELD (*Fixed Rate Notes Only*)

Indication of yield: Not Applicable

7. HISTORIC INTEREST RATES (*Floating Rates Notes only*)

Not Applicable

8. PERFORMANCE OF INDEX/FORMULA, EXPLANATION OF EFFECT ON VALUE OF INVESTMENT AND ASSOCIATED RISKS AND OTHER INFORMATION CONCERNING THE UNDERLYING

See Appendix 1 hereto

9. PERFORMANCE OF RATE(S) OF EXCHANGE AND EXPLANATION OF EFFECT ON VALUE OF INVESTMENT AND OTHER INFORMATION CONCERNING THE UNDERLYING

Not Applicable

10. PERFORMANCE OF UNDERLYING, EXPLANATION OF EFFECT ON VALUE OF INVESTMENT AND ASSOCIATED RISKS AND OTHER INFORMATION CONCERNING THE UNDERLYING

See Appendix 1 hereto

11. OPERATIONAL INFORMATION

(a)	ISIN Code:	XS0227443131
(b)	Common Code:	022744313
(c)	Fondscode:	15513
(d)	Any clearing system(s) other than Euroclear Bank S.A/N.V and Clearstream Banking société anonyme and the relevant identification number(s):	Not Applicable
(e)	Delivery:	Delivery against payment
(f)	Names and addresses of additional Paying Agent(s) (if any):	Not Applicable
(g)	Offer Period:	The offer of the Notes is expected to open at 09:00 hours (Amsterdam time) on 22 August 2005 and close at 17:00 hours (Amsterdam time)

on 15 September 2005 or such earlier or later date or time as the Issuer may determine and will be announced in the Euronext Amsterdam Daily Official List and in a daily newspaper, expected to be Het Financieele Dagblad. The aggegrate principal amount of the Notes to be issued and allotted will be announced by the Issuer at 12:00 hours (Amsterdam time) on 16 September 2005 or such earlier or later date or time as the Issuer may determine and will be announced in the Euronext Amsterdam Daily Official List and in a daily newspaper, expected to be Het Financieele Dagblad. No dealing in the Notes will be possible before the aggregate principal amount of the Notes is announced as set out above.

The Notes shall be offered to retail investors in the Netherlands and to certain institutional investors elsewhere in Europe.

(h)	Reduction of subscriptions:	Subscriptions in excess of the Issue Amount will be reduced systematically. Reduction will be announced by the Issuer at 12:00 hours(Amsterdam time) on 14 September 2005 or such earlier or later date or time as the Issuer may determine and will be announced in the Euronext Amsterdam Daily Official List and in a daily newspaper, expected to be Het Financieele Dagblad.
(i)	Maximum and minimum subscription amount:	No maximum and EUR 1,000 minimum subscription amount

Execution copy

Final Terms

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank International Equity Derivatives)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch
(Australian Business Number 70 003 917 655)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Singapore Branch
(Singapore Company Registration Number F03634W)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

Euro 60,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity
COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)

SERIES NO: 1468A
TRANCHE NO: 1

MXN 1,000,000,000 Zero Coupon. Notes 2005 due 5 October 2015 (the "Notes")

Issue Price: 44.20 per cent.

Rabobank International **TD Securities**

The date of these Final Terms is 03 October 2005.

FORM OF FINAL TERMS

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Offering Circular dated 11 July 2005 as supplemented on September 8, 2005 (together the "Offering Circular"), which constitutes a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the "Prospectus Directive"). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with the Offering Circular, as so supplemented. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Offering Circular. The Notes will be issued on the terms of these Final Terms read together with the Offering Circular. Each Issuer accepts responsibility for the information contained in these Final Terms which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes. The Offering Circular is available for viewing at, and copies may be obtained from, Rabobank Nederland at Croeselaan 18, 3521 CB Utrecht, the Netherlands and the principal office in England of the Arranger and of the Paying Agent in Luxembourg and Amsterdam.

1	Issuer:		Coöperatieve Centrale Raiffeissen-Boerenleenbank B.A. (Rabobank Nederland)
2	(i)	Series Number:	1468A
	(ii)	Tranche Number:	1
3	Specified Currency or Currencies:		Mexican Pesos (MXN)
4	Aggregate Nominal Amount:		
	(i)	Tranche:	MXN 1,000,000,000
	(ii)	Series:	MXN 1,000,000,000
5	Issue Price:		44.20 per cent. of the Aggregate Nominal Amount
6	Specified Denominations:		MXN 1,000 and multiples thereof
7	(i)	Issue Date:	05 October 2005
	(ii)	Interest Commencement Date (if different from the Issue Date):	Not applicable
8	Maturity Date:		05 October 2015
9	Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax)		No
10	Interest Basis:		Zero Coupon
11	Redemption/Payment Basis:		Redemption at par
12	Change of Interest or Redemption/Payment Basis:		Not Applicable
13	Put/Call Options:		Not Applicable

14	(i)	Status of the Notes:	Senior
	(ii)	Date approval for issuance of Notes obtained:	Not Applicable
15		Method of distribution:	Syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16		**Fixed Rate Note Provisions**	Not Applicable
17		**Floating Rate Provisions**	Not Applicable
18		**Zero Coupon Note Provisions**	Applicable
	(i)	Ammortisation Yield (Condition 7(b)):	8.507 per cent. per annum
	(ii)	Reference price:	44.20 per cent
	(iii)	Day Count Fraction (Condition 1(a)):	Actual/Actual ISMA
	(iv)	Any other formula/basis of determining amount payable:	Not Applicable
19		**Index Linked Interest Note Provisions**	Not Applicable
20		**Equity Linked Interest Note Provisions**	Not Applicable
21		**Dual Currency Note Provisions**	Not Applicable

PROVISIONS RELATING TO REDEMPTION

22		**Call Option**	Not Applicable
23		**Put Option**	Not Applicable
24		**Final Redemption Amount (all Notes except Equity Linked Redemption Notes and Index Linked Redemption Notes) of Each Note**	MXN 1,000 per Note of MXN 1,000 specified denomination
25		**Final Redemption Amount (Equity Linked Redemption Notes)**	Not Applicable
26		**Final Redemption Amount (Index Linked Redemption Notes)**	Not Applicable
27		**Early Redemption Amount**	
	(i)	Early Redemption Amount(s) of each Note payable on redemption for taxation reasons (Condition 7(c)) or an event of default (Condition 13) and/or the method of calculating the same (if required or if different from that set out in the Conditions):	Yes, as set out in Conditions

	(ii)	Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(c)):	Yes
	(iii)	Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 10(f)):	Yes
	(iv)	Early Redemption Amount of each Note payable on redemption pursuant to Condition 7(g):	Not Applicable

GENERAL PROVISIONS APPLICABLE TO THE NOTES

28	**Form of Notes**		Bearer Notes
	(i)	Temporary or permanent Global Note/Certificate:	Temporary Global Note exchangeable for a permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note
	(ii)	Applicable TEFRA exemption:	D Rules
29	Financial Centre(s) (Condition 10(h)) or other special provisions relating to payment dates:		London, Mexico City, TARGET
30	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):		No
31	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:		Not Applicable
32	Details relating to Instalment Notes:		Not Applicable
33	Redenomination, renominalisation and reconventioning provisions:		Not Applicable
34	Consolidation provisions:		Not Applicable
35	Other terms or special conditions:		So long as Bearer Notes are represented by a temporary Global Note and the temporary Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 17, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system

shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system.

DISTRIBUTION

36	(i)	If syndicated, names and addresses of Managers:	Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank International) Thames Court 1 Queenhithe London EC4V 3RL The Toronto-Dominion Bank Triton Court, 14/18 Finsbury Square London EC2A 1DB
	(ii)	Stabilising Manager (if any):	The Toronto-Dominion Bank
	(iii)	Dealers' Commission:	1.50 per cent. selling concession 0.5 per cent. combined management and underwriting commission
37		If non-syndicated, name and address of Dealer:	Not Applicable
38		Additional selling restrictions:	US The Notes have not been and will not be registered under the United States Securities Act of 1933, as amended (the "Securities Act") and are subject to US tax law requirements. Accordingly, Notes may not be offered, sold or delivered in the United States or to US persons except to the extent permitted by the Subscription Agreement. The Notes are not eligible for sale under Rule 144A under the Securities Act. TEFRA D; Cat. 2 are applicable as more fully specifically described in the Offering Circular and Subscription Agreement. Mexico The Notes will not be offered publicly in Mexico and any offering materials will not be distributed publicly in Mexico.
39		Subscription period:	Not Applicable

GENERAL

40	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 14(a):	Not Applicable

41	The aggregate principal amount of Notes issued has been translated into Euro at the rate of 0.075051 producing a sum of (for Notes not denominated in Euro):	Euro 75,051,000
42	In the case of Notes listed on Eurolist by Euronext Amsterdam N.V.:	Not Applicable

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the Euro 60,000,000,000 Global Medium Term Note Programme of Rabobank Nederland.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer:

By: ....

Duly authorised

PART B – OTHER INFORMATION

1 Listing

(i)	Listing:	Luxembourg
(ii)	Admission to Trading:	Application has been made for the Notes to be admitted to trading on the Luxembourg Stock Exchange with effect from 05 October 2005.
(iii)	Estimate of total expenses related to admission to trading:	EUR 6,500

2 Ratings

Rating: The Notes have been rated Aaa by Moody's, AAA by Standard & Poor's and AA+ by Fitch

3 Notification

The Dutch Authority for the Financial Markets (Stichting Autoriteit Financiële Markten) has provided the competent regulatory authorities of the following countries with a certificate of approval attesting that the Offering Circular has been drawn up in accordance with the Prospectus Directive: Luxembourg, UK, Belgium, Germany, Finland, Sweden, Norway and Austria.

4 Interests of natural and legal persons involved in the issue

Save as disclosed in the Offering Circular, so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

5 Reasons for the offer, estimated net proceeds and total expenses

(i)	Reasons for the offer:	Banking business
(ii)	Estimated net proceeds	MXN 421,700,000
(iii)	Estimated total expenses:	Approx. MXN 300,000 (excluding dealers' commission)

6 Yield *(Fixed Rate Notes Only)*

Indication of yield:

Not Applicable

7 Historic interest rates *(Floating Rate Notes only)*

Not Applicable

8 Performance of index/formula, explanation of effect on value of investment and associated risks and other information concerning the underlying *(Index-Linked Notes only)*

Not Applicable

9 Performance of rate[s] of exchange and explanation of effect on value of investment *(Dual Currency Notes only)*

Not Applicable

10 Performance of underlying, explanation of effect on value of investment and associated risks and information concerning the underlying *(Equity-Linked Notes only)*

Not Applicable

11 Operational information

(i)	ISIN Code:	XS0230389198
(ii)	Common Code:	023038919
(iii)	Fondscode:	Not Applicable
(iv)	WKN (German security code):	A0GFUK
(v)	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant number(s):	Not Applicable
(vi)	Delivery:	Delivery against payment
(vii)	Names and addresses of additional or other Paying Agents (if any):	Not Applicable

Signed on behalf of the Issuer:

By: ______________________
Duly authorised

EXECUTION COPY

Final Terms

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A. (RABOBANK INTERNATIONAL EQUITY DERIVATIVES)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) AUSTRALIA BRANCH
(Australia Business Number 70 003 917 655)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) SINGAPORE BRANCH
(Singapore Company Registration Number F03634W)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

Euro 60,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity

SERIES NO: 1469A
TRANCHE NO: 1
TRY 50,000,000 11.375 per cent. Notes 2005 due 2010

Issue Price: 101.2584 per cent

Rabobank International | **UBS Investment Bank**

Danske Bank | **Deutsche Bank**

RBC Capital Markets | **TD Securities**

The date of these Final Terms is 3 October 2005

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Offering Circular dated 11 July 2005, as supplemented by (i) a supplemental offering circular relating to the terms and conditions of the notes set out in the offering circular dated 7 October 2003, (ii) a supplemental offering circular relating to the terms and conditions of the notes set out in the offering circular dated 15 October 2004 and (iii) a supplemental offering circular relating to an addition to the risk factors set forth in the offering circular dated 11 July 2005, in each case dated 8 September 2005 (together, the "**Offering Circular**"), which constitutes a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the "**Prospectus Directive**"). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with the Offering Circular. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Offering Circular. The Notes will be issued on the terms of these Final Terms read together with the Offering Circular. Each Issuer accepts responsibility for the information contained in these Final Terms which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes. The Offering Circular is available for viewing at, and copies may be obtained from, Rabobank Nederland at Croeselaan 18, 3521 CB Utrecht, the Netherlands and the principal office in England of the Arranger and of the Paying Agent in Luxembourg and Amsterdam.

1	Issuer:		Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2	(i)	Series Number:	1469A
	(ii)	Tranche Number:	1
3	Specified Currency or Currencies:		Turkish Lira ("**TRY**")
4	Aggregate Nominal Amount:		
	(i)	Tranche:	TRY 50,000,000
	(ii)	Series:	TRY 50,000,000
5		Issue Price:	101.2584 per cent. of the Aggregate Nominal Amount
6	Specified Denominations:		TRY 1,000
7	(i)	Issue Date:	5 October 2005
	(ii)	Interest Commencement Date (if different from the Issue Date):	Not Applicable
8	Maturity Date:		5 October 2010
9	Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax)		No
10	Interest Basis:		11.375 per cent. Fixed Rate
11	Redemption/Payment Basis:		Redemption at par

12	Change of Interest or Redemption/Payment Basis:	Not Applicable
13	Put/Call Options:	Not Applicable
14	(i) Status of the Notes:	Senior
	(ii) Date approval for issuance of Notes obtained:	Not Applicable
15	*Method of distribution:*	Syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16	**Fixed Rate Note Provisions**	Applicable
	(i) Rate of Interest:	11.375 per cent. per annum payable annually in arrear
	(ii) Interest Payment Date(s):	5 October in each year commencing 5 October 2006 and ending on the Maturity Date
	(iii) Fixed Coupon Amount:	TRY 113.75 per TRY 1,000 in nominal amount
	(iv) Broken Amount:	Not Applicable
	(v) Day Count Fraction (Condition 1(a)):	Actual/Actual-ICMA
	(vi) Determination Date(s) (Condition 1(a)):	Each Interest Payment Date
	(vii) Other terms relating to the method of calculating interest for Fixed Rate Notes:	Not Applicable
17	**Floating Rate Provisions**	Not Applicable
18	**Zero Coupon Note Provisions**	Not Applicable
19	**Index Linked Interest Note Provisions**	Not Applicable
20	**Equity Linked Interest Note Provisions**	Not Applicable
21	**Dual Currency Note Provisions**	Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	**Call Option**	Not Applicable
23	**Put Option**	Not Applicable
24	**Final Redemption Amount (all Notes except Equity Linked Redemption Notes and Index Linked Redemption Notes) of Each Note**	TRY 1,000 per Note of TRY 1,000 Specified Denomination

25	**Final Redemption Amount (Equity Linked Redemption Notes)**	Not Applicable
26	**Final Redemption Amount (Index Linked Redemption Notes)**	Not Applicable
27	**Early Redemption Amount**	
	(i) Early Redemption Amount(s) of each Note payable on redemption for taxation reasons (Condition 7(c)) or an event of default (Condition 13) and/or the method of calculating the same (if required or if different from that set out in the Conditions):	Yes, as set out in the Conditions
	(ii) Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(c)):	Yes
	(iii) Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 10(f)):	Yes
	(iv) Early Redemption Amount of each Note payable on redemption pursuant to Condition 7(g):	Not Applicable

GENERAL PROVISIONS APPLICABLE TO THE NOTES

28	**Form of Notes**	Bearer Notes
	(i) Temporary or permanent Global Note/Certificate:	Temporary Global Note exchangeable for a permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note
	(ii) Applicable TEFRA exemption:	D Rules
29	Financial Centre(s) (Condition 10(h)) or other special provisions relating to payment dates:	Istanbul, London and TARGET
30	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
31	Details relating to Partly Paid Notes: amount of each payment	Not Applicable

	comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	
32	Details relating to Instalment Notes:	Not Applicable
33	Redenomination, renominalisation and reconventioning provisions:	Not Applicable
34	Consolidation provisions:	Not Applicable
35	Other terms or special conditions:	So long as the Notes are represented by a temporary Global Note or a permanent Global Note and the temporary Global Note or the permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 17, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders except that so long as the Notes are listed on the Luxembourg Stock Exchange and the rules of that exchange so require, notices shall also be published in a leading newspaper having general circulation in Luxembourg (which is expected to be the d'Wort). Any notice thus delivered to that clearing system shall be deemed to have been given to Noteholders on the day on which that notice is delivered to the clearing system

DISTRIBUTION

36	(i)	If syndicated, names and addresses of Managers:	**Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank International)** Croeselaan 18 3521 CB Utrecht The Netherlands **UBS Limited** 1 Finsbury Avenue London EC2M 2PP United Kingdom **Danske Bank A/S** 2-12 Holmens Kanal DK-1092 Copenhagen K Denmark **Deutsche Bank AG, London Branch** Winchester House 1 Great Winchester Street London EC2N 2DB United Kingdom

		Royal Bank of Canada Europe Limited 71 Queen Victoria Street London EC4V 4DE United Kingdom **The Toronto-Dominion Bank** Triton Court 14/18 Finsbury Square London EC2A 1DB United Kingdom
	(ii) Stabilising Manager (if any):	None
	(iii) Dealers' Commission:	Combined management, underwriting and selling commission of 1.875 per cent. of the Aggregate Notional Amount of the Notes
37	If non-syndicated, name and address of Dealer:	Not Applicable
38	Additional selling restrictions:	**Turkey** Pursuant to Article 15 of Decree No. 32 containing the Foreign Exchange Rules of Turkey, the purchase and sale of the Notes issued in a foreign jurisdiction by the Managers to persons resident in Turkey are permitted and are not subject to restrictions, except that the transfers relating to the purchase or sale of such Notes should be made through authorised banks or intermediary institutions authorised to carry out securities transactions according to the Capital Market Legislation of Turkey. It is not permitted to distribute any disclosure documents relating to the issue of the Notes in Turkey without observing the provisions of the Communique III, No. 20 of the Capital Market Board regarding the Sale of Foreign Capital Market Instruments in Turkey.
39	Subscription period:	Not Applicable

GENERAL

40	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 14(a):	Not Applicable
41	The aggregate principal amount of Notes issued has been translated into Euro at the rate of 0.611571, producing a sum of (for Notes not denominated in Euro):	Euro 30,578,550
42	In the case of Notes listed on Eurolist by Euronext Amsterdam N.V.:	

(i)	Numbering and letters:	Not Applicable
(ii)	Whether CF-Form Notes will be issued:	Not Applicable
(iii)	Numbering and letters of CF-Form Notes:	Not Applicable
(iv)	Amsterdam Listing Agent:	Not Applicable
(v)	Amsterdam Paying Agent:	Not Applicable

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the Euro 60,000,000,000 Global Medium Term Note Programme of the Issuer.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer:

By: ....

Duly authorised

PART B – OTHER INFORMATION

1 LISTING

(i)	Listing:	Luxembourg
(ii)	Admission to Trading:	Application has been made for the Notes to be admitted to trading on the Official List of the Regulated Market of the Luxembourg Stock Exchange with effect from 5 October 2005
(iii)	Estimate of total expenses related to admission to trading:	Euro 1,975

2 RATING

Rating: The Notes have been rated Aaa, AA+ and AAA by Moody's Investors Service, Inc. ("**Moody's**"), Fitch Ratings Ltd. ("**Fitch**") and Standard & Poor's Ratings Services ("**Standard & Poor's**"), respectively.

As defined by Moody's an Aaa rating means that the Notes are judged to be of the highest quality, with minimal credit risk. As defined by Fitch an AA+ rating means that the Notes are judged to be of a very high credit quality and denote expectations of low credit risk. It indicates very strong capacity for payment of financial commitments and is not significantly vulnerable to foreseeable events. As defined by Standard & Poor's, an AAA rating means that the Notes has the highest rating assigned by Standard & Poor's and that the Issuer's capacity to meet its financial commitment on the obligation is extremely strong.

3 NOTIFICATION

The Netherlands Authority for the Financial Markets (*Autoriteit Financiële Markten*) has provided each of the *Commission de surveillance du secteur financier* in Luxembourg and the *Bundesanstalt für Finanzdienstleistungsaufsicht (BaFin)* in Germany with a certificate of approval attesting that the Offering Circular has been drawn up in accordance with the Prospectus Directive.

4 INTERESTS OF NATURAL AND LEGAL PERSONS INVOLVED IN THE OFFER

So far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

5 REASONS FOR THE OFFER, ESTIMATED NET PROCEEDS AND TOTAL EXPENSES

(i)	Reasons for the offer:	Banking business
(ii)	Estimated net proceeds	TRY 49,691,700
(iii)	Estimated total expenses:	TRY 937,500 (comprising of Dealers' commission only)

6 YIELD

Indication of yield: 11.475 per cent. per annum

This is the yield-to-maturity and is calculated as the rate of return anticipated on the Notes as if they will be held until the Maturity Date. The calculation of the yield-to-maturity takes into account the re-offer price of the Notes, the Aggregate Nominal Amount of the Notes, the Rate of Interest and the time to Maturity. It is also assumed that all coupons are reinvested at the same rate.

The yield is calculated at the Issue Date on the basis of the re-offer price of the Notes. It is NOT an indication of future yield.

7 HISTORIC INTEREST RATES

Not Applicable

8 PERFORMANCE OF INDEX/FORMULA, EXPLANATION OF EFFECT ON VALUE OF INVESTMENT AND ASSOCIATED RISKS AND OTHER INFORMATION CONCERNING THE UNDERLYING

Not Applicable

9 PERFORMANCE OF RATES OF EXCHANGE AND EXPLANATION OF EFFECT ON VALUE OF INVESTMENT

Not Applicable

10 PERFORMANCE OF UNDERLYING, EXPLANATION OF EFFECT ON VALUE OF INVESTMENT AND ASSOCIATED RISKS AND INFORMATION CONCERNING THE UNDERLYING

Not Applicable

11 OPERATIONAL INFORMATION

(i)	ISIN Code:	XS0230908302
(ii)	Common Code:	023090830
(iii)	Fondscode:	Not Applicable

(iv)	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant number(s):	Not Applicable
(v)	Delivery:	Delivery against payment
(vi)	The Agents appointed in respect of the Notes are:	Not Applicable

Signed on behalf of the Issuer:

By: ______________________

Duly authorised

Printopdracht van:

DanhofJC

Datum: 10/6/2005
Tijd: 8:30:13 AM


RECEIVED
2005 NOV 28 A 11:23



SUPPLEMENT

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A. (RABOBANK NEDERLAND)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A. (RABOBANK INTERNATIONAL EQUITY DERIVATIVES)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A. (RABOBANK NEDERLAND) AUSTRALIA BRANCH
(Australia Business Number 70 003 917 655)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A. (RABOBANK NEDERLAND) SINGAPORE BRANCH
(Singapore Company Registration Number F03634W)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

Euro 60,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity

SERIES NO: 1484A
TRANCHE NO: 1
EUR 100,000,000 Index Linked Medium Term Notes 2005 due 2015

Issue Price: 100 per cent

Banc of America Securities

The date of this Supplement is 31 October 2005


Rabobank

SUPPLEMENT TO THE OFFERING CIRCULAR

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Offering Circular dated July 11, 2005, as supplemented by (i) a supplemental offering circular relating to the terms and conditions of the notes set out in the offering circular dated 7 October 2003, (ii) a supplemental offering circular relating to the terms and conditions of the notes set out in the offering circular dated 15 October 2004 and (iii) a supplemental offering circular relating to an addition to the risk factors set forth in the offering circular dated 11 July 2005, in each case dated 8 September 2005 (together, the "**Offering Circular**"), which constitutes a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the "**Prospectus Directive**"). This document (the "**Supplement**") constitutes the Supplement to the Offering Circular in respect of the Notes described herein for the purposes of Article 16 of the Prospectus Directive and must be read in conjunction with the Offering Circular. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of this Supplement and the Offering Circular. The Notes will be issued on the terms of this Supplement read together with the Offering Circular. Each Issuer accepts responsibility for the information contained in this Supplement which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes. The Offering Circular and this Supplement are available for viewing at, and copies may be obtained from, Rabobank Nederland at Croeselaan 18, 3521 CB Utrecht, The Netherlands and the principal office in the United Kingdom of the Dealer and of the Paying Agent in Luxembourg and Amsterdam.

1	Issuer:		Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2	(i)	Series Number:	1484A
	(ii)	Tranche Number:	1
3	Specified Currency or Currencies:		Euro ("EUR")
4	Aggregate Nominal Amount:		
	(i)	Tranche:	EUR 100,000,000
	(ii)	Series:	EUR 100,000,000
5		Issue Price:	100 per cent. of the Aggregate Nominal Amount
6	Specified Denominations:		EUR 50,000
7	(i)	Issue Date:	2 November 2005
	(ii)	Interest Commencement Date (if different from the Issue Date):	Not Applicable
8	Maturity Date:		2 November 2015, subject to (i) the Modified Following Business Day Convention and (ii) Condition 9(c).
9	Domestic Note: (if Domestic *Note, there will be no gross-up*		No



	for withholding tax)	
10	Interest Basis:	Index Linked Interest (further particulars set out in item 19 of Part A)
11	Redemption/Payment Basis:	Redemption at par
12	Change of Interest or Redemption/Payment Basis:	Not Applicable
13	Put/Call Options:	Not Applicable
14	(i) Status of the Notes:	Senior
	(ii) Date approval for issuance of Notes obtained:	Not Applicable
15	Method of distribution:	Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16	**Fixed Rate Note Provisions**	Not Applicable
17	**Floating Rate Provisions**	Not Applicable
18	**Zero Coupon Note Provision**	Not Applicable
19	**Index Linked Interest Note Provisions**	Applicable
	(i) Index/formula:	In respect of each Specified Interest Payment Date, the Rate of Interest shall be determined by the Calculation Agent as follows:

- In the event that on any previous Index Valuation Date the Lowest Performance (as defined below) was greater than or equal to 120 per cent.; then the Rate of Interest for the related Interest Period shall be 5.85 per cent. per annum.

- In all other cases:

- In the event that the Lowest Performance on the relevant Index Valuation Date is greater than or equal to the Barrier Level (as defined below), then the Rate of Interest for the related Interest Period shall be a percentage per annum calculated as follows:

((i * 5.85 per cent.) – Accumulated Coupons (i))

Where:

For i=1, Accumulated Coupons (1)=0 ; and
For i>1, Accumulated Coupons (i) is equal to the sum of all Interest Amounts (i) from i=1 to (i-1).

- In the event that the Lowest Performance on the relevant Index Valuation Date is less than the Barrier Level, then the Rate of Interest shall be 0 per cent.

Where:

"**Accumulated Coupons**" has the meaning set forth in the formula above;

"**Barrier Level**" means 100 per cent.;

"i" means the numerical order (1 through 10) of the relevant date and/or value;

"**Lowest Performance**" for i (i=1...10) means for each i, Min [Performance (i,1), Performance (i,2), Performance (i,3)];

"**Observation Value (i,k)**" means for each Underlying k, the level of the Underlying k at the Valuation Time on Index Valuation Date i;

"**Performance (i,k)**" means for each Underlying k: (Observation Value (i,k)) / (Strike Value k);

"**Strike Date**" means 12 October 2005;

"**Strike Value k**" means for each Underlying k, the following level:

Dow Jones EURO STOXX 50 Index: 3359.85; Standard and Poor's 500 Index: 1177.68; Nikkei 225 Stock Average Index: 13463.74; and

"**Underlying k (k=1...3)**" means each of the following indices: Dow Jones EURO STOXX 50 Index (Bloomberg Code SX5E <Index>), Standard and Poor's 500 Index (Bloomberg Code SPX <Index>) and the Nikkei 225 Stock Average Index (Bloomberg Code NKY <Index>) (each an "**Index**" and together the "**Indices**").

(ii)	Calculation Agent responsible for calculating the interest due:	Bank of America, N.A., c/o Banc of America Securities Limited, 5 Canada Square, London E14 5AQ, United Kingdom
(iii)	Index Valuation Date:	means, in respect of an Index, each of 26 October 2006, 26 October 2007, 27 October 2008, 26 October 2009, 26 October 2010, 26 October 2011, 26 October 2012, 28 October 2013, 27 October 2014 and 26 October 2015 or, if any such day is not a Scheduled Trading Day in respect of such Index, the next following day that is a Scheduled Trading Day for such Index.
(iv)	Sponsor:	means, in respect of the Dow Jones EURO STOXX 50 Index: STOXX Limited, in respect of the Standard and Poor's 500 Index: Standard & Poor's, a division of The McGraw-Hill Companies, Inc., and in respect of the Nikkei 225 Stock Average Index: Nihon Keizai Shimbun, Inc.
(v)	Specified Interest Payment Dates:	2 November 2006, 2 November 2007, 4 November 2008, 2 November 2009, 2 November 2010, 2



		November 2011, 2 November 2012, 5 November 2013, 4 November 2014 and 2 November 2015, subject to (i) the Modified Following Business Day Convention and (ii) Condition 9(c).
(vi)	Business Day Convention:	Modified Following Business Day Convention
(vii)	Business Centre(s) (Condition 1(a)):	TARGET, New York, Tokyo
(viii)	Minimum Rate/Amount of Interest:	0 per cent. per annum
(ix)	Maximum Rate/Amount of Interest:	Not Applicable
(x)	Day Count Fraction (Condition 1(a)):	Not Applicable
(xi)	Other:	For the purposes of the Notes, Condition 9 shall be amended by the addition of a new Condition 9(c) as follows: ***"(c) Consequences of Disrupted Days and Non-Scheduled Trading Days*** Notwithstanding the provisions of any other Condition, if the Calculation Agent determines that a Disrupted Day has occurred on any Index Valuation Date, or if any Specified Interest Payment Date or the Maturity Date is less than five Business Days following the Index Valuation Date, the relevant Specified Interest Payment Date and, if the Specified Interest Payment Date occurs on the final Index Valuation Date, the Maturity Date shall be postponed to the later of (i) the Specified Interest Payment Date and/or the Maturity Date which would otherwise have applied and (ii) the date that is five Business Days following the latest postponed Index Valuation Date in respect of the Indices. For the avoidance of doubt, no additional amounts shall be payable in respect of the postponement of any payment of the Final Redemption Amount and/or any amount of interest in accordance with this Condition 9(c).".

20	**Equity Linked Interest Note Provisions**	Not Applicable
21	**Dual Currency Note Provisions**	Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	**Call Option**	Not Applicable
23	**Put Option**	Not Applicable



24	**Final Redemption Amount (all Notes except Equity Linked Redemption Notes and Index Linked Redemption Notes) of Each Note**	EUR 50,000 per Note of EUR 50,000 Specified Denomination
25	**Final Redemption Amount (Equity Linked Redemption Notes)**	Not Applicable
26	**Final Redemption Amount (Index Linked Redemption Notes)**	Not Applicable
27	**Early Redemption Amount**	
(i)	Early Redemption Amount(s) of each Note payable on redemption for taxation reasons (Condition 7(c)) or an event of default (Condition 13) and/or the method of calculating the same (if required or if different from that set out in the Conditions):	An amount (in the Specified Currency) determined by the Calculation Agent equal to the fair market value of a Note. When determining the fair market value of the Note, the Calculation Agent may take into account an amount (determined by the Calculation Agent) equal to any costs to the Issuer of unwinding, substituting, disposing of or amending any financial instrument or transaction entered into by the Issuer in connection with the Notes together with any costs, expenses, fees or taxes incurred by the Issuer in respect of any such financial instrument or transaction.
(ii)	Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(c)):	Yes
(iii)	Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 8(f)):	Yes
(iv)	Early Redemption Amount of each Note payable on redemption pursuant to Condition 7(g):	Not Applicable

GENERAL PROVISIONS APPLICABLE TO THE NOTES

28	**Form of Notes**	Bearer Notes
(i)	Temporary or permanent Global Note/Certificate:	Temporary Global Note exchangeable for a permanent Global Note which is exchangeable for



		Definitive Notes in the limited circumstances specified in the permanent Global Note
	(ii) Applicable TEFRA exemption:	TEFRA D Rules
29	*Financial Centre(s) (Condition* 10(h)) or other special provisions relating to payment dates:	*For the purposes of Condition 10(h) Financial* Centres shall also include New York and Tokyo The first sentence of Condition 10(h) shall be deemed to be deleted and replaced with the following: "If any date for payment in respect of any Note is not a business day, the holder shall not be entitled to payment until the next following business day, unless it would thereby fall into the next calendar month, in which event such date for payment shall be brought *forward to the immediately preceding business day,* nor to any interest or other sum in respect of such early or postponed payment".
30	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
31	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
32	Details relating to Instalment Notes:	Not Applicable
33	Redenomination, renominalisation and reconventioning provisions:	Not Applicable
34	Consolidation provisions:	Not Applicable
35	*Other terms or special* conditions:	Not Applicable

DISTRIBUTION

36	(i) If syndicated, names and addresses of Managers:	Not Applicable
	(ii) Stabilising Manager (if any):	Not Applicable

	(iii) Dealers' Commission:	Not Applicable
37	If non-syndicated, name and address of Dealer:	Banc of America Securities Limited, 5 Canada Square, London E14 5AQ, United Kingdom
38	Additional selling restrictions:	Not Applicable
39	Subscription period:	Not Applicable

GENERAL

40	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 14(a):	Not Applicable
41	The aggregate principal amount of Notes issued has been translated into Euro at the rate of [•], producing a sum of (for Notes not denominated in Euro):	Not Applicable
42	In the case of Notes listed on Eurolist by Euronext Amsterdam N.V.:	Not Applicable

LISTING AND ADMISSION TO TRADING APPLICATION

This Supplement comprises the supplemental prospectus required to list and have admitted to trading the issue of Notes described herein pursuant to the Euro 60,000,000,000 Global Medium Term Note Programme of Rabobank Nederland.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in this Supplement. Information on the underlying has been extracted from Bloomberg. The Issuer confirms that such information has been accurately reproduced and that, so far as it is aware, and is able to ascertain from information published by Bloomberg, no facts have been omitted which would render the reproduced information inaccurate or misleading.

Signed on behalf of the Issuer:

By: ....

Duly authorised



PART B – OTHER INFORMATION

1 LISTING

(i)	Listing:	Luxembourg Stock Exchange
(ii)	Admission to Trading:	Application has been made for the Notes to be admitted to trading on the Luxembourg Stock Exchange with effect from 2 November 2005
(iii)	Estimate of total expenses related to admission to trading:	EUR 5,000

2 RATING

Rating:	The Notes have been rated AAA by Standard & Poor's Ratings Services. As defined by Standard & Poor's, an AAA rating means that the Notes have the highest rating assigned by Standard & Poor's and that the Issuer's capacity to meet its financial commitment on the obligation is extremely strong.

3 NOTIFICATION

The Netherlands Authority for the Financial Markets has been requested to provide the Commission de Surveillance du Secteur Financier in Luxembourg with a certificate of approval attesting that this Supplement has been drawn up in accordance with the Prospectus Directive.

4 INTEREST OF NATURAL AND LEGAL PERSONS INVOLVED IN THE ISSUE

Save as disclosed in the Offering Circular, so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

5 YIELD *(Fixed Rate Notes Only)*

Indication of yields: Not Applicable

6 HISTORIC INTEREST RATES (Floating Rate Notes only)

Not Applicable

7 PERFORMANCE OF INDEX/FORMULA, ASSOCIATED RISKS AND OTHER INFORMATION CONCERNING THE UNDERLYING

Information concerning the past and future performance and volatility of each Index can be obtained from Bloomberg on the following screen pages: with respect to the Dow Jones Euro Stoxx 50 Index: SX5E Equity HP; with respect to the Standard and Poor's 500 Index: SPX Equity HP; and with respect to the Nikkei 225 Stock Average Index: NKY Equity HP.

Calculation methodology, details of past performance and other background information in respect of each Index may be obtained from the relevant Index Sponsor and/or the relevant screen page.

Potential investors should be aware that they may receive no interest.

Potential investors may lose part of their investment: Potential investors should be aware that they may lose part of their investment in the event of an early redemption of the Notes, as specifically described in Part A, item 27 of this Supplement.

STOXX & DOW JONES DISCLAIMER

STOXX Limited ("STOXX") & DOW JONES & COMPANY, INC. ("Dow Jones") have no relationship to the Issuer or the Dealer of the Notes other than the licensing of the Dow Jones Euro Stoxx 50 SM Index and the related trademarks for use in connection with the Notes.

STOXX and Dow Jones do not:

- Sponsor, endorse, sell or promote the Notes.
- Recommend that any person invest in the Notes or any other securities.
- Have any responsibility or liability for or make any decisions about the timing, amount or pricing of the Notes.
- Have any responsibility or liability for the administration, management or marketing of the Notes.
- Consider the needs of the Notes or the holders of the Notes in determining, composing or calculating the Dow Jones Euro Stoxx 50 SM Index or have any obligation to do so.

STOXX and Dow Jones will not have any liability in connection with the Notes. Specifically,

- STOXX and Dow Jones do not make any warranty, express or implied and disclaim any and all warranty about:
    - The results to be obtained by the Notes, the holder of the Notes or any other person in connection with the use of the Dow Jones Euro Stoxx 50 SM Index and the data included in the Dow Jones Euro Stoxx 50 SM Index;
    - The accuracy or completeness of the Dow Jones Euro Stoxx 50 SM Index and its data;
    - The merchantability and the fitness for a particular purpose or use of the Dow Jones Euro Stoxx 50 SM Index and its data;
    - STOXX and Dow Jones will have no liability for any errors, omissions or interruptions in the Dow Jones Euro Stoxx 50 SM Index or its data;
    - Under no circumstances will STOXX or Dow Jones be liable for any lost profits or indirect, punitive, special or consequential damages or losses, even if STOXX or Dow Jones knows that they might occur.

NKS/NIKKEI 225 DISCLAIMER

Nihon Keizai Shimbun, Inc. ("NKS") is under no obligation to continue the calculation and dissemination of the Nikkei 225 Stock Average Index. The Notes are not sponsored, endorsed, sold or promoted by NKS. No reference should be drawn from the information contained in this Supplement that NKS makes any representation or warranty, implied or express, to the Issuer, the Dealer of the Notes, the holders of the Notes or any member of the public regarding the advisability of investing in securities generally or in the Notes in particular or the ability of the Nikkei 225 Stock Average Index to track general stock market performance. NKS has no obligation to take the needs of the Issuer, the Dealer or the holders of the Notes into consideration in determining, composing or calculating the Nikkei 225 Stock Average Index. NKS is not responsible



for, and has not participated in the determination of the timing of, prices for, or quantities of, the Notes to be issued or in the determination or calculation of the equation, by which the Notes are to be settled in cash. NKS has no obligation or liability in connection with the administration, marketing or trading of the Notes.

S&P DISCLAIMER

None of the Notes is in any way sponsored, endorsed, sold or promoted by Standard & Poor's, a division of The McGraw-Hill Companies, Inc. ("S&P"). S&P makes no representation or warranty, express or implied, to the holders of Notes or any member of the public regarding the advisability of investing in securities generally or in any Notes or the ability of the Standard and Poor's 500 Index to track general stock market performance. S&P's only relationship to the Issuer and/or the Dealer of the Notes is the licensing of certain trademarks and the tradenames of S&P and of the Standard and Poor's 500 Index which is determined, composed and calculated by S&P without regard to the Issuer, the Dealer or any Notes. S&P has no obligation to take the needs of the Issuer, the Dealer or the holders of Notes into consideration in determining, composing or calculating the Standard and Poor's 500 Index. S&P is not responsible for and has not participated in the determination of the timing of, prices at, or quantities of the Notes to be issued, sold, purchased, written or entered into by the Issuer, the Dealer or under the programme to which the Supplement relates. S&P has no obligation or liability in connection with the administration or marketing of the Notes or such programme.

S&P DOES NOT GUARANTEE THE ACCURACY AND/OR THE COMPLETENESS OF THE STANDARD AND POOR'S 500 INDEX OR ANY DATA INCLUDED THEREIN AND S&P SHALL HAVE NO LIABILITY FOR ANY ERRORS, OMISSIONS, OR INTERRUPTIONS THEREIN.

S&P MAKES NO WARRANTY, EXPRESS OR IMPLIED, AS TO THE RESULTS TO BE OBTAINED BY THE ISSUER, THE DEALER, HOLDERS OF NOTES OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE STANDARD AND POOR'S 500 INDEX OR ANY DATA INCLUDED THEREIN IN CONNECTION WITH THE RIGHTS LICENSED HEREUNDER OR FOR ANY OTHER USE. S&P MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND HEREBY EXPRESSLY DISCLAIMS ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE STANDARD AND POOR'S 500 INDEX OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL S&P HAVE ANY LIABILITY FOR ANY SPECIAL, PUNITIVE, INDIRECT OR CONSEQUENTIAL DAMAGES (INCLUDING LOST PROFITS), EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.

8 OPERATIONAL INFORMATION

(i)	ISIN Code:	XS0232929801
(ii)	Common Code:	023292980
(iii)	Fondscode:	Not Applicable
(iv)	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant number(s):	Not Applicable
(v)	Delivery:	Delivery against payment

(vi)	The Agents appointed in respect of the Notes are:	As set out in the Offering Circular and Bank of America, N.A., as Calculation Agent